Exhibit 10.15

EXECUTION VERSION

CONFIDENTIAL

***Certain identified information has been omitted from this exhibit because it is both (i)

not material and (ii) of the type that the Registrant treats as private or confidential. Such omitted information is indicated by brackets (“[…***…]”) in this exhibit.***

LICENSE AND COLLABORATION AGREEMENT

By and Between

KYVERNA THERAPEUTICS, INC.

and

INTELLIA THERAPEUTICS, INC.

December 29, 2021

TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

-iii-

LICENSE AND COLLABORATION AGREEMENT

THIS LICENSE AND COLLABORATION AGREEMENT (this “Agreement”), effective as of December 29, 2021 (the “Effective Date”), is by and between KYVERNA THERAPEUTICS, INC., a corporation organized under the laws of Delaware and having a principal place of business at 5980 Horton St, STE 550, Emeryville, CA 94608 (“Kyverna”), and INTELLIA THERAPEUTICS, INC., a corporation organized under the laws of Delaware and having a principal place of business at 40 Erie Street, Suite 130, Cambridge, MA 02139 (“Intellia”) (with each of Kyverna and Intellia referred to herein individually as a “Party” and collectively as the “Parties”).

WHEREAS, the Parties each have scientific expertise and technology that is useful in the research, discovery and development of T-cell based therapeutic products;

WHEREAS, the Parties desire to collaborate to research and develop the CRISPR Product for use in the Field (as such terms are defined below) and, in connection therewith, subject to the terms and conditions of this Agreement, each Party desires to grant the other certain licenses in furtherance of performing such activities and Intellia desires to grant Kyverna an exclusive license to develop and commercialize the CRISPR Product in the Field; and

WHEREAS, Kyverna desires to grant to Intellia an option to enter into a cost and profit share arrangement for the development and commercialization of the CRISPR Product, pursuant to which Intellia will have lead commercialization rights in the U.S. and Kyverna will have sole commercialization rights outside of the U.S.

NOW, THEREFORE, in consideration of the following mutual promises and obligations, and for other good and valuable consideration the adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Capitalized terms used in this Agreement, whether used in the singular or plural, except as expressly set forth herein, shall have the meanings set forth below:

1.1 “Affiliate” shall mean, with respect to any Person, another Person which controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract, or otherwise. Without limiting the generality of the foregoing, a Person shall be deemed to control another Person if any of the following conditions is met: (a) in the case of corporate entities, direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, direct or indirect ownership of fifty percent (50%) or more of the equity interest with the power to direct the management and policies of such non-corporate entities. The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside of the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity. For purposes of this Agreement, in no event shall Intellia or any of its Affiliates be deemed an Affiliate of Kyverna or any of its Affiliates, nor shall Kyverna or any of its Affiliates be deemed an Affiliate of Intellia or any of its Affiliates.

1.2 “Allo Technology” shall mean Intellia’s Background Intellectual Property that Covers its proprietary compositions and methods to make certain genomic edits to otherwise physiologic cells that render them suitable for functioning and survival in in vivo host systems that are different from the host from which they were isolated.

1.3 “Anti-Corruption Laws” shall mean all Applicable Laws regarding public or private-sector corruption, bribery, kickbacks, speed or facilitation payments, ethical business conduct, money laundering, embezzlement, political contributions, gifts, gratuities, expenses, entertainment, hospitalities, agency relationships, commissions, lobbying, books and records, and financial controls, including the FCPA, the U.S. Travel Act, and other anti-corruption laws.

1.4 “Applicable Law” shall mean applicable laws, rules, and regulations, including any rules, regulations, guidelines, standard, agency requirement, license, or permit or other requirements of any Governmental Authority, which may be in effect from time to time, including Good Practices.

1.5 “Approval” shall mean, with respect to the CRISPR Product, any approval, registration, license or authorization from the applicable Regulatory Authority required for the development, manufacture or commercialization of the CRISPR Product in a regulatory jurisdiction, and shall include any such approval, registration, license or authorization granted for any Marketing Approval.

1.6 “Biosimilar Application” shall mean an application or submission filed with a Regulatory Authority for Marketing Approval of a biopharmaceutical or biological product, including a gene therapy or engineered cell product, claimed to be biosimilar or interchangeable to the CRISPR Product or otherwise relying on the Approval of the CRISPR Product, including, for example, an application filed under 42 U.S.C. §262(k).

1.7 “Biosimilar Product” means, with respect to CRISPR Product in a particular country in the Territory, any biological product sold by a Third Party that is not an Affiliate or sublicensee of, or a Third Party distributor for, a Party, and that did not purchase such CRISPR Product in a chain of distribution that included such Party or its Affiliates or sublicensees, (a) where such product is approved by the applicable Regulatory Authority as biosimilar to or interchangeable with the CRISPR Product (including, with respect to the United States, a product that is the subject of an application submitted under Section 351(k) of the Public Health Services Act citing the CRISPR Product as the reference product) or (b) for which the Approval otherwise relies on the CRISPR Product as a reference product or any corresponding foreign application in the Territory (including, with respect to the EU, a marketing authorization application for a biosimilar biological medicinal product pursuant to Article 10(4) of Directive 2001/83/EC).

1.8 “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which commercial banks in Boston, Massachusetts and San Francisco, California, are authorized or required by law to remain closed.

1.9 “Calendar Year” shall mean each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Effective Date and end on December 31 of the year after the Effective Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.10 “CAR” shall mean a chimeric antigen receptor with the following components: an antibody-based antigen recognition domain, a transmembrane region and an intracellular signaling domain.

1.11 “Caribou-Intellia License Agreement” shall mean the License Agreement by and between Caribou Biosciences Inc. (“Caribou”) and Intellia, dated July 16, 2014, as supplemented by the Supplement to License Agreement between Intellia and Caribou, dated August 21, 2015, and as amended by Amendment No. 1 to License Agreement and the Addendum to License Agreement, each between Intellia and Caribou and each dated February 2, 2016, and as may be amended following the Effective Date.

1.12 “CD19” shall mean the B-cell antigen known as B-lymphocyte Antigen CD19 or Cluster of Differentiation 19.

1.13 “Change of Control” shall mean, with respect to a Party, the (a) acquisition of beneficial ownership, directly or indirectly, by a Third Party of a majority or more of the then-outstanding securities or other voting interest of such Party; (b) any merger, reorganization, consolidation or business combination involving such Party and a Third Party that results in the holders of beneficial ownership (other than by virtue of obtaining irrevocable proxies) of the voting securities or other voting interests of such Party immediately prior to such merger, reorganization, consolidation, or business combination ceasing to hold beneficial ownership of at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, consolidation or business combination; or (c) any sale, lease, exchange, contribution, or other transfer (in one transaction or a series of related transactions) to a Third Party of all or substantially all of such Party’s assets, other than a sale or disposition of such assets to an Affiliate of such Party; provided that, for clarity, a Change of Control does not include (i) an internal consolidation, merger, share exchange or other reorganization of a Party between or among such Party and one or more of its Affiliates, (ii) a sale of assets, merger, or other transaction effected exclusively for the purpose of changing domicile of a Party, or (iii) any public offering of a Party’s equity securities or other issuance of stock by a Party in an equity financing.

1.14 “Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party or its Affiliate with respect to any objective, activity or decision to be undertaken hereunder, those reasonable, good faith efforts and resources to accomplish such objective, activity or decision consistent with those efforts and resources the relevant Party would normally use to accomplish a similar objective, activity or decision under similar circumstances, it being understood and agreed that with respect to the research, development, manufacture or commercialization of a product, such efforts and resources shall be consistent with the usual practices of such Party under similar circumstances for similar compounds or products owned by it or to which it has similar rights, which compound or product, as applicable, is at a similar stage in its development or product life and is of similar market potential, taking into account all scientific, commercial, and other factors then prevailing that the Party would take into account under similar circumstances, including issues of safety and efficacy, expected and actual cost and time to develop, expected and actual profitability, expected and actual competitiveness of alternative products, the nature and extent of expected and actual market exclusivity (including patent coverage and regulatory exclusivity), the expected likelihood of Marketing Approval, the expected and actual reimbursability and pricing, and the expected and actual amounts of marketing and promotional expenditures required, provided, however, that Commercially Reasonable Efforts shall not consider with respect to a Party the payments required to be made by such Party to the other Party under this Agreement. Commercially Reasonable Efforts shall be determined on a market-by-market and indication-by-indication basis for a particular product, and it is anticipated that the level of effort will be different for different markets, and will change over time, reflecting changes in the status of the product and the market(s) involved.

1.15 “Contract Year” shall mean the period beginning on the Effective Date and ending on December 31, 2022, and each succeeding twelve (12) month period thereafter during the Term (except that the last Contract Year shall end on the effective date of any termination or expiration of the Term).

1.16 “Control” or “Controlled” shall mean, with respect to any Material, Confidential Information, or Intellectual Property, that a Party (a) owns such Material, Confidential Information, or Intellectual Property, or (b) has a license or right to use such Material, Confidential Information, or Intellectual Property; in each case ((a) or (b)), with the ability to grant to the other Party access to, or a license or a sublicense (as applicable) of, such rights to such Material, Confidential Information, or Intellectual Property on the terms and conditions set forth herein, without violating the terms of any agreement with any Third Party in existence as of the Effective Date. Notwithstanding the foregoing, for purposes of this definition, Intellia (or its Affiliate) shall Control any Material, Confidential Information, or Intellectual Property that is the subject of an in-license agreement entered into by Intellia (or its Affiliate) with a Third Party before or after the Effective Date only if Kyverna assumes vis-à-vis Intellia all applicable obligations under the relevant in-license agreement that apply to a sublicense under such in-license agreement, including the obligation to pay any royalties or other consideration that would be due as a result of Kyverna’s activities under this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event of a Change of Control of a Party (a “CoC Party”), the CoC Party shall be deemed not to Control any Material, Confidential Information, or Intellectual Property that is owned or in-licensed by an acquiring Third Party described in the definition of “Change of Control” or such acquiring Third Party’s Affiliates (i) prior to the closing of such Change of Control, except to the extent that any such Material, Confidential Information, or Intellectual Property was Controlled by the CoC Party or any of its Affiliates prior to such Change of Control, or (ii) after such Change of Control to the extent that such Material, Confidential Information, or Intellectual Property is created by such Third Party or its Affiliates (excluding, for the avoidance of doubt, the CoC Party or its Affiliates immediately prior to the closing of such Change of Control) after such Change of Control without using or incorporating any Material, Confidential Information, or Intellectual Property that is the subject of this Agreement. Notwithstanding the foregoing ((i) and (ii)), following such Change of Control, such CoC Party shall in all cases be deemed to Control all Materials, Confidential Information, and Intellectual Property (A) arising from the performance of activities under this Agreement on the terms as set forth in this Agreement, (B) that are improvements to, derivatives of, or are otherwise based on or incorporate, any Material, Confidential Information, or Intellectual Property Controlled by such CoC Party or any of its Affiliates prior to such Change of Control, or (C) that such CoC Party or Third Party acquiror or its Affiliates makes available for the conduct of activities under this Agreement or actually uses in the conduct of activities under this Agreement.

1.17 “Cover”, “Covering”, or “Covered” shall mean, with respect to a given product in a given country, that the composition of matter (other than formulation) of such product, or the method of use or manufacture of such product, is claimed under a Valid Claim in the country of sale (and, solely for the purposes of calculating whether royalties are owed under the UC Technology License, the country of manufacture) of such product and that in the absence of ownership of or a license granted under such Valid Claim, the manufacture, use, offer for sale, sale or importation of such product or the practice of such method, would infringe such Valid Claim; provided, that with respect to a method of use, such method of use is for an indication for which a Marketing Approval has been received for such product in such country (as set forth on the approved labeling in such country for such product).

1.18 “CPI” shall mean the Consumer Price Index – All Urban Consumers for the country in which the applicable personnel are located (for example, CPI-U for the United States) published by the United States Department of Labor, Bureau of Statistics (or its successor equivalent index), or an equivalent index in a foreign country applicable to FTEs in such country.

1.19 “CPI Adjustment” shall mean the percentage increase or decrease, if any, in the CPI applicable to the applicable personnel for the twelve (12) months ending September 30 of the Contract Year prior to the Contract Year for which the adjustment is being made.

1.20 “CRISPR-Cas9 Technology” shall mean genome editing technology Controlled by Intellia using (a) the enzyme known as Cas9, or variants thereof, together with (b) one (1) or more nucleic acid molecules (including gRNAs, crRNAs, trRNAs) that is/are required for the function or targeting of the enzymes in clause (a) (the materials specified in clauses (a) and (b), individually and collectively, the “CRISPR-Cas9 Materials”).

1.21 “CRISPR Product” shall mean an allogeneic cell therapy product directed to CD19 as its only intended therapeutic target that (a) is researched, developed, made, used, exploited, or sold under this Agreement; and (b) is engineered using or incorporates (i) any Intellia Intellectual Property, including Allo Technology, and (ii) the Kyverna CD19 CAR Construct.

1.22 “Debarred” or “Debarment” means, with respect to an individual or entity, that such individual or entity is or has been debarred, suspended or the subject of a conviction under 21 U.S.C. §335a, excluded from a federal or governmental health care program (including exclusion under 42 U.S.C. §1320a-7), debarred from federal contracting, convicted of or pled nolo contendere to any felony, or to any federal or state legal violation (including misdemeanors) relating to prescription drug products or fraud, the subject to Office of Foreign Asset Control (OFAC) sanctions or on the OFAC list of specially designated nationals, or the subject of any similar sanction of any Governmental Authority.

1.23 “EMA” means the European Medicines Agency and any successor agency thereto.

1.24 “EU” means the European Union, as its membership may be constituted from time to time, and any successor thereto.

1.25 “Executive Officers” shall mean the Chief Executive Officer of Kyverna and the Chief Executive Officer of Intellia, or their respective designees with equivalent decision-making authority with respect to matters under this Agreement.

1.26 “FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§78dd-1, et seq.) as amended.

1.27 “FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

1.28 “Field” shall mean use of the CRISPR Product to treat or prevent autoimmune diseases or conditions, inflammatory diseases or conditions, or humoral rejection for solid organ transplantation.

1.29 “First Commercial Sale” means, on a country-by-country basis with respect to the CRISPR Product, the first sale or other disposition for value of the CRISPR Product to a Third Party that is not a sublicensee by Kyverna, its Affiliates or sublicensees in such country following applicable Approval of the CRISPR Product in such country. Dispositions of the CRISPR Product for, or use of the CRISPR Product in, clinical trials or other scientific testing, as free samples, or under named patient use, compassionate use, patient assistance, charitable purposes, or test marketing programs or other similar programs or studies shall not be considered a First Commercial Sale.

1.30 “Foreground Intellectual Property” shall mean (a) any Know-How that arises, is invented, conceived, reduced to practice, or otherwise developed in the course of performance of the activities under this Agreement, including the Collaboration, whether solely by or on behalf of a Party or jointly by or on behalf of the Parties and (b) any and all Patent Rights and other Intellectual Property rights in any of the foregoing.

1.31 “FPFD” means the administration of the first dose of the CRISPR Product to the first patient (or volunteer, as applicable) while such patient or volunteer is participating in a clinical trial for the CRISPR Product.

1.32 “FTE” shall mean a full-time equivalent employee (i.e., one fully-committed or multiple partially-committed employees aggregating to one full-time employee) employed by a Party (or its Affiliate), with such commitment of time and effort to constitute one employee performing such work on a full-time basis, which for purposes hereof shall be one thousand eight hundred (1,800) hours per Contract Year (pro-rated for any Contract Year that is less than twelve (12) months).

1.33 “FTE Cost” shall mean, for a given period, the number of FTEs for such period multiplied by the FTE Rate.

1.34 “FTE Rate” shall mean (a) for each FTE based in the US, […***…] dollars ($[…***…]) per FTE per Contract Year, adjusted in each Contract Year on January 1 (commencing on January 1, 2024) in accordance with any CPI Adjustment, and (b) for each FTE based outside the U.S., such amount as the Parties shall agree to, in writing, in the local currency in the country where such FTE is based (which shall be converted into United States dollars (“USD”) in accordance with Section 6.5(b)). For clarity, the FTE Rate shall be inclusive of out-of-pocket expenses incurred by a Party that are for basic laboratory supplies and reagents and other sundry expenses specifically associated with the FTE performing the activities, including travel costs and supporting allocated costs (e.g., relevant allocated overhead costs).

1.35 “GAAP” shall mean generally accepted accounting principles as applicable in the United States.

1.36 “Gene Editing Company” shall mean (a) any Third Party listed on Schedule 1.36, and/or (b) any Third Party the principal business of which is primarily based, and relies substantially, on a gene editing platform technology, including CRISPR.

1.37 “Good Practices” shall mean compliance with the applicable standards contained in then-current “Good Laboratory Practices” or “GLP”, “Good Manufacturing Practices” or “GMP”, and “Good Clinical Practices” or “GCP”, in each case as promulgated by the FDA, and all analogous guidelines promulgated by the EMA or the ICH, as applicable.

1.38 “Governmental Authority” shall mean any court, agency, authority, department, regulatory body, or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city, or other political subdivision of any such government or any supranational organization of which any such country is a member, including Regulatory Authorities.

1.39 “ICH” shall mean the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

1.40 “IND” shall mean, with respect to a product, an Investigational New Drug Application filed with the FDA pursuant to 21 C.F.R. § 312 the filing of which is necessary to commence clinical testing of such product in humans, including all amendments and supplements to such application, or any equivalent filing with any Regulatory Authority outside the United States (e.g., a Clinical Trial Application (“CTA”) filed with the EMA, a member country of the European Union, or the United Kingdom).

1.41 “Intellectual Property” shall mean any Know-How, Patent Rights, copyrights and any other intellectual property rights, but excluding trademarks.

1.42 “Intellia Background Intellectual Property” shall mean the Intellia Background Know-How and the Intellia Background Patent Rights.

1.43 “Intellia Background Know-How” shall mean any and all Know-How that is Controlled by Intellia or any of its Affiliates (a) as of the Effective Date and that is (i) necessary or reasonably useful for the research, development, making, using, selling, offering for sale or importing of the CRISPR Product (or any component thereof) or the conduct of the Collaboration and (ii) actually used in connection with or incorporated in the CRISPR Product or (b) that is disclosed by Intellia to Kyverna during the Collaboration Term under the Collaboration Plan and actually used in connection with or incorporated in the CRISPR Product. For clarity, the foregoing shall not obligate Intellia to disclose Know-How to Kyverna except as explicitly set forth in this Agreement, provided that for clarity, Intellia shall not unreasonably withhold, condition or delay its consent to the disclosure of Know-How that is necessary or reasonably useful for the performance of activities under the Collaboration Plan.

1.44 “Intellia Background Patent Rights” shall mean (a) those Patent Rights that are Controlled by Intellia or any of its Affiliates as of the Effective Date, (including such Patent Rights that are Controlled by Intellia or any of its Affiliates through the Intellia Existing Third Party Agreements) that are necessary or reasonably useful for (i) the research, development, making, using, selling, offering for sale or importing of the CRISPR Product (or any component thereof) or (ii) the conduct of the Collaboration and (b) all Patent Rights that (i) are not included in (a), (ii) are Controlled by Intellia or any of its Affiliates as of the Effective Date or during the Term, and (iii) Cover Intellia Background Know-How. As of the Effective Date, the Intellia Background Patent Rights that Cover the Allo Technology are set forth in Schedule 1.44(a) and all other Intellia Background Patent Rights are set forth in Schedule 1.44(b). Notwithstanding the foregoing, if either Party identifies during the Term any Patent Right Controlled by Intellia that falls within clause (a) of the definition of Intellia Background Patent Rights and was not included on Schedule 1.44 as of the Effective Date, such Patent Right will nonetheless be deemed an Intellia Background Patent Right and included in the licenses granted to Kyverna hereunder, unless Intellia does not agree with such determination, in which case the dispute shall be resolved in accordance with Section 14.1(d).

1.45 “Intellia Existing Third Party Agreements” shall mean the Caribou-Intellia License Agreement and the Novartis-Intellia License Agreement.

1.46 “Intellia Foreground Intellectual Property” shall mean any Foreground Intellectual Property that (a) is developed solely by Intellia, (b) constitutes an Intellia Materials Improvement, or (c) constitutes an improvement, enhancement or other modification that relates to the Intellia Background Intellectual Property (including for clarity the Allo Technology), and in each case of (a) through (c), does not constitute Product-Specific Technology (“Intellia Platform Improvements”).

1.47 “Intellia Intellectual Property” shall mean the Intellia Background Intellectual Property and the Intellia Foreground Intellectual Property.

1.48 “Intellia Manufactured Materials” shall mean the Intellia Materials set forth on Schedule 1.48.

1.49 “Intellia Materials” shall mean any materials that are Controlled by Intellia or its Affiliates and that are provided by Intellia to Kyverna for use in the performance of this Agreement, including (a) animal models or other modified animals, (b) antibodies or other targeting moieties, (c) CRISPR-Cas9 Materials, (d) viral vectors, (e) nanoparticles, lipids or polymers, (f) any nucleic acid or amino acid sequences encoding or derived from the foregoing, or (g) those materials listed on Schedule 1.49.

1.50 “Intellia Materials Improvement” shall mean (a) any Foreground Intellectual Property that is invented by or on behalf of either Party (solely or jointly with the other Party) under this Agreement (e.g., while performing the Collaboration) that constitutes or comprises an improvement, enhancement or other modification that specifically relates to any Intellia Materials, including any such Foreground Intellectual Property that comprises a composition of, or any method of using or making, Intellia Materials, and (b) any Patent Rights to the extent within the Foreground Intellectual Property in the foregoing clause (a). For clarity, (i) Intellia Materials Improvements shall not include any Product-Specific Technology or Intellia Platform Improvements, and (ii) if any Foreground Intellectual Property constitutes both a Intellia Materials Improvement and a Kyverna Materials Improvement, irrespective of inventorship, the Parties shall discuss in good faith to agree upon the ownership of such Intellectual Property, and in the absence of mutual agreement (following escalation to Executive Officers), such Intellectual Property shall be deemed to be Joint Intellectual Property, and for clarity shall be included in the applicable licenses granted by each Party to the other Party hereunder.

1.51 “Intellia Patent Rights” shall mean (a) the Intellia Background Patent Rights, (b) Patent Rights within the Intellia Foreground Intellectual Property, and (c) Intellia’s interest in Patent Rights within the Joint Intellectual Property.

1.52 “Intellia Third Party Agreement” shall mean the Intellia Existing Third Party Agreement and any Intellia Platform In-License that Kyverna elects to sublicense in accordance with Section 5.5.

1.53 “Joint Intellectual Property” shall mean all Foreground Intellectual Property other than Intellia Foreground Intellectual Property and Kyverna Foreground Intellectual Property (including Patent Rights in any of the foregoing).

1.54 “Know-How” shall mean any and all proprietary technical or scientific information, data, test results, conclusions, analysis, knowledge, techniques, discoveries, inventions, specifications, designs, trade secrets, chemical structures, compositions of matter and other information (whether or not patentable or otherwise protected by trade secret law).

1.55 “Kyverna Autologous CD19 CAR Program” shall mean the autologous CD19 targeted program incorporating the Kyverna CD19 CAR Construct.

1.56 “Kyverna Background Intellectual Property” shall mean the Kyverna Background Know-How and Kyverna Background Patent Rights.

1.57 “Kyverna Background Know-How” shall mean any and all Know-How that is both (a) Controlled by Kyverna or any of its Affiliates as of the Effective Date and (b) necessary or reasonably useful for the conduct of the Collaboration. Know-How must satisfy clauses (a) and (b) of this definition to be included in Kyverna Background Know-How.

1.58 “Kyverna Background Patent Rights” shall mean those Patent Rights that (a) are Controlled by Kyverna or any of its Affiliates as of the Effective Date, and (b) are necessary or reasonably useful for the conduct of the Collaboration including any such Patent Rights that Cover Kyverna Background Know-How. Patent Rights must satisfy (a) and (b) to qualify as Kyverna Background Patent Rights. As of the Effective Date, the Kyverna Background Patent Rights are set forth in Schedule 1.58.

1.59 “Kyverna CD19 CAR Construct” shall mean the fully human CD19 CAR construct referred to as 47G4-CD828Z including any improvements or derivatives thereof that use the same or substantially similar binding domain. For clarity any improvements, derivatives or changes to such construct that are of the nature that would not require a new IND shall be considered the same construct for purposes of this Agreement.

1.60 “Kyverna Existing Third Party Agreements” shall mean the agreements set forth on Schedule 1.60.

1.61 “Kyverna Foreground Intellectual Property” shall mean (a) any Foreground Intellectual Property that constitutes Product-Specific Technology, and (b) any Foreground Intellectual Property not included in (a) that (i) is developed solely by Kyverna or (ii) constitutes Kyverna Materials Improvements, excluding, in the case of (i) and (ii), any Intellia Platform Improvements.

1.62 “Kyverna FTO Intellectual Property” shall mean any Kyverna Foreground Intellectual Property under Section 1.61(a) or (b)(i), excluding any such Kyverna Foreground Intellectual Property that specifically covers or claims the lentiviral insertion of a CAR (including the Kyverna CD19 CAR Construct).

1.63 “Kyverna Intellectual Property” shall mean the Kyverna Background Intellectual Property and the Kyverna Foreground Intellectual Property.

1.64 “Kyverna Materials” shall mean Kyverna’s (or its Affiliate’s) proprietary materials that are used in the performance of this Agreement or otherwise licensed or provided to Intellia hereunder, including (a) animal models or other modified animals, (b) antibodies or other targeting moieties, (c) viral vectors, (d) any nucleic acid or amino acid sequences encoding or derived from the foregoing, or (e) those materials listed on Schedule 1.65. For clarity, the Kyverna CD19 CAR Construct is not included in Kyverna Materials.

1.65 “Kyverna Materials Improvements” shall mean (a) any Foreground Intellectual Property that is invented by or on behalf of either Party (solely or jointly with the other) under this Agreement that constitutes or comprises an improvement, enhancement or other modification that specifically relates to any Kyverna Materials, including any such Intellectual Property that comprises a composition of, or any method of using or making, Kyverna Materials, and (b) any Patent Rights to the extent within the Intellectual Property in the foregoing clause (a). For the avoidance of doubt, Foreground Intellectual Property that constitutes or comprises an improvement, enhancement or other modification to the Kyverna CD19 CAR Construct shall be considered Kyverna Materials Improvements. For clarity, if any Foreground Intellectual Property constitutes both a Intellia Materials Improvement and a Kyverna Materials Improvement, irrespective of inventorship, the Parties shall discuss in good faith to agree upon the ownership of such Intellectual Property, and in the absence of mutual agreement (following escalation to Executive Officers), such Intellectual Property shall be deemed to be Joint Intellectual Property.

1.66 “Kyverna Patent Rights” shall mean (a) the Kyverna Background Patent Rights, (b) Patent Rights within the Kyverna Foreground Intellectual Property, and (c) Kyverna’s interest in Patent Rights within the Joint Intellectual Property.

1.67 “Major Market” shall mean any of China, France, Germany, Italy, Japan, Spain and the United Kingdom.

1.68 “Marketing Approval” shall mean all approvals of the applicable Regulatory Authority necessary for the marketing and sale of the CRISPR Product in a given country (or other jurisdiction), including Pricing Approval.

1.69 “Net Sales” shall mean, with respect to the CRISPR Product, the gross amount invoiced for bona fide arms’ length sales of all units of such CRISPR Product (including, for the avoidance of doubt, the CRISPR Product sold or used together with devices for a single price) by or on behalf of Kyverna or its Affiliates or sublicensees (but excluding distributors) to the first Third Party (including distributors), less the following deductions, consistently applied, to the extent not duplicative and actually incurred, allowed, paid, accrued or specifically allocated:

(a) trade, cash, quantity and free-goods allowances granted or taken with respect to sales of such CRISPR Products;

(b) amounts repaid or credited with respect to such CRISPR Product by reason of billing errors, defects, rejections, recalls, damaged goods and returns;

(c) Third Party cash rebates and chargebacks with respect to sales of the CRISPR Product;

(d) retroactive price reductions for the CRISPR Product that are actually allowed or granted;

(e) refunds, credits, rebates and other payments with respect to the sale of the CRISPR Product accrued, paid or deducted pursuant to government entities or payor agreements (including managed care agreements) or pursuant to governmental regulations, including fees on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended);

(f) branded co-pay or similar programs specifically related to the CRISPR Product;

(g) freight, postage, shipment and insurance costs (or wholesaler fees in lieu of those costs) and customs duties incurred in delivering the CRISPR Product that are separately identified on the invoice or other documentation;

(h) sales taxes, excise duties, or other consumption taxes and compulsory payments to Governmental Authorities or other governmental charges imposed on the sale of the CRISPR Product (excluding taxes based on Kyverna’s, its Affiliates’ and/or it sublicensees’ income or other similar governmental charges and including any franchise, branch profits, or gross receipts charges), which are separately identified on the invoice or other documentation;

(i) fees paid to Third Party distributors or selling agents;

(j) any invoiced amounts from a prior period which have not been collected and have been written off by Kyverna or its Affiliates or sublicensees, including bad debts, in accordance with the standard practices of Kyverna or its Affiliates or sublicensees (as applicable) for writing off uncollectable amounts consistently applied, to the extent such amounts have not been previously deducted; provided that any such amounts that are written off shall be added back in the subsequent collection period to the extent later collected; and

(k) other specifically identifiable costs or charges included in the gross invoiced sales price of the CRISPR Product falling within categories substantially equivalent to those listed above or ultimately credited to customers or a Governmental Authority or agency thereof (or any other Third Party).

Such amounts will be determined from the books and records of Kyverna, its Affiliates (as at the Effective Date), maintained in accordance with GAAP, and (where applicable) the books and records of its Affiliates (after the Effective Date) and sublicensees, maintained in accordance with generally accepted accounting principles consistently applied by the applicable entity.

A “Net Sale” is deemed to occur when the invoice for the CRISPR Product is issued, or if no invoice is issued, then (notwithstanding the first sentence of this definition) upon the earlier of shipment or transfer of title in the CRISPR Product to a Third Party. Sales between Kyverna and its Affiliates or sublicensees, for resale, shall be disregarded for purposes of calculating Net Sales; provided that subsequent sales of the CRISPR Product by such Affiliates or sublicensees to an unrelated Third Party shall be included in the Net Sales. Any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are separately charged to and paid by Third Parties shall not be deducted from the invoice price in the calculation of Net Sales. In the case of any sale of the CRISPR Product for consideration other than cash, such as barter or countertrade, Net Sales shall be calculated based on the median average Net Sales price of the CRISPR Product in such country. For clarity, any actual amounts received for sale, disposal or use of the CRISPR Product in any compassionate use, named patient use or other similar programs will be included in Net Sales.

In the event that the CRISPR Product is sold as part of a Combination Product (where “Combination Product” means any pharmaceutical product which comprises the CRISPR Product and another biologically active compound(s)), the Net Sales of the CRISPR Product, for the purposes of determining royalty and commercial milestone payments, shall be determined by multiplying the Net Sales of the Combination Product by the fraction, A / (A+B) where A is the weighted average sale price of the CRISPR Product when sold separately in finished form, and B is the weighted average sale price of the other compound(s) or ingredients sold separately in finished form. In the event that the weighted average sale price of the CRISPR Product can be determined but the weighted average sale price of the other compound(s) or ingredients cannot be determined, Net Sales for purposes of determining royalty payments and commercial milestones shall be calculated by multiplying the Net Sales of the Combination Product by the fraction A / C where A is the weighted average sale price of the CRISPR Product when sold separately in finished form and C is the weighted average sale price of the Combination Product. In the event that the weighted average sale price of the other compound(s) or ingredients can be determined but the weighted average sale price of the CRISPR Product cannot be determined, Net Sales for purposes of determining royalty payments and commercial milestones shall be calculated by multiplying the Net Sales of the Combination Product by the following formula: one (1) minus (B / C) where B is the weighted average sale price of the other compound(s) or ingredients when sold separately in finished form and C is the weighted average sale price of the Combination Product. If the weighted average sale price of both the CRISPR Product and the other compound(s) or ingredient(s) in the Combination Product cannot be determined, the Net Sales of the CRISPR Product shall be deemed to be equal to percentage of the Net Sales of the Combination Product, based on the relative value and/or cost of the CRISPR Product and other compound(s) or ingredient(s) in such Combination Product; provided; however, that in the event the Parties cannot, in spite of good faith efforts, mutually agree to such a percentage within sixty (60) days following the initiation of such discussion, the matter will be resolved in accordance with Section 14.1(c).

For purposes of calculating Net Sales of Combination Products, the weighted average sale price for the CRISPR Product, other compound(s) or ingredients, or Combination Product shall be calculated once each Contract Year and such price shall be used during all applicable royalty reporting periods for the entire following Contract Year. When determining the weighted average sale price of the CRISPR Product, other compound(s) or ingredients, or Combination Product, the weighted average sale price shall be calculated by dividing the amount of such sales (converted into USD) by the units of active ingredient sold during the twelve (12) months (or the number of months sold in a partial Calendar Year) of the preceding Contract Year for the CRISPR Product, other compound(s) or ingredients, or Combination Product.

1.70 “Novartis Agreement” shall mean the License and Collaborative Research Agreement by and between Novartis Institutes for BioMedical Research, Inc. and Intellia, dated December 18, 2014, as currently amended and as may be amended or restated following the Effective Date.

1.71 “Option Package” shall mean the following information to be provided to Intellia pursuant to Section 4.1(c), as applicable:

(a) summaries of all material preclinical and clinical data related to the Kyverna Autologous CD19 CAR Program meeting the POC Criteria and analyses of such data, copies of all documented regulatory communications, and all material CMC information, in Kyverna’s or its Affiliate’s Control;

(b) all material information related to forecasted development plan and costs, manufacturing costs and forecasted market opportunity related to the Kyverna Autologous CD19 CAR Program and/or the CRISPR Product, in each case, that Kyverna (or its Affiliate or sublicensees) has generated or has access to up to the time such Option Package is delivered;

(c) exceptions to any of the representations set forth in Section 9.2 applied mutatis mutandis to the subject matter of the potential Intellia Option exercise; and

(d) such other information as reasonably requested by Intellia.

1.72 “Out-of-Pocket Costs” shall mean, with respect to certain activities hereunder, direct amounts actually paid by a Party or its Affiliates to Third Parties and specifically identifiable and incurred to conduct such activities, but excluding (with respect to any costs under the Collaboration Plan) any FTE Costs and any Third Party Agreement payments.

1.73 “Patent Application” shall mean any application for a Patent, including any provisional, non-provisional, continuation, continuation-in-part or divisional applications and any PCT international applications or national phase applications, whether in the U.S. or any foreign country, including any applications claiming priority to any of the foregoing.

1.74 “Patent Rights” shall mean Patents and Patent Applications and without limiting the foregoing, the right to claim priority of such Patents and Patent Applications.

1.75 “Patents” shall mean any patent, including any patent(s) that issue from a Patent Application, and further including any reissue, extension, substitution, confirmation, re-registrations, re-examination, revival, supplementary protection certificate or patents of addition, whether in the U.S. or any foreign country.

1.76 “Person” shall mean and include an individual, partnership, joint venture, limited liability company, corporation, firm, trust, unincorporated organization, or government or other department or agency thereof.

1.77 “Phase 1 Trial” means a human clinical trial of the CRISPR Product that would satisfy the requirements of 21 C.F.R. § 312.21(a) or its non-U.S. equivalents, which provides for the first introduction into humans of a product, conducted in normal volunteers or patients to get information on product safety, tolerability, immunogenicity, pharmacological activity, or pharmacokinetics.

1.78 “Pivotal Trial” shall mean, with respect to the CRISPR Product, a clinical trial that at the time of first patient, first dosing therein (or any later point, if applicable), is expected, based on guidance from the applicable Regulatory Authority or otherwise, to provide the basis for submitting an application for Approval for such product. For avoidance of doubt, a clinical trial or portion thereof may be a Pivotal Trial regardless of the phase attributed to such clinical trial in the protocol therefor.

1.79 “POC Criteria” has the meaning set forth on Schedule 1.79.

1.80 “Pricing Approval” shall mean any approval, agreement, determination, or decision establishing prices that can be charged to consumers for a pharmaceutical or biological product or that shall be reimbursed by Governmental Authorities for a pharmaceutical product, in each case, in a country where Governmental Authorities approve or determine pricing for pharmaceutical or biological products for reimbursement or otherwise.

1.81 “Product-Specific Technology” shall mean (a) with respect to Patent Rights, any Patent Right within the Foreground Intellectual Property in which one or more independent claims are specifically directed to the CRISPR Product, the composition of matter or sequence of the CRISPR Product, or methods of using or manufacturing the CRISPR Product (excluding any such Patent Right that includes one or more independent claims directed to the use of gene editing in the manufacture or creation of the CRISPR Product) (collectively, the Patent Rights in (a), the “Product-Specific Patent Rights”), and (b) with respect to Know-How, any Know-How within the Foreground Intellectual Property that is specifically directed to the CRISPR Product, the composition of matter or sequence of the CRISPR Product, or methods of using or manufacturing the CRISPR Product (excluding any such Know-How that relates to the use of gene editing to manufacture the CRISPR Product); provided, that, in each case ((a) and (b)), such Intellectual Property is not necessary for or directed to any product other than the CRISPR Product or the product that is the subject of the Kyverna Autologous CD19 CAR Program.

1.82 “Quarter” or “Quarterly” shall refer to a calendar quarter, except that the first (1st) Quarter shall commence on the Effective Date and extend to the end of the then-current calendar quarter and the last calendar quarter shall extend from the first day of such calendar quarter until the effective date of the termination or expiration of this Agreement.

1.83 “Regulatory Authority” shall mean any applicable federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity anywhere in the world with authority over the activities conducted under this Agreement or the development, manufacture, or commercialization of products.

1.84 “Regulatory Filings” shall mean (a) regulatory applications, submissions, dossiers, notifications, registrations, or other filings made to or with, or Approvals or other approvals granted by, a Regulatory Authority that are necessary in order to develop, manufacture or commercialize the CRISPR Product in a particular country or regulatory jurisdiction, and (b) all correspondence or communication with or from the relevant Regulatory Authority, as well as minutes of any material meetings, telephone conferences, or discussions with the relevant Regulatory Authority.

1.85 “Reversion IP” shall mean (a) the Product-Specific Patent Rights, and (b) all Patent Rights and Know-How Controlled by Kyverna or any its Affiliates as of the effective date of termination that (i) with respect to Patent Rights, claim or Cover the CRISPR Product as it exists as of the effective date of termination, including its composition of matter, method of manufacture or use, and in each case, that are necessary to research, develop, make, use, sell, offer for sale or import such CRISPR Product for use in the Field, and (ii) with respect to Know-How, has been actually incorporated into or is otherwise necessary for the use or manufacture of the CRISPR Product as it exists as of the effective date of termination.

1.86 “Segregate” shall mean the segregation of the development and commercialization activities relating to any Acquiror Program from development and commercialization activities with respect to the CRISPR Product under this Agreement, including to ensure that: (a) no personnel involved in performing the development or commercialization of the Acquiror Program have access to non-public plans or non-public information relating to the development or commercialization of CRISPR Products or any other Confidential Information of Kyverna or

Intellia; (b) no personnel involved in performing the development or commercialization of CRISPR Products have access to non-public plans or information relating to the development or commercialization activities under such Acquiror Programs in the Field and (c) the Third Party acquiror does not use in the conduct of any Acquiror Programs (i) any Confidential Information of Intellia or (ii) any Intellia Background Intellectual Property and Intellia Foreground Intellectual Property, provided that for clarity, these restrictions shall not apply to individuals involved at a senior management or executive level who are generally involved in decision-making regarding programs and products generally, and who are not involved in day-to-day activities or decision-making in connection with the CRISPR Product or Acquiror Program, as applicable.

1.87 “Series B Investment Agreement” shall mean that certain Series B Preferred Stock Purchase Agreement between the Parties and the other purchasers listed therein dated as of November 9, 2021, as amended from time to time.

1.88 “Third Party” shall mean any Person other than Intellia or Kyverna or any Affiliate of either Party.

1.89 “Third Party Agreements” shall mean the Intellia Third Party Agreements, Kyverna Existing Third Party Agreement, and Kyverna Additional Third Party Agreements.

1.90 “TPFD” shall mean the administration of the first dose of the CRISPR Product to the third patient (or volunteer, as relevant) while such patient or volunteer is participating in a clinical trial for the CRISPR Product.

1.91 “UC Technology License” shall mean the Exclusive License Agreement, dated as of April 16, 2013, by and between Caribou, the University of Vienna and the Regents of the University of California, as amended on April 17, 2013.

1.92 “United States” or “U.S.” shall mean the United States of America and its territories and possessions.

1.93 “U.S. Export Control Laws” shall mean all applicable U.S. laws and regulations relating to the export or re-export of commodities, technologies, or services, including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986.

1.94 “Valid Claim” shall mean a claim of an issued and unexpired Patent (including the term of any patent term extension, supplemental protection certificate, renewal or other similar extension) within the Intellia Patent Rights that has not been abandoned or revoked, or held unpatentable, invalid or unenforceable in a final decision of a court or other Governmental Authority of competent jurisdiction from which no appeal may be or has been taken, and that has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination, disclaimer or otherwise.

1.95 The remaining capitalized terms used in this Agreement shall have the meanings set forth in the following Sections of this Agreement:

Defined Term	Section
Adverse Ruling	Section 13.4

Agreement	Preamble

Alleged Party	Section 13.4

Alleging Party	Section 13.4

Alliance Manager	Section 2.3

Arbitration	Section 14.1(b)(i)

Arbitration Draft	Section 14.1(c)(iv)(2)

Arbitrator	Section 14.1(c)(ii)

Bankruptcy Event	Section 13.3

Breach Cure Period	Section 13.4

Breach Notice	Section 13.4

Caribou	Section 1.11

CDA	Section 10.1(b)

CDMO	Section 5.10(a)

Claim	Section 11.1(a)

CoC Party	Section 1.16

Co-Co Agreement	Section 4.1(c)(ii)

Co-Co CRISPR Product	Section 4.1(c)(i)

Co-Co Terms Dispute	Section 14.1(c)

Collaboration	Section 2.1(b)

Collaboration Plan	Section 3.1(a)

Collaboration Term	Section 3.3(a)

Combination Product	Section 1.69

Confidential Information	Section 10.1(a)

CRISPR-Cas9 Materials	Section 1.20

CTA	Section 1.40

Damages	Section 11.1(a)

Disclosing Party	Section 10.1(a)

Dispute	Section 14.1(b)(i)

Effective Date	Preamble

Defined Term	Section

Defined Term	Section

Expedited Arbitration	Section 14.1(c)

Final Positions Draft	Section 14.1(c)(i)(2)

Force Majeure	Article 12

Indemnified Party	Section 11.2(a)

Indemnifying Party	Section 11.2(a)

Intellia	Preamble

Intellia Indemnitees	Section 11.1(b)

Intellia Option	Section 4.1(a)

Intellia Option Period	Section 4.1(c)(i)

Intellia Platform Improvements	Section 1.46

Intellia Platform In-License	Section 5.5(a)

Intellia Third Party Agreement	Section 5.5(b)

IP Disputes	Section 14.1(b)(viii)

Joint Intellectual Property Infringement	Section 7.4(e)(i)

Joint Patent Rights	Section 7.2(a)

Kyverna	Preamble

Kyverna Additional Third Party Agreement	Section 6.4(c)(i)

Kyverna Indemnitees	Section 11.1(a)

Kyverna Additional Third Party Agreement	Section 6.6

Kyverna Third Party Payments	Section 6.4(c)(i)

Materials	Section 5.8

Milestone Event	Section 6.3

Milestone Payment	Section 6.3

Negotiation Period	Section 4.1(c)(ii)

Net Sale	Section 1.69

Opening Brief	Section 14.1(c)(iii)(1)

Option Fee	Section 6.2

Option Notice	Section 4.1(c)(i)

Parties	Preamble

Defined Term	Section

Party	Preamble

Defined Term	Section

Patent Challenge	Section 13.5

Principal Investigator	Section 3.2(c)

Product-Specific Infringement	Section 7.4(d)(i)

Receiving Party	Section 10.1(a)

Response Brief	Section 14.1(c)(iii)(1)

Reversion License	Section 13.6(b)(i)

SEC	Section 10.5(d)

Selected Dispute	Section 14.1(c)

Selected Value Dispute	Section 14.1(c)

Series B Price	Section 6.1

Term	Section 13.1

USD	Section 1.34

ARTICLE 2

AGREEMENT OVERVIEW AND GOVERNANCE

2.1 Agreement Overview. The Parties intend and have agreed to undertake a collaboration under this Agreement consisting, in general, of the following major components, in each case as more particularly described herein:

(a) licenses under the Intellia Intellectual Property to enable Kyverna, in collaboration with Intellia (if and as applicable), to research, develop, make, have made, use, sell, offer for sale, export, and import and otherwise exploit the CRISPR Product, including the right to grant sublicenses in accordance with the terms and conditions of this Agreement;

(b) a collaboration between Intellia and Kyverna to research and develop the CRISPR Product suitable for validation through pre-clinical and clinical proof of concept clinical trials, including the performance of activities as set forth in the Collaboration Plan (the Collaboration”); and

(c) the option for Intellia to enter into a cost and profit arrangement in the U.S. for the CRISPR Product that is researched or developed under the Collaboration Plan.

2.2 Information Sharing.

(a) Each Party shall share information with the other Party in a timely manner concerning the progress of activities under the Collaboration Plan, and on a Quarterly basis, each Party shall provide to the other Party a written report (in electronic form) summarizing in reasonable detail the material activities (including research activities) performed by such Party under the Collaboration Plan since such Party’s most recent report.

(b) Once per Calendar Year, Kyverna shall share information with Intellia regarding the status of regulatory activities and material Regulatory Filings with respect to the CRISPR Product.

2.3 Alliance Management. Within thirty (30) days after the Effective Date, each of Intellia and Kyverna shall appoint a representative who possesses a general understanding of such research collaborations to act as its alliance manager hereunder (each such representative, an “Alliance Manager”), and each Party may replace such person upon notice (which may be via email) to the other Party. Each Alliance Manager shall be charged with creating and maintaining a collaborative work environment between the Parties with respect to the Collaboration. Each Alliance Manager shall also be responsible for acting as a primary point of communication for seeking consensus both internally within the respective Party’s organization and with the other Party’s organization, including facilitating review of external corporate communications. The Alliance Managers shall continue to serve in their role until the earlier of the termination or expiration of this Agreement.

2.4 Authority. Each Party shall retain the rights, powers and discretion granted to it under this Agreement and neither Alliance Managers nor the Principal Investigators shall have any decision-making authority under the Agreement.

ARTICLE 3

COLLABORATION

3.1 Collaboration Plan.

(a) The Collaboration shall be conducted in accordance with the collaboration plan, setting forth the overall strategy and objectives for the Collaboration as well as each Party’s activities to be performed under the Collaboration, and a budget for any costs anticipated to be incurred in connection with such activities (“Collaboration Plan”). The initial Collaboration Plan is set forth on Schedule 3.1; provided, that the Parties shall agree on the budget for the initial Collaboration Plan within sixty (60) days following the Effective Date. The Collaboration shall have the scope and goals as described in such Collaboration Plan.

(b) From time to time, either Party may propose amendments to the Collaboration Plan. If no agreement on an amendment of the Collaboration Plan can be reached, the existing Collaboration Plan shall remain in place and binding.

3.2 Collaboration Performance.

(a) Efforts. Each Party shall use Commercially Reasonable Efforts to perform its activities under the Collaboration Plan within the timelines set forth in the Collaboration Plan and to achieve the goals and deliverables set forth in the Collaboration Plan. Each Party shall have day-to-day operational control over those activities delegated to such Party in the Collaboration Plan.

(b) Reporting. Each Party shall report the progress and results of the performance of its activities under the Collaboration Plan in accordance with Section 2.2(b). For clarity but subject to Section 10.1(d), all such reports shall be considered the Confidential Information of the Party providing any such report, provided that, for the avoidance of doubt, the inclusion of the other Party’s Confidential Information in such reports shall not result in any assignment of such Confidential Information to the disclosing Party, affect the receiving Party’s ownership of such Confidential Information, or affect such Party’s ownership of Intellectual Property related to such Confidential Information.

(c) Principal Investigators. Within thirty (30) days after the Effective Date, each of Intellia and Kyverna shall appoint a principal investigator with appropriate technical and scientific expertise to oversee the Collaboration, to act as its project manager hereunder (each such representative, a “Principal Investigator”), and each Party may replace such person upon notice (which may be via email) to the other Party. Each Principal Investigator shall be charged with overseeing the technical and scientific aspects of the Collaboration and to serve as an initial point of contact with regard to any technical or scientific disputes arising out of the Collaboration. The Principal Investigators shall continue to serve in their role until the earlier of the termination or expiration of the Collaboration.

3.3 Collaboration Term.

(a) The term of the Collaboration shall be from the Effective Date until the earliest of (i) the date of termination of the Collaboration by Intellia pursuant to Section 3.5, or by Kyverna pursuant to Section 13.2, (ii) the date on which the Parties execute a Co-Co Agreement with respect to the Co-Co CRISPR Product, and (iii) completion of all activities under the Collaboration Plan with respect to the CRISPR Product through pre-clinical and clinical proof of concept clinical trials for the CRISPR Product (“Collaboration Term”).

(b) End of Collaboration. From and after the expiration or termination of the Collaboration Term, (i) no further activities shall be performed by the Parties under the Collaboration Plan or otherwise with respect to the Collaboration, and (ii) no additional amount shall be payable pursuant to Section 3.4, other than amounts which had become due and payable prior to the effective date of such expiration or termination and that remain unpaid as of such date, if any.

3.4 Collaboration Funding.

(a) Each Party shall bear its own internal costs, including FTE Costs, incurred in performing its activities set out under the Collaboration Plan.

(b) Kyverna shall be solely responsible for all Out-of-Pocket Costs of conducting the activities under the Collaboration Plan. If Intellia incurs any Out-of-Pocket Costs in performing its activities under the Collaboration Plan in accordance with the budget set forth therein in a particular Quarter, Intellia shall deliver Kyverna an invoice for the amount of such Out-of-Pocket Costs incurred during the applicable Quarter. Notwithstanding the foregoing, Intellia shall have no right or obligation to incur costs in excess of […***…] percent ([…***…]%) of the annual budget set forth in the then-current Collaboration Plan, without

Kyverna’s prior written consent (not to be unreasonably withheld, conditioned or delayed), and Kyverna will have no obligation to reimburse Intellia for any such costs. Kyverna shall pay the undisputed amount of any such invoice within thirty (30) days after receipt of such invoice. In the event of a dispute about the amount owed to Intellia as set forth in any such invoice, such dispute shall be resolved in accordance with Section 14.1, and, upon such resolution, Kyverna shall pay any amounts determined to be payable within thirty (30) days of such resolution.

3.5 Termination of the Collaboration.

(a) Intellia shall have the right to terminate its participation in the Collaboration if, at any time, Kyverna undergoes a Change of Control where the acquiring Third Party is a Gene Editing Company. Notwithstanding the foregoing, if the acquiring Third Party in such Change of Control is not included on Schedule 1.36 at the time of the closing of such Change of Control and Kyverna reasonably disputes that such acquiring Third Party is a Gene Editing Company, then the Parties shall refer the dispute to the Executive Officers for resolution and, if the Executive Officers are unable to agree whether such company is a Gene Editing Company within fifteen (15) days, the dispute shall be resolved through expedited dispute resolution process set forth in Section 14.1(c). Intellia may exercise this termination right by providing written notice to Kyverna within thirty (30) days after the effective date of such Change of Control, and such termination will be effective ninety (90) days after Intellia provides such notice of termination. Effective upon such termination, (i) all of Intellia’s obligations under this Article 3 and Kyverna’s licenses to Intellia under Section 5.1(a) shall terminate and (ii) all other provisions of this Agreement, including the licenses granted by Intellia to Kyverna under Section 5.2 during the Collaboration Term, shall remain in force until expiration or termination in accordance with Article 13.

(b) Notwithstanding the foregoing, (i) effective as of and following the Change of Control, Kyverna shall (or shall cause the Third Party acquirer to) Segregate all activities that are the subject of this Agreement and to the CRISPR Product from the products and programs owned or controlled by such Third Party acquirer or its Affiliates (other than Kyverna or its Affiliates existing prior to the Change of Control transaction) (an “Acquiror Program”), and (ii) Section 13.6(b) shall not apply to any termination as a result of this Section 3.5.

ARTICLE 4

CO-DEVELOPMENT AND CO-COMMERCIALIZATION OPTION

4.1 Intellia Co-Commercialization Option.

(a) Intellia Option. Kyverna shall grant, and hereby does grant, to Intellia an exclusive option to enter into a co-development and co-commercialization agreement with Kyverna for the CRISPR Product, as more fully set forth in the remainder of this Section 4.1 (the “Intellia Option”).

(b) Pre-Option Period Reporting. During the Collaboration Term prior to the delivery of the Option Notice, on a Quarterly basis, Kyverna shall provide Intellia with reasonable updates of the progress and status of the Kyverna Autologous CD19 CAR Program.

(c) Option Exercise.

(i) Within thirty (30) days after Kyverna generates data meeting the POC Criteria for Kyverna Autologous CD19 CAR Program, Kyverna shall notify Intellia thereof, and provide a complete and accurate Option Package with respect to such Kyverna Autologous CD19 CAR Program (collectively, the “Option Notice”). Within ninety (90) days after Intellia’s receipt of such Option Notice (“Intellia Option Period”), Intellia may provide written notice to Kyverna that it is exercising the Intellia Option for the CRISPR Product (such product, the “Co-Co CRISPR Product”). In the event that Intellia reasonably determines that the Option Package furnished by Kyverna under this Section 4.1(c) is incomplete or any information contained therein is inaccurate, Intellia shall, within fifteen (15) days after Kyverna has delivered the Option Package, provide written notice thereof to Kyverna, and, upon receipt of such notice, Kyverna shall use its Commercially Reasonable Efforts to furnish to Intellia corrected or complete copies of all additional information requested by Intellia as soon as reasonably practicable and the Intellia Option Period shall be tolled until Kyverna delivers a complete and accurate Option Package; provided that (A) the foregoing shall not require Kyverna to prepare, obtain or otherwise provide any information, data or materials other than those that are then in Control of Kyverna and (B) as long as Kyverna is using Commercially Reasonable Efforts to provide such additional information requested by Intellia, the tolling period shall not exceed forty-five (45) days in total from the date of the delivery of Intellia’s notice referred to in the immediately preceding sentence. During the Intellia Option Period, (1) Kyverna shall make its personnel reasonably available to answer questions related to the information in the Option Package, and (2) Kyverna shall promptly update Intellia regarding, and provide to Intellia, any material new data or information generated after delivery of the Option Package that would have had to be provided in the Option Package provided under this Section 4.1(c) had such data or information been generated before the delivery of the Option Package.

(ii) Promptly upon exercise of the Intellia Option, the Parties shall negotiate in good faith for up to one hundred twenty (120) days (the “Negotiation Period”) the terms of a co-development and co-commercialization agreement for the Co-Co CRISPR Product (a “Co-Co Agreement”) on substantially the terms attached hereto as Schedule 4.1(c); provided that, if the Parties are unable to enter into the Co-Co Agreement within such one hundred twenty (120) day period, the Parties may agree to extend such period, and neither Party shall unreasonably withhold consent to a reasonable extension. If, following the expiration of the Negotiation Period (as may be extended by mutual agreement), despite good faith efforts by the Parties, the Parties are unable to reach agreement on the Co-Co Agreement, and Intellia wishes to proceed with the Co-Co Agreement, the dispute shall be referred for final resolution in accordance with Section 14.1(c) and, during the pendency of such dispute, this Agreement shall remain in full force and effect, including Section 5.9(a). Pursuant to the Co-Co Agreement, the Parties intend to share on a fifty-fifty (50:50) basis (A) all regulatory and clinical development expenses associated with obtaining Approval for the Co-Co CRISPR Product in the U.S. and (B) all net profit and/or loss arising from commercialization of the Co-Co CRISPR Product in the U.S. For clarity, once the Parties enter into a Co-Co Agreement for the Co-Co CRISPR Product, the Intellia Option shall terminate and Kyverna shall have no further obligation under this Section 4.1.

(iii) If Intellia does not deliver the exercise notice within the Intellia Option Period or if the Parties fail to enter into the Co-Co Agreement during the Negotiation Period (as may be extended), then provided the Parties have been negotiating during the Negotiation Period in good faith, (A) Intellia shall have no further rights to co-commercialize the CRISPR Product, (B) the Parties shall continue to perform the activities under the Collaboration Plan until the end of the Collaboration Term, and (C) upon the expiration of the Collaboration Term, Kyverna shall have the right to develop and commercialize the CRISPR Product in its sole discretion and at its sole cost, subject to Section 5.2.

(d) During the period prior to expiration or termination of the Intellia Option Period, Kyverna shall use Commercially Reasonable Efforts to perform the activities under the Kyverna Autologous CD19 CAR Program that are necessary to produce the Option Package, including undertaking activities reasonably necessary to produce data intended to meet the POC Criteria.

4.2 Modification of this Agreement by Co-Co Agreement. For clarity, if the Parties enter into a Co-Co Agreement, such Co-Co Agreement shall supersede the provisions of this Agreement, in accordance with Schedule 4.1(c), provided that for clarity the rights of Kyverna, and licenses granted to Kyverna, in relation to the CRISPR Product in the Territory (other than the United States) pursuant to this Agreement shall be included in the Co-Co Agreement unaltered. If the Co-Co Agreement terminates during the Term of this Agreement, the CRISPR Product that was the subject of such terminated Co-Co Agreement (i.e. with respect to development and commercialization in the United States) shall remain subject to this Agreement, subject to termination or expiration of this Agreement.

ARTICLE 5

LICENSES AND PRODUCT DEVELOPMENT

5.1 License Grants to Intellia.

(a) Collaboration License. Kyverna shall grant, and hereby does grant, to Intellia a non-exclusive, royalty-free, fully paid-up, worldwide license under the Kyverna Intellectual Property solely to perform the activities designated to Intellia under the Collaboration Plan during the Collaboration Term. Intellia may sublicense the license granted under this Section 5.1(a) (i) in accordance with Section 5.4(c), (ii) as necessary to enable permitted subcontractors under, and in accordance with, Section 5.4(b) to satisfy certain of Intellia’s obligations under the Collaboration Plan, or (iii) solely in the event that the Third Party that is party to the (A) relevant Kyverna Existing Third Party Agreement or Kyverna Additional Third Party Agreement or (B) future in-license agreement pursuant to which Kyverna Controls any Kyverna Intellectual Property and Kyverna informed Intellia in writing on the sublicensing terms of such agreement, in each case ((A) and (B)), has a consent right in connection with sublicensing by Intellia or any of its sublicensees, subject to obtaining Kyverna’s (and, if required, such Third Party’s) prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and which consent shall be deemed to have already been granted to the extent such subcontracted activity (including the identity of the subcontractor) is specified in the Collaboration Plan.

(b) FTO License. Subject to the terms and conditions of this Agreement, including the exclusive license and other exclusive rights granted to Kyverna herein, Kyverna shall grant, and hereby does grant, to Intellia a non-exclusive, worldwide, sublicensable in multiple tiers (in accordance with Section 5.4(c)), irrevocable, perpetual license under the Kyverna FTO Intellectual Property, solely for use outside of the Field, to research, develop, make, use, sell, offer for sale, export, import and otherwise exploit any human therapeutic product that (i) is developed or commercialized by Intellia or its Affiliates, (ii) utilizes or incorporates the Intellia Intellectual Property (including any Intellia Platform Improvements), and (iii) is not the CRISPR Product any product directed to CD19 or any other B-cell antigen (including for clarity any product arising from any Acquiror CD19 Program) that is used or indicated for use in the treatment or prevention of autoimmune diseases or conditions, inflammatory diseases or conditions, or humoral rejection for solid organ transplantation.

5.2 License Grants to Kyverna.

(a) Subject to the terms and conditions of this Agreement, Intellia shall grant, and hereby does grant, to Kyverna an exclusive, worldwide, sublicensable in multiple tiers (in accordance with Section 5.4(c)), royalty bearing license under the Intellia Intellectual Property other than the Intellia Intellectual Property that Covers the CRISPR-Cas9 Technology (except to the extent included in the Allo Technology), to research, develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit the CRISPR Product for use in the Field, including to perform the activities designated to Kyverna under the Collaboration Plan during the Collaboration Term; provided, that, notwithstanding the foregoing license, Intellia reserves the right to perform the activities designated to Intellia as set forth in the Collaboration Plan. On a country-by-country basis, following expiration of the last-to-expire Royalty Term for the CRISPR Product in a country, the licenses granted to Kyverna under this Section 5.2(a) with respect to the CRISPR Product in such country shall continue in effect, but shall become fully paid-up, royalty-free, perpetual, and irrevocable.

(b) Subject to the terms and conditions of this Agreement, Intellia shall grant, and hereby does grant, to Kyverna an non-exclusive, worldwide, sublicensable in multiple tiers (in accordance with Section 5.4(c)), royalty-bearing license under the Intellia Intellectual Property that Covers the CRISPR-Cas9 Technology (other than to the extent included in the Allo Technology), to research, develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit the CRISPR Product for use in the Field, including to perform the activities designated to Kyverna under the Collaboration Plan during the Collaboration Term.

(c) Kyverna may grant sublicenses under the licenses granted under this Section 5.2 (i) in accordance with Section 5.4(c), (ii) as necessary to enable permitted subcontractors under, and in accordance with, Section 5.4(b) to satisfy Kyverna’s obligations under the Collaboration Plan, or (iii) solely in the event that the Third Party that is party to a relevant Intellia Third Party Agreement has a consent right in connection with sublicensing by Kyverna or any of its sublicensees, subject to obtaining Intellia’s (and, if required, such Third Party’s) prior written consent, which consent Intellia shall not unreasonably withhold, condition or delay, and which consent shall be deemed to have already been granted by Intellia to the extent such subcontracted activity (including the identity of the subcontractor) is specified in the Collaboration Plan.

(d) Kyverna shall not, and shall ensure its Affiliates and sublicensees shall not, itself or with or for any Third Party, exercise the license set forth in this Section 5.2 to research, develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit, or (ii) directly encourage, or directly support with the intent to encourage, others to exercise the licenses set forth in this Section 5.2 to research, develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit, in each case ((i) and (ii)), any product other than the CRISPR Product and for any use outside of the Field.

5.3 Licenses Generally; No Implied License; Covenant Not to Sue.

(a) Except as expressly provided for herein, nothing in this Agreement grants either Party any right, title or interest in and to the Intellectual Property rights, materials or Confidential Information of the other Party (either expressly or by implication or estoppel). Except as expressly provided in this Agreement, neither Party shall be deemed by this Agreement to have been granted any license or other rights to the other Party’s Patent Rights or Know-How, either expressly or by implication, estoppel or otherwise.

(b) Notwithstanding anything to the contrary in this Agreement,

(i) The sublicense under the Novartis Agreement may only be used, practiced or otherwise exploited with respect to the CRISPR Product;

(ii) Kyverna acknowledges that certain of the Intellia Intellectual Property are subject to non-exclusive licenses that Intellia granted to Novartis Institutes for BioMedical Research, Inc. and Regeneron Pharmaceuticals, Inc.;

(iii) Kyverna acknowledges that all Intellectual Property in the Intellia Intellectual Property that is the subject of an Intellia Third Party Agreement is sublicensed to Kyverna solely to the extent permitted under the terms of the relevant Intellia Third Party Agreement; and

(iv) Intellia acknowledges that all Intellectual Property in the Kyverna Intellectual Property that is the subject of a Kyverna Existing Third Party Agreement is sublicensed to Intellia solely to the extent permitted under the terms of the relevant Kyverna Existing Third Party Agreement.

(c) Intellia hereby covenants that it and its Affiliates (including any Third Parties that become Affiliates of Intellia as a result of a Change of Control transaction) will not during the Term, directly or indirectly, alone by, with or through others, commence, maintain or prosecute any action or proceeding of any kind or nature whatsoever (including any suit, complaint, grievance, demand, claim or cause of action in, of or before any Governmental Authority) against Kyverna or any of its Affiliates or sublicensees based upon an assertion of direct or indirect patent infringement of any claim of any Patent Rights Controlled by Intellia or any Affiliates that were Affiliates of Intellia immediately prior to the closing of such Change of Control transaction by the CRISPR Product manufactured, used, offered for sale, sold, imported, or otherwise exploited by Kyverna (including any successor-in-interest to Kyverna’s rights under this Agreement following any sale of all or substantially all of the assets to which this Agreement relates or Change of Control transaction) or any of its Affiliates or sublicensees.

5.4 Performance Standards.

(a) Affiliates. Each Party may satisfy its obligations, and exercise its rights, under this Agreement through its Affiliates, and in such case, the Party performing such activities, or exercising such rights, through its Affiliate shall be solely liable to the other Party for the performance by such Party’s Affiliates in accordance with this Agreement, including performance of responsibilities, liabilities, covenants, warranties, agreements and undertakings of its Affiliates pursuant to this Agreement. Without limiting the foregoing, neither Party shall cause or permit any of its Affiliates to commit any act (including any act or omission) which such Party is prohibited hereunder from committing directly. Each Party represents and warrants to the other Party that it has licensed or shall license from its Affiliates the Patent Rights and Know-How Controlled by its Affiliates that are to be licensed (or sublicensed) to the other Party under this Agreement.

(b) Subcontracts. Each Party may satisfy any of its obligations or exercise its rights under this Agreement through one or more subcontractors; provided that (i) if the subcontractor is involved in performing activities under the Collaboration, the applicable Party shall not subcontract the performance of such activities unless (A) the applicable subcontractor is on the list set forth on Schedule 5.4(b) (as such list may be amended by mutual agreement during the Term), or (B) such Party has provided the other Party prior written notice of such subcontractor and has not received a written objection to such subcontractor from the other Party within ten (10) Business Days after the other Party’s receipt of such written notice, (ii) the subcontracting Party remains responsible for the work allocated to, and payment to (subject to Section 3.4(b)), such subcontractors it selects to the same extent it would if it had done such work itself and the non-subcontracting Party shall have the right to proceed directly against the subcontracting Party without any obligation to first proceed against its subcontractor, (iii) the subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are no less restrictive than those undertaken by the Parties pursuant to Article 10 (subject to a duration that is customary under such agreements), and (iv) the subcontracting Party ensures that the subcontractor agrees to assign in writing to the subcontracting Party (or, solely with respect to an academic institution, university or non-commercial Third Party, grants an exclusive option to obtain or negotiate a fully sublicensable sublicense to) all inventions and Intellectual Property developed in the course of performing any such work under the Collaboration. For clarity, the foregoing requirement to obtain ownership of, or a fully sublicensable license (or, solely with respect to an academic institution, university or non-commercial Third Party, an exclusive option to obtain or negotiate such license), shall not apply to any improvements to the proprietary core or platform technology owned or in-licensed by any such Third Party or its Affiliates unless such improvements are necessary to research, develop, make, have made, use, sell, offer for sale, export, import and otherwise exploit the CRISPR Product with respect to which a Party or its Affiliate conducted its activities under such Third Party agreement. A Party may also subcontract work on terms other than those set forth in this Section 5.4(b), with the prior written approval of the other Party, not to be unreasonably withheld. Agreements with subcontractors shall be subject to this Section 5.4(b) and not subject to Section 5.4(c); provided that to the extent any licenses are granted under any subcontract agreements, such agreements shall be subject to Section 5.4(c).

(c) Sublicensees. If a license is sublicensable pursuant to the applicable license grant hereunder, the applicable Party may enter into sublicenses under such licenses granted in this Agreement, but subject to compliance with this Section 5.4(c) and the other applicable terms and conditions set forth in this Agreement. Each Party shall remain responsible and liable for the compliance, or failure to comply, by its sublicensees under the licenses granted herein with the applicable terms and conditions set forth in this Agreement and the non-sublicensing Party shall have the right to proceed directly against the sublicensing Party without any obligation to first proceed against its sublicensee. Any such sublicense agreement must be in writing and shall require the sublicensee of a Party to comply with all applicable obligations of such Party as contained herein, including the confidentiality and non-use obligations set forth in Article 10. With respect to Kyverna or any of its Affiliates as the sublicensing Party to the extent required by the Intellia Existing Third Party Agreement, Kyverna shall promptly notify Intellia of the grant of each such sublicense and provide Intellia a copy of the final executed sublicense agreement, which may be redacted for information not pertinent to this Agreement to the extent that such redactions do not reasonably impair Intellia’s ability to ensure compliance with this Agreement or the Intellia Existing Third Party Agreements, as applicable. In addition, all sublicenses by Kyverna under the license set forth in Section 5.2 must be made (i) in connection with Kyverna’s bona fide partnering relationships, a license or sublicense granted for the research, development, manufacture or commercialization of the CRISPR Products, or subcontracting activities related to researching, developing, or commercializing CRISPR Product, and (ii) only to the relevant Third Party that enters into a bona fide partnering relationship with Kyverna or obtains an out-license from Kyverna for the research, development, manufacture or commercialization of the CRISPR Product, or the subcontractor to whom Kyverna subcontracts activities related to researching, developing, or commercializing the CRISPR Product. Further, in no event shall Kyverna grant sublicenses under the license set forth in Section 5.2 to any Gene Editing Company.

5.5 Intellia Platform In-Licenses.

(a) Intellia Platform In-Licenses. Following the Effective Date Intellia or its Affiliates, in its sole discretion, may enter into one or more new agreements with Third Parties to license technologies or Intellectual Property from such Third Parties that are not solely and specifically related to the CRISPR Product (an “Intellia Platform In-License”).

(b) Intellia Platform In-License Notification. If Intellia or its Affiliates enter into an Intellia Platform In-License at any time prior to the initiation of the first Phase 1 Trial of the CRISPR Product that may be necessary to research, develop, make, use, sell, offer for sale, export, import and otherwise exploit the CRISPR Product in the Field, then Intellia will provide written notice of such license to Kyverna, including a redacted copy of each such Intellia Platform In-License (which may be redacted solely for information not pertinent to this Agreement and solely to the extent that such redactions do not reasonably impair Kyverna’s ability to evaluate whether it wants a sublicense under such Intellia Platform In-License). If the Intellia Platform In-License permits sublicensing to Kyverna, and Kyverna provides notice to Intellia that it elects to include such Intellectual Property under this Agreement within sixty (60) days of receipt of such written notice from Intellia (together with the redacted copy thereof), then (i) the respective Intellia Platform In-License will be deemed to be a “Intellia Third Party Agreement” hereunder, (ii) with respect to any such Intellia Third Party Agreement, the Patent Rights, Know-How and Materials in-licensed under such Intellia Third Party Agreement will be deemed Controlled by Intellia under this Agreement and will be deemed included in the Intellia Intellectual Property, and (iii) Kyverna shall become responsible for all Kyverna Specific Third Party Payments accruing under this

Agreement after the date of Kyverna’s notice of election. Any Intellia Platform In-License not selected by Kyverna hereunder within such sixty (60) day period shall not be deemed an Intellia Third Party Agreement hereunder and (A) the Patents and Know-How in-licensed under such Intellia Platform In-License shall not be deemed Intellia Intellectual Property and shall not be deemed Controlled by Intellia for purposes of this Agreement, (B) Kyverna shall not be entitled to use hereunder, or have any rights granted hereunder, to such Patent Rights, Know-How or Materials in-licensed thereunder, (C) Intellia shall not use the Patent Rights or Know-How in-licensed under such Intellia Platform In-License for purposes of this Agreement, and (D) Intellia shall be solely responsible for any amounts due to the applicable Third Party.

(c) Consequences of Intellia Change of Control. Notwithstanding the foregoing, if Intellia undergoes a Change of Control, (i) following the consummation of such Change of Control of Intellia, the foregoing rights and obligations under Sections 5.5(a) and 5.5(b) shall only apply to Intellia Platform In-Licenses that relate to the Allo Technology or are necessary for the development, manufacture or commercialization of the CRISPR Product, (ii) if the acquiring Third Party in such Change of Control is at such time conducting an active program of research, development, manufacture or commercialization of a cell therapy product directed to CD19 (an “Acquiror CD19 Program”), then Intellia shall cause such Third Party to Segregate such Acquiror CD19 Program from any activities being conducted with respect to the CRISPR Product, and the license set forth in Section 5.1(b) shall not be sublicenseable by Intellia for use in connection with such Acquiror CD19 Program, and (iii) if the acquiring Third Party in the Change of Control (other than Intellia or its Affiliates immediately prior to the closing of such Change of Control) enters into a license with a Third Party following such Change of Control that would be an Intellia Platform In-License if it had been entered into by Intellia under this Agreement (aa “Acquiror Platform In-License”), and the Intellectual Property licensed to such Third Party (or such Affiliate) under such Acquiror Platform In-License is being in-licensed and used for the Acquiror CD19 Program that was being actively conducted by such Third Party prior to such Change of Control, then Intellia shall not be required to offer, and in such case shall not be required to sublicense, the Intellectual Property under such Acquiror Platform In-License to Kyverna pursuant to this Section 5.5 to research, develop, manufacture or commercialize the CRISPR Product.

(d) Intellia Third Party Agreements. Kyverna, its Affiliates and sublicensees shall comply with all applicable terms and conditions of each Intellia Third Party Agreement. In addition, Kyverna shall promptly (and in all cases, within the time periods necessary for Intellia and its Affiliates, as applicable) provide to Intellia all information necessary for Intellia (and its Affiliates, as applicable) to report and otherwise comply with the provisions of each Intellia Third Party Agreement including for purposes of making any payments thereunder.

(e) Payments. If any payments are triggered under an Intellia Platform In-License (including upfront payments, milestone payments, royalties or similar payments), Section 6.6 shall apply.

5.6 Records.

(a) Collaboration Records. In connection with the Collaboration, each Party shall prepare and maintain, or shall cause to be prepared and maintained, complete and accurate written records, accounts, notes, reports and data with respect to its activities conducted pursuant to the Collaboration Plan in conformity with Applicable Laws and standard pharmaceutical industry practices; provided that in no case shall written documentation be maintained for less than three (3) years following the Contract Year to which such records pertain. Such records shall fully and properly reflect all work done and results achieved in the performance of the development activities in good scientific manner appropriate for regulatory and patent purposes. Upon a Party’s written request, solely with respect to information, records or data to which such Party is entitled to receive pursuant to other provisions of this Agreement, the other Party shall send legible copies of the aforesaid information to the requesting Party during the Term and for a minimum of twelve (12) months following the Term.

(b) Record Keeping Generally. The Parties acknowledge the importance of ensuring that the performance of activities under the Collaboration Plan is undertaken in accordance with the following good data management practices, (i) data shall be generated using sound scientific techniques and processes, (ii) data shall be accurately and reasonably contemporaneously recorded in accordance with good scientific practices by Persons conducting research hereunder, (iii) data shall be analyzed appropriately without bias in accordance with good scientific practices, and (iv) all data and results shall be stored securely and shall be easily retrievable.

5.7 Governmental Inspection. If any Governmental Authority conducts or gives notice to either Party of its intent to conduct an inspection or audit of such Party or its facilities that specifically relates to such Party’s performance hereunder, or that could materially affect such Party’s ability to perform hereunder and in accordance herewith, such Party shall promptly provide notice of such inspection or audit the other Party and shall provide updates from time-to-time, including upon such other Party’s reasonable request, regarding the results of such audit or inspection, including any corrective steps to be taken. If such Party receives notice of sufficient prior notice of such inspection or audit, it shall use reasonable efforts to permit the other Party to be present at such inspection or audit to the extent applicable to the CRISPR Product or such other Party’s performance, and shall permit such other Party to provide input (and shall consider and incorporate relevant comments in good faith) in connection with responses provided to any such Governmental Authority that relate specifically to the CRISPR Product or to such other Party’s performance hereunder, provided that for clarity, the Party being inspected or audited shall have the right to make the final decision in connection with any such responses (following escalation to Executive Officers where reasonably practicable given time constrains in connection with any such inspection or audit).

5.8 Materials for Collaboration. To facilitate the performance of activities hereunder, Kyverna shall provide Intellia the Kyverna Materials and Intellia shall provide Kyverna the Intellia Materials, as the case may be, to the extent set forth under the Collaboration Plan (collectively, and together with the Intellia Materials Improvements or Kyverna Materials Improvements, as applicable, the “Materials”). All such Materials shall remain the sole property of the providing Party. The receiving Party shall (a) itself retain Control of all such Materials, (b) use such Materials only as set forth in the Collaboration Plan or as otherwise specified in writing by the providing Party at the time such Materials are provided, (c) not use such Materials or deliver the same to, or for the benefit of, any Third Party, without the providing Party’s prior written consent (provided, that, such consent shall not be necessary in the event that a Party is providing Material to a Third Party in connection with the exercise of the licenses granted to such Party hereunder in accordance with this Agreement to the extent that such license include rights with respect to such Materials) and (d) not use such Materials in research or testing involving human subjects, without the providing Party’s prior written consent not to be unreasonably withheld, conditioned or delayed. The Materials supplied under this Section 5.8 are supplied “as is”, and accordingly the receiving Party agrees to use prudence and appropriate caution in the use, handling, storage, transportation and disposition and containment of all such Materials, as not all of their characteristics may be knowable.

5.9 Development and Commercialization of the CRISPR Product.

(a) Except (i) for the performance of activities to be conducted by Intellia pursuant to the Collaboration Plan, (ii) for the activities to be conducted by Intellia pursuant to Section 5.10, and (iii) as otherwise agreed by the Parties in writing, Kyverna shall have the sole right to research, develop, make, have made, use, sell, offer for sale, export or import or otherwise exploit the CRISPR Product. Notwithstanding the foregoing, upon the execution of the Co-Co Agreement with respect to the CRISPR Product, all development and commercialization of the CRISPR Product will be conducted pursuant to the Co-Co Agreement.

(b) Following completion of the Collaboration Plan without exercise of the Intellia Option with respect to the CRISPR Product, (i) Kyverna shall provide Intellia with annual written reports that contain the information set forth on Schedule 5.9(b) and (ii) Kyverna shall use Commercially Reasonable Efforts to develop (including seeking for Marketing Approval for) the CRISPR Product and, following receipt of Marketing Approval, to commercialize the CRISPR Product in the U.S. and at least one other Major Market.

5.10 Manufacturing of the CRISPR Product; Technology Transfer.

(a) As soon as reasonably practicable prior to initiation of the first Phase 1 Trial of the CRISPR Product, Kyverna will enter into a manufacturing agreement with a contract development and manufacturing organization that is reasonably acceptable to Intellia (the “CDMO”) for the manufacture of pre-clinical and clinical supply of CRISPR Product. Thereafter, Kyverna shall, either itself or through the CDMO, manufacture the CRISPR Product to the extent necessary to research, develop and commercialize the CRISPR Product; provided, that Intellia will provide the Intellia Materials and Intellia Manufactured Materials for use in the Collaboration in accordance with the Collaboration Plan; provided, further, that Kyverna shall not change the CDMO without the prior written approval of Intellia (which approval will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Kyverna may elect at any time, by written notice to Intellia, to manufacture the CRISPR Product itself (rather than through the CDMO), and in such case, Intellia’s obligations to supply Intellia Materials or Intellia Manufactured Materials to the CDMO, shall instead apply mutatis mutandis to Kyverna, as the manufacturer of the CRISPR Product. During the Collaboration Term, Intellia will (either directly or indirectly) supply to Kyverna or the CDMO, as Kyverna’s designee, as applicable, the Intellia Manufactured Materials to carry out activities related to the development of the CRISPR Product under the Collaboration Plan. Intellia will supply to Kyverna (or the CDMO) the Intellia Manufactured Materials pursuant to a supply agreement, on commercially reasonable terms, including that such supply will be at Intellia’s […***…] cost plus […***…] percent ([…***…]%), which will be entered into by the Parties prior to initiation of the first Phase 1 Trial of the CRISPR Product.

(b) During the Collaboration Term, Intellia shall provide to Kyverna or its CDMO consultation and technical assistance as reasonably requested by Kyverna for Kyverna to manufacture the CRISPR Product. Intellia shall provide (and shall bear the FTE Costs for) up to sixty (60) hours of consultation and technical assistance under this Section 5.10 in connection with the manufacture of CRISPR Product. Kyverna shall reimburse Intellia at the FTE Rate for the FTE Costs (above such sixty (60) hours) and Out-of-Pocket Costs reasonably incurred by Intellia in such support activities and assistance within forty-five (45) days after Kyverna’s receipt of an invoice therefor from Intellia.

ARTICLE 6

CONSIDERATION

6.1 Equity Issuances. As partial consideration of the licenses and rights granted to yverna hereunder, on the Effective Date, (a) Kyverna shall, subject to the terms and conditions provided in the Series B Investment Agreement, grant to Intellia certain rights thereunder, pursuant o which Kyverna will issue to Intellia 3,739,515 shares of Kyverna’s Series B Preferred Stock, based on a purchase price per share of $1.8719 (the “Series B Price”), with an ascribed value of approximately seven million USD ($7,000,000), and (b) Intellia shall, subject to the terms and conditions of the Series B Investment Agreement, purchase 1,602,649 shares of Kyverna’s Series B Preferred Stock, in cash, from Kyverna at the Series B Price, equal to approximately three million USD ($3,000,000). In connection with the issuance and purchase of Kyverna’s Series B Preferred Stock, Intellia shall execute a counterpart signature page and become a party to the Series B Investment Agreement, in addition to the other financing documents as further described in the Series B Investment Agreement.

6.2 Option Exercise Payment. If Intellia exercises the Intellia Option, as partial consideration for the licenses and rights to be granted to Intellia under the Co-Co Agreement, Intellia shall pay Kyverna a non-refundable, non-creditable, one (1)-time license fee of […***…] USD ($[…***…]) (the “Option Fee”). After receipt by Kyverna of an exercise notice for the Intellia Option and the Parties’ execution and delivery of the Co-Co Agreement, Kyverna shall submit an invoice to Intellia with respect to the Option Fee and Intellia shall pay such amount within thirty (30) days of receipt by Intellia of such invoice.

6.3 Milestone Payments. With respect to the CRISPR Product solely if Intellia elects to not exercise the Intellia Option, Kyverna shall pay Intellia the following one (1)-time milestone payments (each, a “Milestone Payment”) under this Section 6.3 upon the first achievement of the corresponding milestone event (each, a “Milestone Event”) by Kyverna, its Affiliates or sublicensees for the CRISPR Product, in further consideration of the licenses and rights granted to Kyverna. Notwithstanding the foregoing, if the Milestone Event for any first Marketing Approval is achieved prior to the achievement of the Milestone Event for the first Pivotal Trial, then any unpaid Milestone Payments for the first Pivotal Trial shall become immediately due and payable.

	Development Milestone Event	Milestone Payment
1.	TPFD in the first Phase 1 Trial	$	[...***...]
2.	FPFD in the first Pivotal Trial	$	[...***...]
3.	First Marketing Approval in the U.S.	$	[...***...]
4.	First Marketing Approval in the EU or the United Kingdom	$	[...***...]
5.	First Marketing Approval in Japan or China	$	[...***...]
6.	Second Marketing Approval in the U.S.	$	[...***...]
7.	Second Marketing Approval in the EU or United Kingdom	$	[...***...]
8.	Second Regulatory Approval in the Japan or China	$	[...***...]

6.4 Royalty Payments.

(a) Royalty Rates. Solely if Intellia elects not to exercise the Intellia Option, Kyverna shall make the following royalty payments under this Section 6.4 to Intellia, based on aggregate annual Net Sales of the CRISPR Product in the Territory in further consideration of the licenses and rights granted to Kyverna hereunder, during each applicable Royalty Term. Royalties will be payable each Quarter and royalty payments shall be made within forty-five (45) days after the end of the Quarter during which the applicable Net Sales of the CRISPR Product occurred.

Portion of Annual Net Sales of Products in the Following Range	Royalty Rate
$[...***...] up to $[...***...]	[...***...]%
$[...***...] up to $[...***...]	[...***...]%
Above $[...***...]	[...***...]%

(b) Royalty Term. The royalty payments described in this Section 6.4 with respect to CRISPR Products sold in the Territory shall be payable on a country-by-country basis, commencing upon the First Commercial Sale of the CRISPR Product in the applicable country in the Territory and expiring upon the later of: (i) twelve (12) years after the First Commercial Sale of the CRISPR Product in such country; or (ii) the expiration of the last-to-expire Valid Claim of the Intellia Patent Rights or the Product-Specific Patent Rights, in each case Covering the CRISPR Product in such country (the “Royalty Term”).

(c) Royalty Adjustments.

(i) Anti-Stacking. If Kyverna reasonably determines that it is necessary to enter into an agreement with a Third Party to obtain a license under a Patent Right owned or controlled by such Third Party that would be infringed by the manufacture, use or sale of the CRISPR Product in a country absent such license, then Kyverna shall have the right to enter into such license or otherwise acquire rights to such Patents (each such agreement, a “Kyverna Additional Third Party Agreement”). Kyverna shall be entitled to deduct from royalties due to

Intellia pursuant to Section 6.4(a) for the CRISPR Product for a given Quarter, […***…] percent ([…***…]%) of any amounts paid under any Kyverna Existing Third Party Agreement or Kyverna Additional Third Party Agreement in respect of the CRISPR Product (“Kyverna Third Party Payments”) (in addition to the other adjustment pursuant to this Section 6.4(c), in each case subject to Section 6.4(c)(iv)). Notwithstanding the foregoing, any Kyverna Third Party Payments that are also in respect of other products or Intellectual Property (for example, upfront fees under an in-license of intellectual property that covers multiple Kyverna products, or which fees are also attributable to Intellectual Property that does not cover a Kyverna product) shall be apportioned accordingly such that Kyverna Third Party Payments shall be a proportionate amount of such payment.

(ii) No Valid Claim. During the applicable Royalty Term for the CRISPR Product in a country, if such CRISPR Product is sold in such country that is not Covered by a Valid Claim, then the royalties payable pursuant to Section 6.4(a) (in addition to adjustment pursuant to Section 6.4(c)(i), subject to Section 6.4(c)(iv)) for the CRISPR Product in such country shall be reduced by […***…] percent ([…***…]%).

(iii) Biosimilar Product. On a country-by-country basis during the applicable Royalty Term, upon the occurrence of both of the following: (A) the expiration of the last-to-expire Valid Claim of the Product-Specific Patent Rights or Intellia Patent Rights Covering the CRISPR Product in such country, and (B) the first Calendar Quarter in which the sale of one (1) or more Biosimilar Products first occurs in such country that results in a decline in the Net Sales of CRISPR Product relative to the average Net Sales occurring during the two (2) consecutive Quarters immediately preceding the Quarter in which such Biosimilar Product is first sold in such country, the Parties shall negotiate in good faith a reasonable further reduction to the royalties payable with respect to annual Net Sales of CRISPR Product pursuant to Section 6.4(a) in such country. If the Parties do not agree on such reduction within sixty (60) days of Kyverna’s notice to Intellia that the conditions set forth in this Section 6.4(c)(iii) are met, the Parties shall refer the dispute to the Executive Officers for resolution and, if the Executive Officers are unable to agree on such reduction, the dispute shall be resolved through expedited dispute resolution process set forth in Section 14.1(c).

(iv) Maximum Royalty Adjustment. Notwithstanding the foregoing, in no event shall the royalties payable to Intellia in respect of the Net Sales of the CRISPR Product be reduced to less than […***…] percent ([…***…]%) of the royalties that would have otherwise been payable pursuant to Section 6.4(a) as a result of the reductions set forth in Sections 6.4(c)(i) and 6.4(c)(ii).

6.5 Reports; Payment Terms.

(a) Reports.

(i) Kyverna shall furnish to Intellia a written notice of the achievement by Kyverna, its Affiliates, or its sublicensees of a Milestone Event within forty-five (45) days after such Milestone Event has been achieved. After the receipt of any such notice, Intellia shall submit an invoice to Kyverna with respect to the corresponding Milestone Payment. Kyverna shall pay such Milestone Payment within forty-five (45) days after receipt of such invoice.

(ii) During the period from the First Commercial Sale of the CRISPR Product until the end of the last-to-expire Royalty Term, Kyverna shall, within forty-five (45) days following the end of each Quarter for which royalties are due furnish to Intellia a written report, specifying (i) the total gross amounts of CRISPR Products sold; (ii) Net Sales; and (iii) the royalties which shall have accrued hereunder in respect of Net Sales. After the receipt of any such report, Intellia shall submit an invoice to Kyverna with respect to the corresponding royalty payment, if any. Kyverna shall pay such royalty payment within forty-five (45) days after receipt of such invoice.

(b) Payment Method and Currency. All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. All sums due under this Agreement shall be payable in USD. In those cases where the amount due in USD is calculated based upon one or more currencies other than USD, such amounts shall be converted to USD at the average rate of exchange for the Quarter to which such payment relates using the arithmetic mean of the daily rate of exchange, as reported in Thomson Reuters Eikon or any other source as agreed to by the Parties.

6.6 Intellia Third Party Agreement Payments. All amounts payable (including upfront payments, milestone payments, royalties or similar payments) under an Intellia Third Party Agreement that become payable by Intellia to the applicable Third Party on or after the Effective Date as a result of (i) Kyverna’s practice of the licenses granted by Intellia to Kyverna pursuant to this Agreement in connection with the CRISPR Product, or (ii) the development, manufacture or commercialization of the CRISPR Product or any component thereof, or any activity performed under this Agreement in relation thereto, including, for clarity, any activities by either Party in connection with its performance under the Collaboration Plan (“Kyverna Specific Third Party Payments”) shall be allocated to licenses granted to Kyverna under this Agreement for the CRISPR Product or any activity performed by or on behalf of Kyverna under this Agreement and Kyverna shall solely be responsible for and bear all of such Kyverna Specific Third Party Payments; provided, that Kyverna Specific Third Party Payments shall exclude any sublicense revenue payments payable by Intellia to Third Parties under any Intellia Third Party Agreements based on a percentage of revenue received by Intellia from Kyverna as consideration for the grant of a sublicense to Kyverna, whether such sublicense is granted at or following the Effective Date. Notwithstanding the foregoing, if any Kyverna Specific Third Party Payment arises under a Third Party Agreement that relates to both the CRISPR Product and other products or services of Intellia or its other Third Party collaborators, then Kyverna shall only be liable for the portion of such Kyverna Specific Third Party Payment that is specific to the activities under the Collaboration in connection with the CRISPR Product (or any component thereof). Intellia shall promptly invoice, or forward any invoices received from a Third Party, for any Kyverna Specific Third Party Payment that is triggered in connection with activities under this Agreement. Kyverna shall pay such amounts to Intellia within thirty (30) days after receipt of an invoice therefor, which invoice shall include details of the trigger for such payment, and provide confirmation of any other parties sharing such liability. Intellia shall be responsible for any other payments other than Kyverna Specific Third Party Payments required under any Intellia Third Party Agreement.

6.7 Taxes.

(a) Either Party may withhold from payments due to the other Party amounts for payment of any withholding tax that is required by Applicable Law to be paid to any taxing authority with respect to such payments. In such case, the payor Party shall provide the payee Party all relevant documents and correspondence, and shall also provide to the payee Party any other cooperation or assistance on a commercially reasonable basis as may be necessary to enable the payee Party to claim exemption from such withholding taxes and to receive a refund of such withholding tax or claim a foreign tax credit. The payor Party shall give proper evidence from time to time as to the payment of any such tax. The Parties shall cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force. Any amounts withheld and deducted from payment by a payor Party shall be treated as paid to the payee Party. Upon execution of this Agreement, Intellia shall provide Kyverna with a properly completed IRS W-9.

(b) Notwithstanding anything to the contrary in this Agreement, the Parties shall split fifty-fifty (50:50) any transfer, documentary, sales use, stamp, registration, consumption, goods and services, value added, VAT or other similar taxes imposed with respect to the transactions, payments or the related transfer of rights or other property pursuant to the terms of this Agreement and the Parties shall cooperate to insure the proper and timely filing of any related tax returns.

(c) Each Party shall assist the other Party with such information as may be reasonable requested to allow a Party to take advantage of any applicable tax holiday, tax reduction, credit, or similar tax benefit, including for example, the benefits of Section 50 of the U.S. Internal Revenue Code of 1986, as amended.

6.8 Resolution of Payment Disputes. In the event there is a dispute relating to any payment obligations or reports hereunder, the Party with the dispute shall provide the other Party with written notice within twenty (20) Business Days of receipt of invoice or report setting forth in reasonable detail the nature and factual basis for such good faith dispute and the Parties shall seek to resolve the dispute as promptly as possible, but no later than ten (10) days after such written notice is received. If the Parties are unable to resolve such payment dispute within such ten (10) day period then either Party may pursue such remedies as are available under Section 14.1. The Parties agree that if there is a dispute regarding any payment amount, only the disputed amount shall be withheld from the payment, and the undisputed amount shall be paid within the applicable timeframes.

6.9 Late Fee. A late fee of […***…] percent ([…***…]%) above the thirty (30) day Secured Overnight Financing Rate for the date such payment was due, as reported by the Wall Street Journal may be charged by the Party to whom payment is due with respect to any payment amount. Such interest shall be computed on the basis of a year of three hundred sixty-five (365) days for the actual number of days from the date such payment was due under this Agreement until such payment amount is actually paid to such Party (provided that if the payment is disputed, then the foregoing late fee shall commence from the date that the disputed amount was originally due).

ARTICLE 7

INTELLECTUAL PROPERTY

7.1 Foreground Intellectual Property.

(a) Ownership of Foreground Intellectual Property. Inventorship of Intellectual Property invented through the performance of activities under this Agreement shall be determined in accordance with United States patent laws (regardless of where the performance of the applicable activities occurred) and, except as provided in this Agreement, ownership of such Intellectual Property shall follow inventorship. Notwithstanding the previous sentence, as between the Parties, Intellia shall own all rights, title, and interests in and to the Intellia Foreground Intellectual Property, and Kyverna shall own all rights, title, and interests in and to the Kyverna Foreground Intellectual Property. The Parties shall jointly own all rights, title and interests in and to any Joint Intellectual Property.

(b) Invention Assignment; Assistance. To the extent that any right, title or interest in or to any Intellectual Property invented under this Agreement vests in a Party or its Affiliate, by operation of law or otherwise, in a manner contrary to the agreed upon ownership as set forth in Section 7.1(a), such Party (or its Affiliate) shall, and hereby does, irrevocably assign to the other Party any and all such right, title and interest in and to such Intellectual Property to the other Party without the need for any further action by any Party. In furtherance of the foregoing, each Party shall, upon request by the other, promptly undertake and perform (or cause its Affiliates and its and their respective employees or agents to promptly undertake and perform) such further actions as are reasonably necessary for Kyverna and Intellia, as between the Parties, to each perfect its title in any such Intellectual Property as set forth in Section 7.1(a), including by causing the execution of any assignments or other legal documentation, or providing the other Party or its patent counsel with reasonable access to any employees or agents who may be inventors of such Intellectual Property.

(c) Joint Intellectual Property. The Parties shall each own an equal, undivided interest in, and, subject to the other applicable provisions of this Agreement, each Party shall otherwise enjoy an equal undivided right to exploit any and all Joint Intellectual Property, including the right to use, practice and otherwise exploit for any purpose (including to grant licenses or other similar rights under) the Joint Intellectual Property, without the need to seek consent from or account to the other Party (and, for clarity, neither Party shall be required to obtain the consent of the other Party with respect to the exploitation thereof anywhere in the world and, to the extent that such consent is required in any country in the world, such consent is hereby granted).

(d) Other Intellectual Property. The Parties agree that nothing in this Agreement, and no use by a Party of the other Party’s Intellectual Property pursuant to this Agreement, shall vest in a Party any right, title or interest in or to the other Party’s Intellectual Property, other than the license rights expressly granted hereunder and the assignments expressly made hereunder.

(e) Employees and Consultants. Each Party shall ensure that all of the employees and consultants of each Party that are supporting the satisfaction of its obligations or exercise of its rights under this Agreement shall have executed agreements assigning to such Party all inventions and Intellectual Property made during the course of and as the result of their association with such Party with respect to the performance of activities under this Agreement, and obligating the individual upon request to sign any documents to confirm or perfect such assignment and to cooperate in the preparation and prosecution of any Patent Applications claiming or otherwise Covering such inventions and obligating the individual to obligations of confidentiality and non-use regarding Confidential Information, that are at least as stringent as those undertaken by the Parties pursuant to Article 10.

(f) Disclosures.

(i) Kyverna shall promptly disclose to Intellia all Intellia Foreground Intellectual Property and Joint Intellectual Property that is invented by or on behalf of Kyverna.

(ii) Intellia shall promptly disclose to Kyverna all Kyverna Foreground Intellectual Property and Joint Intellectual Property that is invented by or on behalf of Intellia.

7.2 Prosecution and Maintenance of Patent Rights.

(a) Intellia Patent Rights. Intellia has the sole right (but not the obligation) to prepare, file, prosecute and maintain the Intellia Patent Rights (other than Patent Rights within Joint Intellectual Property (“Joint Patent Rights”), which are addressed in Section 7.2(d)) and shall bear all fees and costs for the same (except to the extent that Kyverna is responsible for such fees and costs pursuant to Sections 7.3 and 7.4).

(b) Kyverna Patent Rights. Kyverna has the sole right (but not the obligation) to prepare, file, prosecute and maintain the Kyverna Patent Rights (other than Product-Specific Patent Rights and Joint Patent Rights, which are addressed in Section 7.2(c) and Section 7.2(d), respectively) and shall bear all fees and costs for the same.

(c) Product-Specific Patent Rights.

(i) Kyverna shall, at its sole expense through counsel it selects and who has been approved by Intellia (such approval not to be unreasonably withheld, conditioned or delayed), use Commercially Reasonable Efforts to prepare, file, prosecute and maintain the Product-Specific Patent Rights anywhere in the world.

(ii) Kyverna shall confer with and keep Intellia reasonably informed regarding the status of Kyverna’s activities under this Section 7.2(c). Kyverna shall have the following obligations with respect to the filing, prosecution and maintenance of the Product-Specific Patent Rights: (A) Kyverna shall provide to Intellia for review and comment a copy of a substantially completed draft of any priority Patent Application within a reasonable period of time prior to the filing of any such priority Patent Application by Kyverna, and Kyverna shall consider in good faith and discuss any reasonable comments from Intellia; (B) Kyverna shall provide Intellia promptly with copies of all material communications and filings received from or to be filed in patent offices with respect to its activities under this Section 7.2(c); and (C) Kyverna shall consult with Intellia a reasonable time prior to taking or failing to take any substantive action (including making any filings) with respect to such Patent Applications or Patents under this Section 7.2(c)(ii), including any action that would materially affect the scope or validity of rights under any Patent Applications or Patents and Kyverna shall consider in good faith and discuss all reasonable comments thereto from Intellia.

(iii) If Kyverna desires not to file or to abandon any Patent Right that would otherwise be subject to this Section 7.2(c), and where such decision (A) does not result in a material loss of Patent Rights that would be royalty-bearing and extend the Royalty Term under this Agreement, and (B) is made in good faith by Kyverna acting on the advice of its patent counsel in the best interests of Kyverna’s overall patent strategy for the CRISPR Product, Kyverna shall provide reasonable prior written notice to Intellia of such intention to not to file or to abandon (which notice shall, in any event, be given no later than sixty (60) days prior to the next deadline for any action that may be taken with respect to such Patent Right with the applicable patent office). Following such notice, Intellia shall have the right, but not the obligation, at its sole expense, to assume responsibility for the filing, prosecution and maintenance of such Product-Specific Patent Rights in the same manner as set forth in Sections 7.2(c)(i) and 7.2(c)(ii), applied mutatis mutandis.

(d) Joint Patent Rights.

(i) Kyverna shall, through counsel it selects and who has been approved by Intellia (such approval not to be unreasonably withheld, conditioned or delayed), use Commercially Reasonable Efforts to prepare, file, prosecute and maintain the Joint Patent Rights in the countries mutually agreed upon by the Parties. Each Party shall bear fifty percent (50%) of all fees and costs thereof. All Joint Patent Rights shall be jointly in the names of both Intellia and Kyverna.

(ii) Kyverna shall confer with and keep Intellia reasonably informed regarding the status of Intellia’s activities under this Section 7.2(c). Kyverna shall have the following obligations with respect to the filing, prosecution and maintenance of the Joint Patent Rights and Product-Specific Patent Rights: (A) Kyverna shall provide to Intellia for review and comment a copy of a substantially completed draft of any priority Patent Application within a reasonable period of time prior to the filing of any such priority Patent Application by Kyverna, and Kyverna shall consider in good faith and discuss any reasonable comments from Intellia; (B) Kyverna shall provide Intellia promptly with copies of all material communications and filings received from or to be filed in patent offices with respect to its activities under this Section 7.2(c); (C) Kyverna shall consult with Intellia promptly following the filing of the priority Patent Applications to mutually determine in which countries it shall file convention Patent Applications; and (D) Kyverna shall consult with Intellia a reasonable time prior to taking or failing to take any substantive action (including making any filings) with respect to such Patent Applications or Patents under this Section 7.2(c)(ii), including any action that would materially affect the scope or validity of rights under any Patent Applications or Patents and Kyverna shall consider in good faith and discuss all reasonable comments thereto from Intellia.

(iii) If Kyverna desires not to file or to abandon any Patent Right that would otherwise be subject to this Section 7.2(d), and where such decision does not result in a material loss of Patent Rights that would be royalty-bearing and extend the Royalty Term under this Agreement, Kyverna shall provide reasonable prior written notice to Intellia of such intention to not to file or to abandon (which notice shall, in any event, be given no later than sixty (60) days prior to the next deadline for any action that may be taken with respect to such Patent Right with the applicable patent office). Following such notice, Intellia shall have the right, but not the obligation, at its expense, to assume responsibility for the filing, prosecution and maintenance of such Joint Patent Rights in the same manner as set forth in Sections 7.2(d)(i) and 7.2(d)(ii), applied mutatis mutandis. Notwithstanding the foregoing, if Kyverna’s decision not to file or to abandon such Patent Right was made in good faith by Kyverna acting on the advice of its patent counsel in the best interests of Kyverna’s overall patent strategy for the CRISPR Product, then Intellia shall consider in good faith Kyverna’s concerns in relation to filing or ongoing prosecution, and if Intellia still desires to continue the prosecution of such Patent Rights, shall use reasonable efforts to conduct such prosecution of such Patent Rights in a way that addresses Kyverna’s concerns (e.g. by filing a divisional that does not Cover the CRISPR Product, or by amending the claims).

(e) Cooperation. Each Party agrees to reasonably cooperate with the other with respect to the preparation, filing, prosecution and maintenance of Patent Rights pursuant to this Section 7.2, including (i) the execution of all such documents and instruments and the performance of such acts (and causing its relevant employees and consultants to execute such documents and instruments and to perform such acts) as may be reasonably necessary for any such preparation, filing, prosecution or maintenance and (ii) coordinating in good faith the timing (which may include a reasonable delay) of filing Joint Patent Rights and Product-Specific Patent Rights; provided, however, that where a Party has the right as set forth in this Agreement to take an action or make a determination without agreement from the other Party, the foregoing clause shall not limit such right. Without limiting the foregoing, each Party shall provide to the prosecuting Party data, information, declarations, assignments, and other documents that the prosecuting Party reasonably requests in order to prepare, file, prosecute and maintain the Intellia Foreground Intellectual Property and Joint Intellectual Property (where Intellia is prosecuting Party) or the Kyverna Foreground Intellectual Property or Joint Intellectual Property (where Kyverna is the prosecuting Party), including information demonstrating reduction to practice of such Intellia Foreground Intellectual Property, Joint Intellectual Property or Kyverna Foreground Intellectual Property, respectively, that are invented by or on behalf of either Party while performing activities under the Collaboration Plan.

(f) Cooperative Research and Technology Enhancement Act. Neither Party shall have the right, without the prior written consent of the other Party, to invoke the Cooperative Research and Technology Enhancement Act of 2004, 35 U.S.C. 103(c)(2)-(c)(3) with respect to any invention that is invented pursuant to this Agreement.

(g) Payments. All undisputed amounts payable by a Party to the other Party under this Section 7.2 shall be paid within forty-five (45) days of the payor Party’s receipt of invoice, including appropriate supporting documentation (e.g., copies of receipts) from the payee Party with respect to such amounts.

7.3 Administrative Patent Proceedings.

(a) Proceedings. Each Party shall notify the other within ten (10) days after receipt by such Party of information concerning the request for, or filing or declaration of, any reissue, post-grant review, inter partes review, derivation proceeding, supplemental examination, interference, opposition, reexamination or other administrative proceeding relating to any Joint Patent Right or Product-Specific Patent Right. The Parties shall thereafter consult and cooperate fully to determine a course of action with respect to any such proceeding and shall reasonably consult with one another in an effort to agree with respect to decisions on whether to initiate or how to respond to such a proceeding, as applicable, and the course of action in such proceeding, including settlement negotiations and terms; provided, however, that, except as otherwise agreed by the Parties and except as set forth below in Section 7.3(b), Kyverna shall control such proceeding relating to Joint Patent Rights or Product-Specific Patent Rights, unless Intellia has exercised its step-in rights pursuant to Section 7.2(c)(iii) or Section 7.2(d)(iii) in which case Intellia shall control such proceeding.

(b) Infringement. If any proceeding under Section 7.3(a) involves Patent Rights involved in an infringement matter under Section 7.4, then notwithstanding the provisions of Section 7.3(a), any decisions on whether to initiate or how to respond to such a proceeding, as applicable, and the course of action in such proceeding, shall be made by the Party with the right to respond to such infringement action pursuant to Section 7.4 and, in all cases with respect Joint Intellectual Property Infringement or Product-Specific Infringement, in consultation with the other Party.

(c) Cost. All out-of-pocket fees and costs incurred in connection with any proceeding under Section 7.3(a) shall be borne solely by the Party that is controlling such activities in accordance with Section 7.3(a) or Section 7.3(b).

7.4 Third Party Infringement Suits.

(a) Infringement. If either Party or any of its Affiliates becomes aware of an actual or suspected infringement or misappropriation by a Third Party of (i) an Intellia Patent Right or Know-How included in the Intellia Intellectual Property in the Field, (ii) a Kyverna Patent Right or Know-How included in the Kyverna Intellectual Property in the Field, or (iii) any Joint Intellectual Property, the Party that became aware of the actual or suspected infringement shall promptly notify the other Party in writing of the same and shall provide such other Party with all available evidence in such Party’s possession (and that is not subject to a binding contractual confidentiality obligation to a Third Party) supporting such actual or suspected infringement. “Infringement” for purposes of this Section 7.4 includes the filing of a Biosimilar Application with respect to a Patent Right. Within thirty (30) days of such notice, and in any event prior to initiating a litigation in response to such infringement or misappropriation, the Parties will meet to discuss and develop a strategy for asserting each Party’s Intellectual Property against such infringement or misappropriation. In developing such strategy, each Party will consider in good faith the other Party’s strategy for enforcing Intellectual Property that it may enforce with respect to such infringement or misappropriation and the potential for counterclaims for non-infringement, invalidity, or unenforceability of the other Party’s Intellectual Property in such litigation.

(b) Intellia Intellectual Property. Intellia has the sole right (but not the obligation) to initiate and maintain litigation in response to infringement or misappropriation of any Intellia Intellectual Property (other than Joint Intellectual Property, which is addressed in Section 7.4(d)) using counsel of its own choosing. Intellia cannot require Kyverna to join in the suit; provided, however that Kyverna shall consent to being joined in a litigation or being named as the plaintiff in a litigation if such being joined or named as a plaintiff is necessary to confer standing to bring the litigation or is otherwise necessary for the pendency of the litigation, and in such instance, Kyverna shall provide reasonable cooperation and assistance to Intellia. If Intellia initiates litigation with respect to alleged infringement or misappropriation specifically related to the CRISPR Product at Kyverna’s written request, Intellia shall do so using counsel reasonably acceptable to Kyverna, and Kyverna shall bear, and reimburse Intellia for, the reasonable fees and costs related to such litigation, which reimbursements Kyverna shall pay to Intellia monthly within thirty (30) days after receiving the applicable invoice from Intellia. The amount of any recovery from any such litigation shall (i) first, be used to pay each of the Party’s fees and costs, including attorneys’ fees, relating to such legal proceedings and (ii) second, the remainder shall be retained by the enforcing Party (or by Kyverna if Kyverna is funding the litigation pursuant to the previous sentence), provided that any such recoveries awarded as compensation for lost sales or lost profits shall be treated as Net Sales in the Calendar Quarter in which they are received and shall be subject to a royalty payment to Intellia at the rates set forth Section 6.4 in relation thereto.

(c) Kyverna Intellectual Property. Kyverna has the sole right (but not the obligation) to initiate and maintain litigation in respect to infringement or misappropriation of any Kyverna Intellectual Property (other than Joint Patent Rights and Product-Specific Patent Rights, which are addressed in Section 7.4(d) and Section 7.4(e) respectively) using counsel of its own choosing, and shall bear all fees and costs for the same and retain any recovery associated with the same.

(d) Product-Specific Patent Rights.

(i) Kyverna First Right to Enforce. Kyverna shall have the first right (but not the obligation) to initiate and maintain litigation with respect to any infringement or misappropriation of Product-Specific Patent Rights (“Product-Specific Infringement”). Kyverna shall keep Intellia regularly informed of the status and progress of such enforcement efforts. Prior to initiating a Product-Specific Infringement action and during the pendency of such litigation, Kyverna shall consult with Intellia and consider in good faith any comments provided by Intellia with respect to the infringement, claim construction, or defense of the validity or enforceability of any claim in any Product-Specific Patent Right that is the subject of a Product-Specific Infringement. Notwithstanding the foregoing, if and when any Product-Specific Infringement action actually includes a counterclaim for non-infringement, invalidity, or unenforceability of any Intellia Intellectual Property, Intellia shall have the sole right to control such counterclaim, and Kyverna shall, upon Intellia’s request, seek to have such counterclaim dismissed from such Product-Specific Infringement action. Kyverna cannot require Intellia to join in the suit; provided, however, that Intellia shall consent to being joined in a litigation or being named as the plaintiff in a litigation if such being joined or named as a plaintiff is necessary to confer standing to bring the Product-Specific Infringement action or is otherwise necessary for the pendency of the Product-Specific Infringement action, and in such instance Intellia shall provide reasonable cooperation and assistance to Kyverna, all at Kyverna’s expense. Although Kyverna has the right to select counsel of its own choice, it shall first consult with Intellia and consider in good faith the recommendations of Intellia. Intellia shall have the right to participate and to be represented by counsel of its own choice, and at its own expense.

(ii) Intellia Step-In Right. Kyverna shall have a period of one hundred eighty (180) days after its receipt or delivery of notice under Section 7.4(a) to elect to so enforce a Product-Specific Patent Right against a Product-Specific Infringement (or to settle or otherwise secure the abatement of such infringement). If Kyverna does not either initiate or maintain an infringement action or to initiate discussions regarding the settlement or other abatement of such Product-Specific Infringement within such period or confirm for Intellia in writing Kyverna’s intent to do so (or, if settlement discussions are initiated but do not result in an infringement action or settlement or abatement within a period of one (1) year after notice), then Intellia may initiate, maintain and control a suit or take other action to enforce such Product-Specific Patent Rights against such Product-Specific Infringement, as applicable, at its own cost and expense, provided that Intellia shall not initiate an infringement action enforcing the Product-Specific Patent Rights if Kyverna informs Intellia in writing within thirty (30) days after Kyverna’s receipt or delivery of Intellia’s notice under Section 7.4(a) that such infringement action would materially conflict, based on advice of Kyverna’s patent counsel, with Kyverna’s Intellectual Property strategy for Patent Rights that Cover the CRISPR Product (which conflict shall be discussed in good faith by the Parties, following Kyverna’s provision of reasonable evidence describing such conflict, with Kyverna considering in good faith Intellia’s position with respect thereto). If Intellia enforces the Product-Specific Patent Rights pursuant to this Section 7.4(d)(ii), Intellia shall consult with Kyverna and consider in good faith any comments provided by Kyverna with respect to the infringement, claim construction, or defense of the validity or enforceability of any claim in any such Product-Specific Patent Rights. Kyverna shall provide to Intellia reasonable assistance in such enforcement pursuant to this Section 7.4(d)(ii), at Intellia’s request and expense. For clarity, Intellia cannot require Kyverna to join in the suit; provided, however, that Kyverna shall consent to being joined in a litigation or being named as the plaintiff in a litigation if such being joined or named as a plaintiff is necessary to confer standing to bring the litigation or is otherwise necessary for the pendency of the litigation, and in such instance Kyverna shall provide reasonable cooperation and assistance to Intellia, all at Intellia’s expense. Kyverna shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense.

(iii) Costs. All Out-of-Pocket Costs incurred in connection with the enforcement of a Product-Specific Infringement shall be borne by Kyverna, except as expressly set forth in this Section 7.4.

(iv) Recoveries. The amount of any recovery from any Product-Specific Infringement suit shall, first, be used to pay each of the Party’s fees and costs (including attorneys’ fees) relating to such legal proceedings and, second, the balance of any such recovery shall be retained by the Party who maintained such litigation, provided that any such recoveries awarded as compensation for lost sales or lost profits shall be treated as Net Sales and subject to a royalty payment to Kyverna in relation thereto.

(v) Assistance. The non-controlling Party shall provide all assistance reasonably requested by the controlling Party in connection with the enforcement of a Product-Specific Infringement, including sharing all material notices and filings in a timely manner, using Commercially Reasonable Efforts to mutually agree upon an appropriate course of action, assisting in the preparation of material court filings, cooperating in discovery and participating in any discussions concerning the settlement of such proceeding, all subject to allocation of costs in accordance with Section 7.4(d)(iii).

(vi) Settlements; Admissions. The Parties agree not to make any admission concerning claim invalidity or enforceability concerning such Patents or Patent Applications included in this Section 7.4(d), without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, until such action is finally resolved, terminated or settled.

(e) Joint Intellectual Property.

(i) Joint Intellectual Property Infringement. The Parties shall reasonably consult and cooperate in an effort to determine a mutually agreeable course of action with respect to any infringement or misappropriation of Joint Intellectual Property (“Joint Intellectual Property Infringement”) and neither Party may bring an action that involves, or undertake activities to enforce, Joint Intellectual Property without the prior written consent of the other Party.

(ii) Costs. All Out-of-Pocket Costs incurred in connection with the enforcement of a Joint Intellectual Property Infringement shall be borne by the Party conducting such enforcement action, except as expressly set forth in this Section 7.4.

Recoveries. The amount of any recovery from any such litigation shall (A) first, be used to pay each of the Party’s fees and costs, including attorneys’ fees, relating to such legal proceedings and (B) the balance of any such recovery shall be retained equally by Kyverna and Intellia such that each Party retains fifty percent (50%) of such balance.

(iii) Assistance. The non-controlling Party shall provide all assistance reasonably requested by the controlling Party in connection with the enforcement of a Joint Intellectual Property Infringement or Product-Specific Infringement, including sharing all material notices and filings in a timely manner, using Commercially Reasonable Efforts to mutually agree upon an appropriate course of action, assisting in the preparation of material court filings, cooperating in discovery and participating in any discussions concerning the settlement of such proceeding, all subject to allocation of costs in accordance with Section 7.4(e)(ii).

(iv) Settlements; Admissions. The Parties agree not to make any admission concerning claim invalidity or enforceability concerning Patents or Patent Applications included in this Section 7.4(e), without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, until such action is finally resolved, terminated or settled.

7.5 Extensions and Other Protections. Subject to the remainder of this Section 7.5, Kyverna shall have the sole right to apply for supplementary protection certificates, patent term extensions, patent term restorations or any other exclusivity, including as may be available under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (or comparable laws outside the United States of America) in respect of the CRISPR Product. At Kyverna’s reasonable request, Intellia shall provide reasonable assistance to Kyverna in connection with any such applications. In the event that elections with respect to obtaining such supplementary protection certificates, patent term extensions, patent term restorations or any other exclusivity, are to be made for any Joint Patent Rights or Product-Specific Patent Rights (but not

any other Intellia Patent Rights), Kyverna shall have the right to make the election and Intellia agrees to abide by such election (provided that, in each case, Kyverna shall confer in good faith with Intellia in connection therewith). Intellia shall discuss in good faith with Kyverna, but need not agree, to any supplementary protection certificates, patent term extensions, patent term restorations or any other exclusivity with respect to any Intellia Patent Rights that are not Joint Patent Rights or Product-Specific Patent Rights.

7.6 Patent Marking. Each Party shall comply with the patent marking statutes in each country in which the CRISPR Product is made, offered for sale, sold or imported by such Party, its Affiliates or sublicensees.

7.7 Third Party Claims Related to Collaboration. If either Party or its Affiliates learn of a Third Party claim, assertion or certification that the activities under the Collaboration infringe or otherwise violate the intellectual property rights of any Third Party, then such Party shall promptly notify the other Party in writing of this claim, assertion or certification. As soon as reasonably practical after the receipt of such notice, the Parties shall cause their respective legal counsel to meet to confer on such allegation of infringement. With regard to issues related to freedom to operate concerning the CRISPR Product, the Parties shall conduct and maintain ongoing and regular communications between their legal/intellectual property departments. For clarity, this Section 7.7 shall not limit, and is not intended to conflict with Section 11.1.

7.8 Infringement of Third Party Patent Rights or Third Party Know-How. If the CRISPR Product manufactured, used or sold by Kyverna, its Affiliates or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Patent Right or misappropriation of Know-How, the Party first having notice of the claim or assertion shall promptly notify the other Party. Kyverna shall have the sole right, but not the obligation, to defend any such Third Party claim or assertion of infringement by the CRISPR Product. Intellia shall provide reasonable cooperation and assistance to Kyverna at Kyverna’s cost and expense. Subject to Section 11.1(a), Kyverna shall bear its own costs in connection with a defense against a Third Party claim or assertion pursuant to this Section 7.8. Intellia shall, at Kyverna’s reasonable request (not to exceed two (2) times per Calendar Year, unless Intellia agrees otherwise), (a) provide to Kyverna information of which Intellia is aware concerning Third Parties’ Patent Rights that Cover CRISPR-Cas9 Technology and (b) solely to the extent that Intellia agrees that the Parties have a common legal interest (which may be memorialized in a common interest agreement) and to the extent that Intellia has performed an analysis that would be pertinent to a Third Party claim or assertion of infringement of the CRISPR Product, provide to Kyverna such analysis and reasonably assist Kyverna’s counsel in understanding such analysis.

7.9 Third Party Rights. Notwithstanding the foregoing provisions of this Article 7, the Parties acknowledge and agree that each Party’s rights and obligations with respect to any Patent Rights under this Article 7 shall be subject to the terms and conditions of each Intellia Third Party Agreements or Kyverna Existing Third Party Agreements, as applicable. Notwithstanding the foregoing, if Intellia has rights to prosecute, maintain or enforce any Patents or Patent Applications pursuant to the terms of an Intellia Third Party Agreement, Kyverna shall be permitted to assert such rights in place of Intellia, to the extent that such rights are permitted to be asserted by a sublicensee under the applicable agreement.

7.10 Annual Updates. Upon Kyverna’s request, not to be made more than once per Calendar Year, Intellia shall provide Kyverna an update as to (a) the issuance of any Patent to a Third Party during the then-current or immediately prior Calendar Year, of which Intellia is aware that Intellia expects to Cover the CRISPR Product and (b) subject to entering into a common interest agreement if requested by Intellia, the status of any litigation or administrative proceeding relating to any Intellia Patent Right that is then-ongoing or occurred during the immediately prior Calendar Year.

ARTICLE 8

BOOKS, RECORDS AND INSPECTIONS; AUDITS AND ADJUSTMENTS

8.1 Books and Records. In addition to the requirements to keep records in accordance with Section 5.6, each Party shall keep proper books of record and account in which full, true and correct entries (in conformity with GAAP) shall be made for the purpose of determining the amounts payable or owed pursuant to this Agreement. Each Party shall keep such books of record and account for at least three (3) years following the Contract Year to which they pertain (or such longer period to the extent required by Applicable Law). Upon reasonable advance notice, each Party shall, and shall cause each of its respective Affiliates to, permit auditors, as provided in Section 8.2, to visit and inspect and examine no more than once per Contract Year, during regular business hours and under the guidance of officers of the Party, the books of record and account of such Party or such Affiliate to the extent relating to this Agreement and, in connection with such audit, to allow such auditors to discuss the results of such audit with, and be advised as to the same by, its and their officers and independent accountants; provided, that such obligation shall apply solely to Intellia’s books and records related to its activities under the Collaboration Plan during the Collaboration Term.

8.2 Audits and Adjustments.

(a) Audit. Subject to any Third Party Agreements, each Party shall have the right, upon no less than thirty (30) days’ advance written notice and at such reasonable places, times and intervals and to such reasonable extent as the Party shall request, not more than once during any Contract Year, to audit the books of record and account of the other Party to the extent relating to the amounts payable this Agreement for the preceding three (3) Contract Years audited by an independent and recognized accounting firm of its choosing and reasonably acceptable to such other Party, under appropriate confidentiality provisions, for the sole purpose of verifying the accuracy of all financial, accounting and numerical information and calculations provided, and payments made, under this Agreement; provided that no period may be subjected to audit more than one (1) time unless a material discrepancy is found in any such audit of such period, in which case an additional audit of such period may be conducted; provided, further that such audit right shall apply solely to Intellia’s books and records related to its activities under the Collaboration Plan during the Collaboration Term. Kyverna agrees to submit to any audit conducted by or on behalf of any Third Party under any Intellia Third Party Agreement pursuant to the terms or conditions of the relevant Intellia Third Party Agreement; provided that such audit conducted pursuant to the terms or conditions of any Intellia Third Party Agreement shall constitute an audit conducted under this Agreement for purposes of determining the frequency or number of audits that may be conducted hereunder.

(b) Results; Costs; Confidentiality. The results of any such audit shall be delivered in writing to each Party and shall be final and binding upon the Parties, unless disputed by a Party by notice to the other Party within ninety (90) days after delivery. If a Party over-billed or underpaid an amount due under this Agreement resulting in a cumulative discrepancy during any Contract Year of more than the lesser of (i) […***…] percent ([…***…]%) of the amount owed and (ii) […***…] USD ($[…***…]), it shall also reimburse the other Party for the costs of the accounting firm to conduct such audit (with the cost of the audit to be paid by the Party initiating the audit in all other cases). Such accountants shall not reveal to the Party requesting the audit the details of its review, except for the results of such review and such information as is required to be disclosed under this Agreement and shall be subject to the confidentiality provisions contained in Article 10. At the request of the Party being audited prior to the audit, the auditing Party shall cause its accounting firm to enter into a reasonably acceptable confidentiality agreement with the audited Party obligating such accounting firm to retain all such information in confidence pursuant to such confidentiality agreement.

(c) Reconciliation. If any examination or audit of the records described above discloses an overpayment or underpayment of amounts due hereunder, then the Party that was overpaid may credit such amounts against future payments due under this Agreement or the Party that underpaid shall pay the same to the Party entitled thereto within thirty (30) days after receipt of the written results of such audit pursuant to this Section 8.2.

(d) Disputes. Any disputes with respect to the results of any audit conducted under Section 8.2 above shall be elevated to the Executive Officers.

(e) Binding and Conclusive. Upon the expiration of the two (2) year period following the end of any Contract Year, the calculation of the undisputed amounts payable with respect to such Contract Year shall be binding and conclusive upon the Parties.

8.3 GAAP. Except as otherwise provided herein, all costs and expenses and other financial determinations with respect to this Agreement shall be determined in accordance with GAAP, as generally and consistently applied.

ARTICLE 9

REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1 Joint Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the Effective Date, as follows: (a) it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation; (b) it has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action necessary to enter into, deliver, and perform this Agreement; (c) the execution and performance by it of its obligations hereunder shall not constitute a breach of, or conflict with, its organizational documents nor any other material agreement or arrangement, whether written or oral, by which it is bound or requirement of Applicable Laws; (d) this Agreement is its legal, valid and binding obligation, enforceable in accordance with the terms and conditions hereof (subject to Applicable Laws of bankruptcy and moratorium); (e) such Party is not prohibited by the terms of any agreement to which it is a party from performing the Collaboration, or granting the rights or licenses hereunder; (f) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee in connection with this Agreement or the transactions contemplated hereby based on arrangements made by it or on its behalf; and (g) it has obtained all necessary consents, approvals and authorizations of all Governmental Authorities and other Persons required to be obtained by it as of the Effective Date, as applicable, in connection with the execution, delivery and performance of this Agreement.

9.2 Additional Representations, Warranties and Covenants of Intellia. Intellia additionally represents and warrants to Kyverna as of the Effective Date that, except as set forth on Schedule 9.2:

(a) There are no claims, judgments or settlements against or owed by Intellia (or any of its Affiliates) and no pending or, to Intellia’s knowledge, threatened (in writing) claims or litigation, in each case, to which Intellia (or its Affiliates, or, to its or their knowledge, any of the counterparties to the Intellia Existing Third Party Agreements) is a party or threatened (in writing) party relating to the Intellia Intellectual Property or otherwise challenging Intellia’s ownership or control of the Intellia Intellectual Property;

(b) Schedule 1.44(a) sets forth a true and correct list of all Intellia Background Patent Rights that Cover the Allo Technology and Schedule 1.44(b) sets forth a true and correct list of all other Intellia Background Patent Rights, in each case, that exist as of the Effective Date. To the knowledge of Intellia, the Intellia Background Patent Rights exist, and are not invalid or unenforceable, in whole or in part;

(c) Intellia solely owns all Intellia Background Intellectual Property, except for such Intellia Background Intellectual Property as Intellia Controls pursuant to the Intellia Existing Third Party Agreements as set forth on Schedule 1.45; and with respect to any Patent Rights owned by Caribou (as set forth in Schedule 1.45), Intellia has exclusive rights to license such Patent Rights as set forth in this Agreement and no Third Party (including Caribou and UC) has rights to practice such Patent Rights to make, have made, import, use, sell, offer to sell, develop, manufacture, commercialize, other otherwise exploit CRISPR Products within Field as described in the Caribou-Intellia License Agreement;

(d) The Intellia Existing Third Party Agreements constitute all the agreements with Third Parties that exist as of the Effective Date pursuant to which Intellia has in-licensed, or otherwise obtained rights, with respect to the licenses granted hereunder;

(e) Intellia is not aware of any claim made in writing against it asserting the invalidity, misuse, unregisterability, unenforceability or non-infringement of any of the Intellia Background Patent Rights;

(f) Neither Intellia nor any of its Affiliates is or has been a party to any agreement with the U.S. federal government or an agency thereof pursuant to which the U.S. federal government or such agency provided funding for the development of the Intellia Background Intellectual Property by Intellia or any of its Affiliates;

(g) Neither Intellia nor any of its Affiliates has received any written notification from a Third Party and is aware of any claim made in writing that the use of any Intellia Background Intellectual Property infringes or misappropriates the Patent Rights or Know-How owned or controlled by such Third Party;

(h) The Intellia Background Intellectual Property is not subject to any liens or encumbrances in favor of any Third Party that conflicts with the rights or licenses granted to Kyverna under this Agreement;

(i) To the knowledge of Intellia, the conception, discovery, development or reduction to practice of Intellia Background Intellectual Property has not constituted or involved misappropriation of Intellectual Property or rights of any Person;

(j) Intellia has the right, power and authority to grant to Kyverna the rights granted to Kyverna hereunder with respect to the Intellia Existing Third Party Agreements. In particular, the grant of such sublicense requires no consent, waiver or other action (other than notice of such sublicense to Caribou under the Caribou-Intellia License Agreement, which shall be provided by Intellia in accordance with this Agreement) by any party to the Intellia Existing Third Party Agreements, and the rights and obligations of Kyverna set forth in this Agreement, as limited by this Agreement, do not contravene nor are they inconsistent with or in conflict with the terms of any Intellia Existing Third Party Agreement; and

(k) Intellia has provided to Kyverna an accurate, true and complete copy of each of the Intellia Existing Third Party Agreements, as amended to date, and each of the Intellia Existing Third Party Agreements is in full force and effect and Intellia is not in breach or default in the satisfaction of its obligations under any of the Intellia Existing Third Party Agreements. Intellia has not received any notice from any Third Party of any breach, default or non-compliance of Intellia under the terms of any of the Intellia Existing Third Party Agreements. There have been no amendments or other modification to any of the Intellia Existing Third Party Agreements, except as have been disclosed to Kyverna in writing.

9.3 Additional Representations, Warranties and Covenants of Kyverna. Kyverna additionally represents and warrants to Intellia as of the Effective Date that, except as set forth on Schedule 9.3:

(a) There are no claims, judgments or settlements against or owed by Kyverna (or any of its Affiliates) and no pending or, to Kyverna’s knowledge, threatened (in writing) claims or litigation, in each case, to which Kyverna (or its Affiliates, or, to its or their knowledge, any of the counterparties to the Kyverna Existing Third Party Agreements) is a party or threatened (in writing) party relating to the Kyverna Intellectual Property or otherwise challenging Kyverna’s ownership or control of the Kyverna Intellectual Property.

(b) Schedule 1.58 sets forth a true and correct list of the Kyverna Background Patent Rights that exist as of the Effective Date. To the knowledge of Kyverna, the Kyverna Background Patent Rights exist and are not invalid or unenforceable, in whole or in part;

(c) Kyverna solely owns all Kyverna Background Intellectual Property, except for such Kyverna Background Intellectual Property as Kyverna Controls pursuant to the Kyverna Existing Third Party Agreements;

(d) The Kyverna Existing Third Party Agreements constitute all the agreements with Third Parties pursuant to which Kyverna has in-licensed, or otherwise obtained rights with respect to the licenses granted hereunder and the research, development and commercialization of the CRISPR Product;

(e) Kyverna is not aware of any claim made in writing against it asserting the invalidity, misuse, unregisterability, unenforceability or non-infringement of any of the Kyverna Background Patent Rights;

(f) Neither Kyverna nor any of its Affiliates is or has been a party to any agreement with the U.S. federal government or an agency thereof pursuant to which the U.S. federal government or such agency provided funding for the development of the Kyverna Background Intellectual Property by Kyverna or any of its Affiliates;

(g) Neither Kyverna nor any of its Affiliates has received any written notification from a Third Party and is aware of any claim made in writing that the use of any Kyverna Background Intellectual Property infringes or misappropriates the Patent Rights or Know-How owned or controlled by such Third Party;

(h) The Kyverna Background Intellectual Property is not subject to any liens or encumbrances or other grants in favor of any Third Party that conflicts with the rights or licenses granted to Intellia under this Agreement;

(i) To the knowledge of Kyverna, the invention of Kyverna Background Intellectual Property has not constituted or involved misappropriation of Intellectual Property or rights of any Person;

(j) Kyverna has the right, power and authority to grant to Intellia the rights granted to Intellia hereunder with respect to the Kyverna Existing Third Party Agreements. In particular, the grant of such sublicense requires no consent, waiver or other action by any party to the Kyverna Existing Third Party Agreements and the rights and obligations of Intellia set forth in this Agreement do not contravene nor are they inconsistent with or in conflict with the terms of any Kyverna Existing Third Party Agreement; and

(k) Kyverna has provided to Intellia an accurate, true and complete copy of each of the Kyverna Existing Third Party Agreements as amended to date, and each of the Kyverna Existing Third Party Agreements is in full force and effect and Kyverna is not in breach or default in the satisfaction of its obligations under any of the Kyverna Existing Third Party Agreements. Kyverna has not received any notice from any Third Party of any breach, default or non-compliance of Kyverna under the terms of any of the Kyverna Existing Third Party Agreements. There have been no amendments or other modification to any of the Kyverna Existing Third Party Agreements, except as have been disclosed to Intellia in writing.

9.4 Covenants.

(a) Each Party hereby covenants to the other Party as follows: (i) it (and its Affiliates) shall not during the Term grant any right or license to any Third Party which would be in conflict with the rights granted to the other Party under this Agreement (including Intellia Option), and (ii) neither Party nor any of its Affiliates shall use the Patent Rights, Know-How, Materials, or Confidential Information of the other Party outside the scope of the licenses and rights granted to it under this Agreement.

(b) Each Party hereby covenants to the other Party that in the course of performing activities under this Agreement, it (and its Affiliates) shall not use an employee or consultant who is or has been Debarred by a Regulatory Authority or, to such Party’s knowledge, is or has been the subject of Debarment proceedings by a Regulatory Authority.

(c) Each Party hereby covenants to the other Party that, in the course of performing activities under this Agreement, it (and its Affiliates) shall not use any material, Confidential Information, Intellectual Property, or trademark that such contributing Party (or any of its Affiliates) knows (without any duty to inquire) misappropriates the Intellectual Property of a Third Party. The Parties acknowledge and agree that this Section 9.4(c) is not intended to be, and shall not be deemed to be, a covenant against non-infringement of Intellectual Property.

(d) Intellia shall not terminate, waive, amend or take any action or omit to take any action that would alter any of Intellia’s rights under any Intellia Third Party Agreement, in any manner that adversely affects, or would reasonably be expected to adversely affect, Kyverna’s rights or benefits under this Agreement or would otherwise impose additional obligations on Kyverna. Under no circumstances shall Intellia terminate any Intellia Third Party Agreement, without the prior written consent of Kyverna. Intellia shall promptly notify Kyverna of any default under, or termination of, any Intellia Third Party Agreement. Without limiting any remedies available to Kyverna hereunder, at law or in equity, if Intellia becomes aware that any counterparty to any Intellia Third Party Agreement has terminated, or receives notice that any of its licensors intend to terminate, any Intellia Third Party Agreement or otherwise materially restrict or limit Intellia’s and Kyverna’s rights to the relevant Intellectual Property (including any reductions in the scope of the field thereunder for which the sublicense to Kyverna hereunder with respect to the relevant Intellectual Property is being granted by Intellia), Intellia shall provide prompt written thereof notice to Kyverna.

(e) Kyverna shall not terminate, waive, amend or take any action or omit to take any action that would alter any of Kyverna’s rights under any Kyverna Existing Third Party Agreement, in any manner that materially adversely affects, or would reasonably be expected to materially adversely affect, Intellia’s rights or benefits under this Agreement. Kyverna shall promptly notify Intellia of any termination of any Kyverna Existing Third Party Agreement or Kyverna Additional Third Party Agreement. Without limiting any remedies available to Intellia hereunder, at law or in equity, if Kyverna becomes aware that any counterparty to any Kyverna Existing Third Party Agreement or Kyverna Additional Third Party Agreement has terminated, or receives notice that any of its licensors intend to terminate any Kyverna Existing Third Party Agreement or Kyverna Additional Third Party Agreement or otherwise materially restrict or limit Intellia’s and Kyverna’s rights to the relevant Intellectual Property (including any reductions in the scope of the field thereunder for which the sublicense to Intellia hereunder with respect to the relevant Intellectual Property is being granted by Kyverna), Kyverna shall provide prompt written thereof notice to Intellia.

(f) Kyverna shall not conduct any research and development activities with respect to or otherwise use or exploit any Intellia Intellectual Property with respect to any product other than the CRISPR Product or outside of the Field.

9.5 Compliance with Laws. Each Party agrees, in its performance of this Agreement to comply, and to cause its Affiliates to comply, with all Applicable Laws, including the FCPA, U.S. Export Control Laws and Anti-Corruption Laws. Each Party shall take no action that would cause the other Party to be in violation of the FCPA, U.S. Export Control Laws or any other applicable Anti-Corruption Laws. Further, each Party shall immediately notify the other Party if such Party has any information or suspicion that there may be a violation of the FCPA or any other Anti-Corruption Law in connection with the performance of this Agreement.

9.6 Disclaimer of Warranties. EXCEPT AS OTHERWISE SPECIFICALLY AND EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, CONCERNING THE SUCCESS OR POTENTIAL SUCCESS OF THE COLLABORATION OR THE DEVELOPMENT, COMMERCIALIZATION, MARKETING OR SALE OF ANY CRISPR PRODUCT. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE 10

CONFIDENTIALITY

10.1 Confidential Information.

(a) Each Party and its Affiliates (in such capacity, collectively, the “Receiving Party”) shall keep confidential, and other than as provided herein, shall not disclose, directly or indirectly, any proprietary or confidential information, including any proprietary data, inventions, documents, ideas, information, discoveries, or materials, Controlled by the other Party or its Affiliates (in such capacity, collectively, the “Disclosing Party”), whether in tangible or intangible form (the “Confidential Information”).

(b) Each Party and its Affiliates shall use the Confidential Information of the other Party and its Affiliates solely for the purpose of exercising its rights and performing its obligations hereunder. For purposes of this Agreement, all proprietary or confidential information disclosed by Intellia or Kyverna under the terms of the Confidentiality Agreement between the Parties dated November 16, 2020, as amended (“CDA”) is hereby deemed Confidential Information of such Intellia or Kyverna, respectively, and treated as if disclosed hereunder and shall be subject to the terms of this Agreement.

(c) Each Party covenants that neither it nor any of its respective Affiliates shall disclose any Confidential Information of the other Party to any Third Party except (i) to its directors, officers, employees, agents, consultants and subcontractors to the extent necessary to perform such Party’s obligations, or exercise such Party’s rights, hereunder, provided such directors, officers, employees, agents, consultants, subcontractors or other Persons are subject to confidentiality obligations applicable to such Confidential Information no less strict than those set forth herein (subject to customary duration in the case of subcontractors), (ii) as approved by the Disclosing Party hereunder in writing, (iii) as set forth elsewhere in this Agreement, including to subcontractors and sublicensees in accordance with Section 5.4, (iv) to file or prosecute Patent Rights in accordance with this Agreement, (v) to prosecute or defend litigation as permitted by this Agreement, (vi) to any Governmental Authority or other Regulatory Authority in order to gain or maintain approval to conduct clinical trials or to market the CRISPR Product, but such disclosure may be only to the extent reasonably necessary to obtain such approvals (subject to the applicable provisions of Article 3, Article 4, and Article 5, as and to the extent applicable), (vii) under commercially reasonable confidentiality terms and solely to the extent reasonably necessary to any potential or actual investor, advisor, lender, investment banker, financing partner, or acquirer; and (viii) disclosed under confidentiality obligations at least as restrictive as, or substantially the same as, those set forth in this Article 10 (except with customary duration) to any actual or prospective subcontractor, licensee or sublicensee, or (ix) as required by Applicable Law, valid order of a court of competent jurisdictions, or other judicial or administrative proceedings of any Governmental Authority requires to be disclosed, provided that in the case of (v), (vi) or (ix) the Receiving Party gives the Disclosing Party reasonable advance notice (if practical) of such required disclosure in sufficient time to enable the Disclosing Party to seek confidential treatment for such information, and provided further that the Receiving Party provides all reasonable cooperation to assist the Disclosing Party to protect such information and limits the disclosure to that information which is required by Applicable Law to be disclosed, and also provided that, such information shall still be treated as Confidential Information for all purposes other than satisfaction of such disclosure requirement.

(d) Joint Intellectual Property shall be Confidential Information of both Parties, with each Party treated as the Receiving Party; provided that the Joint Intellectual Property may be utilized as provided in Section 10.1(c), as well as used by either Party (or their respective subcontractors, licensees or sublicensees) but not disclosed to Third Parties except as other Confidential Information may be disclosed by the Receiving Party (i) as expressly permitted herein (including through the publication procedures set forth in Section 10.4) or (ii) with the prior written consent of the other Party. Except for each Party’s interest in the Joint Intellectual Property, which is addressed above, Intellia Know-How and Intellia Patent Rights (prior to their publication) shall be the Confidential Information of Intellia, and Kyverna Know-How and Kyverna Patent Rights (prior to their publication) shall be the Confidential Information of Kyverna. Except for any of Intellia’s Confidential Information that is part of an Option Package, the information in any Option Package delivered by Kyverna shall be the Confidential Information of Kyverna.

10.2 Exceptions. Notwithstanding Section 10.1, Confidential Information shall not include (and such information shall not be considered Confidential Information under this Agreement) to the extent that it can be established by written documentation by the Receiving Party that such information: (a) was already in the public domain prior to time of disclosure by the Disclosing Party or becomes publicly known through no act, omission or fault of the Receiving Party or any Person to whom the Receiving Party provided such information; (b) is or was already lawfully, and not under an obligation of confidentiality owed to the Disclosing Party, in the possession of the Receiving Party prior to the time of disclosure by the Disclosing Party; provided that the Receiving Party did not initially generate such information and assign its rights to such information to the Disclosing Party in accordance with the terms of this Agreement; (c) is disclosed to the Receiving Party on an unrestricted basis from a Third Party not under an obligation of confidentiality to the Disclosing Party with respect to such information; or (d) has been independently created by the Receiving Party, as evidenced by written or electronic documentation, without any aid, application or use of the Disclosing Party’s Confidential Information; provided that the Receiving Party did not initially create such information and assign its rights to such information to the Disclosing Party in accordance with the terms of this Agreement. Specific aspects or details of Confidential Information shall not be deemed to be within the public knowledge or in the prior possession of a Person merely because such aspects or details of the Confidential Information are embraced by general disclosures in the public domain. For clarity, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

10.3 Injunctive Relief. The Parties hereby acknowledge and agree that the rights of the Parties under this Article 10 are special, unique and of extraordinary character, and that if any Party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, such refusal or failure may result in irreparable injury to the other Party, the exact amount of which would be difficult to ascertain or estimate and the remedies at law for which would not be reasonable or adequate compensation. Accordingly, if any Party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Article 10, then, in addition to any other remedy which may be available to any damaged Party at law or in equity, such damaged Party shall be entitled to seek specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual or threatened damages.

10.4 Publications.

(a) Collaboration. Prior to the end of the Collaboration Term or earlier termination of the Intellia Option for the CRISPR Product, neither Party may issue publications in scientific journals or make scientific presentations regarding the results of the Collaboration without the prior written consent of the other Party. Following such date, subject to Section 10.4(b) Kyverna may issue publications in scientific journals and make scientific presentations regarding the results of the Collaboration or any Joint Intellectual Property. The order and inclusion of Intellia and Kyverna author in such publications and presentations shall be agreed upon in accordance with International Committee of Medical Journal Editors (ICJME) Standards or other mutually agreed upon applicable standards and in compliance with any applicable rules or policies of the publisher of such publication. For clarity, Kyverna shall have the sole right to issue and control all publications in scientific journals and make scientific presentations regarding the CRISPR Product (other than the Co-Co CRISPR Product, which shall be addressed in the Co-Co Agreement) and Kyverna Materials Improvements.

(b) Review Rights. The Party desiring to publish the results of the Collaboration or any Joint Intellectual Property shall provide the non-publishing Party an advance copy of any such proposed publication at least thirty (30) days prior to submission for publication or disclosure. During such thirty (30) day period, the non-publishing Party shall have a reasonable opportunity to (i) recommend any changes to prevent disclosure of its Confidential Information (including any joint Confidential Information) and (ii) file a Patent Application related to such Confidential Information, if any. The publishing Party shall remove any such Confidential Information, and shall not make any such publication if the non-publishing Party requests a delay of up to sixty (60) days to enable it to file Patent Applications until expiration of such sixty (60) day period.

10.5 Disclosures Concerning this Agreement.

(a) Press Releases. The Parties, acting reasonably, shall mutually agree upon the contents of a joint press release announcing this Agreement. Intellia and Kyverna agree not to (and to ensure that their respective Affiliates do not) issue any other press releases or public announcements concerning this Agreement or any other activities contemplated hereunder without the prior written consent of the other Party (which shall not be unreasonably conditioned, withheld or delayed), except as required by a Governmental Authority or Applicable Law (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are or shall be traded); provided, that the Party required to disclose such information shall (i) use reasonable efforts to provide the other Party advance notice of such required disclosure and an opportunity to review and comment on such proposed disclosure (which comments shall be considered in good faith by the Disclosing Party), (ii) reasonably cooperate with the other Party to assist the other Party to protect the Confidential Information of the other Party and (iii) limit the disclosure to that information which is required to be disclosed. Notwithstanding the foregoing, without prior submission to or approval of the other Party, either Party may issue press releases or public announcements which incorporate information concerning this Agreement or any activities contemplated hereunder which information was included in a press release or public disclosure which was previously disclosed in accordance with the terms of this Agreement.

(b) Agreement Terms. Except as required by a Governmental Authority or Applicable Law (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are or shall be traded), or in connection with the enforcement of this Agreement, neither Party (or their respective Affiliates) shall disclose to any Third Party, under any circumstances, any terms of this Agreement that have not been previously disclosed publicly in accordance with this Article 10 without the prior written consent of the other Party, which consent shall not be unreasonably conditioned, withheld or delayed. Notwithstanding the foregoing, a Party (or its Affiliate) may make disclosures of the terms of this Agreement to (i) to potential or actual investors, advisors, lenders, investment bankers, financing partners, collaborators, strategic partners, acquirers, subcontractors, licensors, licensees or sublicensees that are bound by obligations of confidentiality and non-use substantially equivalent in scope to those included herein (but of shorter duration if customary in the relevant situation) or (ii) to Persons that are identified in Section 10.1(c)(i) who are subject to the confidentiality obligations specified therein; provided that, in the event of any such disclosure to a Third Party who is a potential or actual investor, advisor, lender, investment banker, financing partner, acquirer, licensee or sublicensee (A) this Agreement shall only be initially disclosed in the Redacted Agreement form to such Third Party and its advisors and (B) after negotiations with any such Third Party have progressed so that the Disclosing Party reasonably and in good faith believes it shall execute a definitive agreement with such Third Party within thirty (30) Business Days, this Agreement may be disclosed in an unredacted form to such Third Party and its advisors as and to the extent relevant to such Third Party.

(c) Communications General. The Parties shall establish mechanisms and procedures to ensure that there are coordinated timely corporate communications relating to this Agreement, including the CRISPR Product.

(d) Publicly Traded Company. Kyverna acknowledges that Intellia, as a publicly traded company, is legally obligated to make timely disclosures of all material events relating to its business. Intellia acknowledges that in the future, Kyverna may become a publicly traded company, and upon such occurrence, Kyverna shall be legally obligated to make timely disclosures of all material events relating to its business. Therefore, the Parties acknowledge that either or both Parties may be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission or its equivalent (the “SEC”). The Parties agree that the form of the redacted version of this Agreement shall be mutually agreed by the Parties in good faith (the “Redacted Agreement”) promptly following the Effective Date, and in any event reasonably prior to any deadline for filing such Redacted Agreement with the SEC. The Redacted Agreement may be used as its filing (or submission) of this Agreement to the SEC, and the Parties shall cooperate with one another and use reasonable efforts to obtain confidential treatment of Confidential Information (including any information that constitutes a trade secret or a sensitive commercial term), including with respect to any comments received from the SEC with respect to the proposed redactions. The Parties further agree that, following the initial filing (or submission) of the Redacted Agreement, the filing Party shall (i) promptly deliver to the non-filing Party any written correspondence received by the filing Party or its representatives from the SEC with respect to such confidential treatment request and promptly advise the non-filing Party of any other communications between the filing Party or its representatives with the SEC with respect to such confidential treatment request, allowing a reasonable time for the non-filing Party to review and comment, (ii) upon the written request of the non-filing Party, request an appropriate extension of the term of the confidential treatment period, and (iii) if the SEC requests any changes to the redactions set forth in the Redacted Agreement, to the extent reasonably practicable, not agree to any changes to the Redacted Agreement without first discussing such changes with the non-filing Party and taking the non-filing Party’s comments into consideration when deciding whether to agree to such changes. In addition, each Party shall provide the other Party with an advance copy of any securities filings in which the Agreement is discussed or disclosed, in each case only to the extent describing this Agreement or referencing the other Party, allowing a reasonable time (but in no event less than three (3) Business Days) for the other Party to review and comment, and shall reasonably consider and, to the extent permitted by a Governmental Authority, or Applicable Law (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are or shall be traded), incorporate the other Party’s timely comments thereon; provided, that no Party shall need to provide for review and comment such securities filings that do not include additional disclosures beyond previous disclosures already reviewed and commented upon by other Party under the terms of this Section 10.5(d). For the avoidance of doubt, each Party shall be responsible for its own legal and other costs in connection with any filing governed by the terms of this Section 10.5(d).

ARTICLE 11

INDEMNITY

11.1 Indemnity and Insurance.

(a) Intellia’s Indemnification Obligations. Intellia shall indemnify and hold harmless Kyverna, its Affiliates and their respective officers, directors, employees and agents (“Kyverna Indemnitees”) from and against all loss, liabilities, damages, penalties, fines and expenses, including reasonable attorneys’ fees and costs (collectively, “Damages”), incurred by any Kyverna Indemnitee as a result of a Third Party’s claim, action, suit, settlement, or proceeding (each, a “Claim”) against a Kyverna Indemnitee that arises out of or results from:

(i) the gross negligence, recklessness, willful misconduct, or intentional wrongful acts or omissions of Intellia or any other Intellia Indemnitee(s) in its performance under the Collaboration or other activity under this Agreement; or

(ii) breach by Intellia of this Agreement (including the inaccuracy of any representation or warranty made by Intellia in this Agreement); or

(iii) the research, development or manufacture of the CRISPR Product by or on behalf of Intellia (or any of its Affiliates or sublicensees) under this Agreement (but excluding such activities performed by or on behalf of Kyverna or its Affiliate) as well as following any termination of this Agreement;

in each case ((i) through (iii)), except to the extent such Claim (A) arises out of or results from (1) a breach of this Agreement by Kyverna (including the inaccuracy of any representation or warranty made by Kyverna in this Agreement), or (2) the negligence, recklessness, willful misconduct or intentional wrongful acts or omissions by Kyverna or any other Kyverna Indemnitee or (B) is subject to Kyverna’s indemnification obligations under Section 11.1(b)(i) or Section 11.1(b)(ii). For clarity, any indemnification related to the research, development, or manufacture of the Co-Co CRISPR Product by or on behalf of Intellia (or any of its Affiliates or licensees) shall be addressed in the Co-Co Agreement.

(b) Kyverna’s Indemnification Obligations. Kyverna shall indemnify and hold harmless Intellia, its Affiliates and their respective officers, directors, employees and agents (“Intellia Indemnitees”) from and against all Damages incurred by any Intellia Indemnitee as a result of a Claim against an Intellia Indemnitee that arises out of or results from:

(i) the gross negligence, recklessness, willful misconduct, or intentional wrongful acts or omissions of Kyverna or any other Kyverna Indemnitee(s) in its performance under the Collaboration or other activity under this Agreement;

(ii) breach by Kyverna of this Agreement (including the inaccuracy of any representation or warranty made by Kyverna in this Agreement); or

(iii) the research, development, manufacture or commercialization of the CRISPR Product by or on behalf of Kyverna (or any of its Affiliates or sublicensees) (but excluding such activities performed by or on behalf of Intellia or its Affiliate) as well as following any termination of this Agreement;

in each case ((i) through (iii)), except to the extent such Claim (A) arises out of or results from (1) a breach of this Agreement by Intellia (including the inaccuracy of any representation or warranty made by Intellia in this Agreement), or (2) the negligence, recklessness, willful misconduct or intentional wrongful acts or omissions by Intellia or any other Intellia Indemnitee or (B) is subject to Intellia’s indemnification obligations under Section 11.1(a)(i) or Section 11.1(a)(ii).

11.2 Indemnity Procedure.

(a) Notification. The Party entitled to indemnification under this Article 11 (an “Indemnified Party”) shall notify the Party potentially responsible for such indemnification (the “Indemnifying Party”) within five (5) Business Days of becoming aware of any Claim asserted or threatened in writing against the Indemnified Party which could give rise to a right of indemnification under this Agreement; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that such failure materially prejudices the Indemnifying Party.

(b) Control of Defense. If the Indemnifying Party elects in writing to the Indemnified Party that it shall assume control of the defense of such Claim, then except as otherwise set forth in Section 7.8, the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party may not enter into any compromise or settlement unless (i) such compromise or settlement includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim and (ii) the Indemnified Party consents to such compromise or settlement, which consent shall not be conditioned, withheld or delayed unless such compromise or settlement involves (A) any admission of legal wrongdoing by the Indemnified Party, (B) any payment by the Indemnified Party that is not indemnified hereunder or (C) the imposition of any equitable relief against the Indemnified Party. If the Indemnifying Party does not elect to assume control of the defense of such Claim within forty-five (45) days of its receipt of notice thereof, or if the Indemnifying Party elects in writing to the Indemnified Party to cease maintaining control of the defense of such Claim, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, upon at least ten (10) Business Days’ prior written notice to the Indemnifying Party of its intent to do so, to undertake the defense of such Claim for the account of the Indemnifying Party (with counsel reasonably selected by the Indemnified Party and approved by the Indemnifying Party, such approval not unreasonably conditioned, withheld or delayed), provided, that the Indemnified Party shall keep the Indemnifying Party apprised of all material developments with respect to such Claim and promptly provide the Indemnifying Party with copies of all correspondence and documents exchanged by the Indemnified Party and the opposing party(ies) to such Claim. The Indemnified Party may not compromise or settle such Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably conditioned, withheld or delayed.

(c) Indemnified Party’s Participation. The Indemnified Party shall cooperate with the Indemnifying Party in, and may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 11.2 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnifying Party shall bear such costs and expenses if counsel for the Indemnifying Party shall have reasonably determined that such counsel may not properly represent both the Indemnifying Party and the Indemnified Party.

11.3 Insurance. During the Term and for a minimum period of five (5) years thereafter and for an otherwise longer period as may be required by Applicable Law, each of Kyverna and Intellia shall (a) procure and maintain appropriate commercial general liability (including clinical trial and commercial insurance) and product liability insurance in amounts appropriate for the industry and considering the activities being performed hereunder or (b) at such time as a Party and its Affiliates have annual revenue in excess of three billion USD ($3,000,000,000) (including after any Change of Control of such Party), procure and maintain adequate insurance by means of self-insurance in such amounts and on such terms as are consistent with normal business practices of large pharmaceutical companies in the life sciences industry. Such insurance shall insure against liability arising from this Agreement on the part of Kyverna or Intellia, respectively, or any of their respective Affiliates, due to injury, disability or death of any person or persons, or property damage arising from activities performed in connection with this Agreement. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under Section 11.1 or otherwise. Any insurance proceeds received by a Party in connection with any Damages shall be retained by such Party and shall not reduce any obligation of the other Party.

ARTICLE 12

FORCE MAJEURE

Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including embargoes, acts of terrorism, acts of war (whether war be declared or not), insurrections, change in Applicable Law, strikes, riots, civil commotions, epidemics, pandemics, disturbances, fire, earthquakes, floods, or other acts of God (“Force Majeure”). Such excuse from liability and responsibility shall be effective only to the extent and duration of the event(s) causing the failure or delay in performance and provided that the affected Party has not caused such event(s) to occur. The affected Party shall notify the other Party of such Force Majeure circumstances as soon as reasonably practical and shall make every reasonable effort to mitigate the effects of such Force Majeure circumstances.

ARTICLE 13

TERM AND TERMINATION

13.1 Term. Except as set forth in Section 13.9, the “Term” of this Agreement shall begin on the Effective Date and shall expire on a country-by-country basis, upon the expiration of the last Valid Claim within the Intellia Patent Rights Covering the CRISPR Product within such country, unless this Agreement is earlier terminated in its entirety in accordance with this Article 13; provided, that upon execution of the Co-Co Agreement, the Term shall automatically expire. Following expiration of the Term for a given country, the licenses granted to Kyverna under Section 5.2 in such country shall automatically become fully paid-up, perpetual, irrevocable and royalty-free licenses.

13.2 Unilateral Termination.

(a) Following the expiration or termination of the Intellia Option Period, Kyverna may terminate this Agreement in its entirety, or on a country-by-country basis for any reason upon ninety (90) day written notice to Intellia, provided that in the case of any Major Market in the European Union or the United Kingdom, such termination will be effective as to the whole of the European Union and the United Kingdom; provided, that if such termination occurs following expiration of the last-to-expire Valid Claim of the Patent Rights Covering the CRISPR Product in such country, but prior to expiration of the Royalty Term in such country, Kyverna shall continue to pay the applicable royalty rate under Section 6.4 for the remainder of the Royalty Term.

13.3 Termination for Insolvency. A Party shall have the right to terminate this Agreement in its entirety immediately upon written notice to the other Party if, at any time, (a) the other Party files in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the other Party or of its assets, (b) if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, (c) such Party approves of any plan or proposal for the liquidation or dissolution of such Party, (d) if the other Party shall propose or be a party to any dissolution or liquidation proceedings with respect to such Party, or (e) if the other Party shall make an assignment for the benefit of creditors (collectively, a “Bankruptcy Event”). In the event that this Agreement is terminated or rejected by a Party or its receiver or trustee under applicable bankruptcy laws due to such Party’s bankruptcy, then all rights and licenses granted under or pursuant to this Agreement by such Party to the other Party are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code and any similar laws in any other country, licenses of rights to “intellectual property” as defined under Section 101(52) of the U.S. Bankruptcy Code. The Parties agree that all intellectual property rights licensed hereunder, including any Patent Rights in any country of a Party covered by the license grants under this Agreement, are part of the “intellectual property” as defined under Section 101(35(A)) of the Bankruptcy Code subject to the protections afforded the non-terminating Party under Section 365(n) of the Bankruptcy Code, and any similar law or regulation in any other country. The Parties agree that each Party, as a licensee of such Intellectual Property rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party under the U.S. Bankruptcy Code or analogous provisions of applicable laws outside the United States, the other Party will be entitled to a complete duplicate of (or complete access to, as appropriate) any Intellectual Property rights licensed to such Party and all embodiments of such Intellectual Property rights, which, if not already in such Party’s possession, will be promptly delivered to it (i) upon any such commencement of a bankruptcy proceeding upon such Party’s written request therefor, unless the Party in the bankruptcy proceeding elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under clause (i), following the rejection of this Agreement in the bankruptcy proceeding, upon written request therefor by the other Party. The Parties further agree that, upon the occurrence of a Bankruptcy Event with respect to a Party, each Party shall have the right to retain and enforce their rights under this Agreement.

13.4 Termination for Breach of the Agreement. If one Party (the “Alleging Party”) believes that the other Party (the “Alleged Party”) is in material breach of this Agreement, the Alleging Party shall provide written notice of such material breach (“Breach Notice”) to the Alleged Party. The Alleged Party shall have ninety (90) days from its receipt of the Breach Notice to cure such material breach; provided that if such breach is not curable within the foregoing cure period, then such cure period shall be extended for a period of up to sixty (60) additional days (for a total cure period of one hundred fifty (150) days) if the Alleged Party prepares and provides to the Alleging Party a reasonable written plan for curing such breach and uses Commercially Reasonable Efforts to cure such breach in accordance with such written plan. In the event such breach is not cured within such ninety (90) or one hundred fifty (150) day period, as applicable, this Agreement may be terminated immediately by the Alleging Party. Notwithstanding the foregoing, if the alleged breach relates to a Third Party Agreement and such agreement or license requires a shorter cure period, such shorter cure period shall apply in place of the cure period set forth above in this Section 13.4. Notwithstanding the foregoing, if the Alleged Party disputes in good faith the existence or materiality of any breach, and provides written notice to the Alleging Party of such dispute within the relevant cure period (the “Breach Cure Period”), the Alleging Party will not have the right to terminate this Agreement pursuant to this Section 13.4 unless and until the relevant dispute has been finally resolved pursuant to Section 14.1 (an “Adverse Ruling”). During the pendency of such dispute, the Breach Cure Period will be tolled, all the terms of this Agreement will remain in effect, and the Parties will continue to perform all of their respective obligations hereunder. Upon a determination of material breach or failure to cure, the Alleged Party may have the remainder of the Breach Cure Period to cure such material breach. If such material breach is not cured within the Breach Cure Period, then absent withdrawal of the Alleging Party’s request for termination, this Agreement shall terminate in whole or with respect to the affected country or market, effective as of the expiration of the Breach Cure Period.

13.5 Termination for Patent Challenge. If Kyverna or any of its Affiliates (a) commences or participates in any legal action or administrative proceeding (including any patent opposition or re-examination proceeding) challenging or denying the validity or enforceability of any claim of any Intellia Background Patent Right or any Patent Right within the Intellia Foreground Intellectual Property, or (b) assists, or directs or supports any other Person in bringing or prosecuting any legal action or administrative proceeding (including any patent opposition or re-examination proceeding) challenging or denying the validity or enforceability of any claim of any Intellia Background Patent Right or any Patent Right within the Intellia Materials Improvements, (each of (a) and (b), a “Patent Challenge”), then, (i) to the extent permitted by Applicable Law, Intellia shall have the right, in its sole discretion, to terminate this Agreement upon written notice to Kyverna, unless Kyverna withdraws within thirty (30) days following such notice (in the case of a Patent Challenge brought by Kyverna or its Affiliates) or causes to be withdrawn within sixty (60) days of such notice (in the case of a Patent Challenge brought by a Person under subclause (b)) all such challenge(s) (or in the case of ex-parte proceedings, multi-party proceedings, or other Patent Challenges that Kyverna does not have the power to unilaterally withdraw or cause to be withdrawn, Kyverna ceases (within thirty (30) days following such notice)

assisting any other party to such Patent Challenge and, to the extent Kyverna is a party to such Patent Challenge, it withdraws from such Patent Challenge within such thirty (30)-day period), this Agreement shall automatically terminate and (ii) if Intellia does not have the right under Applicable Law to terminate this Agreement pursuant to this Section 13.5, then, notwithstanding anything herein to the contrary, upon written notice to Kyverna, Intellia may cease performing under the Collaboration Plan and terminate the Collaboration Term. Notwithstanding the foregoing, (A) Intellia shall not have the right to terminate this Agreement under this Section 13.5 if Kyverna or its Affiliates challenges the validity or enforceability of any Intellia Background Patent Right or any Patent Right within the Intellia Foreground Intellectual Property in defense of claims or as a counterclaim in any lawsuit or administrative proceeding filed by Intellia or the relevant upstream licensor against Kyverna or its Affiliate, or if Kyverna or its Affiliates becomes a party to a Third Party interference for the purposes of defending the validity of any applicable Patent Rights, and (B) the termination provisions under this Section 13.5 shall not apply with respect to Kyverna’s exercise of its rights pursuant to Section 10.3, nor with respect to any administrative proceeding that is filed, after consultation with Intellia, in a good-faith effort to reinforce the patentability, validity or enforceability of, or expand the claim scope of, a challenged licensed Intellia Background Patent Right or any Patent Right within the Intellia Foreground Intellectual Property.

13.6 Effects of Termination of Agreement.

(a) Except as set forth in Section 13.6(b), without limiting any other legal or equitable remedies that either Party may have, if this Agreement is terminated, the licenses set forth in this Agreement shall automatically terminate and, as and to the extent applicable, the Collaboration Term and Intellia’s obligations under Section 5.9 shall immediately terminate.

(b) Without limiting any other legal or equitable remedies that either Party may have, in the event this Agreement is terminated for any reason other than by Kyverna pursuant to Section 13.3, then the provisions of this Section 13.6(b) shall apply, in each case at Intellia’s sole cost and expense, unless expressly stated in the applicable Section:

(i) Effective as of the effective date of such termination, Kyverna shall grant, and hereby does grant, to Intellia, a worldwide, fully paid-up, exclusive (even as to Kyverna) license, with the right to grant sublicenses through multiple tiers (in accordance with Section 5.4(c)), under the applicable Reversion IP, to research, develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit the CRISPR Product for use in the Field (the “Reversion License”), as of the effective date of termination, subject to the following terms and conditions. Intellia shall pay to Kyverna a royalty to be negotiated by the Parties in good faith, taking into account the relative contributions of the Parties to the development of the CRISPR Product and the CRISPR Product’s potential commercial value, given its state of development, in connection with such termination. If the Parties cannot agree on the economic terms for the Reversion License within a ninety (90)-day negotiation period following the effective date of the relevant termination, then the Parties shall resolve such dispute pursuant to Section 14.1(c). For clarity, Intellia shall comply with Section 7.6 with respect to the CRISPR Product, applied mutatis mutandis.

(ii) Except as expressly provided for in this Section 13.6(b)(i), nothing in this Agreement grants Intellia any right, title or interest in or to any Intellectual Property rights, materials or Confidential Information of Kyverna or any of its Affiliates (either expressly or by implication or estoppel) with respect to the CRISPR Product. Except as expressly provided in this Section 13.6(b), Intellia shall not be deemed by this Section 13.6(b) to have been granted any license or other rights to Kyverna’s Patent Rights or Know-How, either expressly or by implication, estoppel or otherwise.

(iii) Kyverna will, as promptly as practicable, and subject to Intellia’s reasonable assistance, to the extent legally permissible (including to the extent permitted under Kyverna’s obligations to Third Parties on the effective date of termination), (A) use Commercially Reasonable Efforts to transfer and assign to Intellia, or Intellia’s designee, all of Kyverna’s worldwide right, title and interest in and to all material governmental or regulatory filings and approvals (including all Regulatory Filings, Marketing Approvals, and Pricing Approvals), in all cases, specifically and exclusively relating to the development, manufacture, or commercialization of the CRISPR Product for use in the Field, and (B) transfer to Intellia, or Intellia’s designee, copies of all material clinical data and safety data in Kyverna’s possession and Control to the extent specifically and exclusively related to and required for the research, development, making, using, selling, offering for sale or importing of the CRISPR Product in each case ((A) and (B)) to the extent owned by Kyverna or its Affiliates as of the effective date of termination. In the event of (1) failure to obtain assignment or (2) with respect to regulatory items that would otherwise fall within (A) or (B) but for such materials not being specifically and exclusively related to the CRISPR Product, but nonetheless which are necessary for the development, manufacture or commercialization of the CRISPR Product, in each case ((1) and (2)) Kyverna hereby consents and shall grant, and hereby does grant, to Intellia the right to reference any such item solely with respect to the exercise of the Reversion License for the CRISPR Product.

(iv) If Kyverna or its Affiliates are manufacturing, or having manufactured and the related agreement has not been assigned as provided in Section 13.6(b)(v), GMP finished product with respect to the CRISPR Product on the effective date of termination, at Intellia’s option (which must be exercised in writing to Kyverna within ten (10) days following the effective date of termination), Kyverna or its Affiliates will use Commercially Reasonable Efforts to supply such finished product (but solely in the form as the CRISPR Product was being manufactured by Kyverna as of the effective date of termination) to Intellia at Kyverna’s […***…] cost plus […***…] percent ([…***…]%), until the earlier of (A) such time as Intellia has procured or developed its own source of such GMP finished product supply or (B) twelve (12) months following the effective date of termination. The Parties shall promptly negotiate a supply and related quality agreement to govern the specific terms and conditions of such supply.

(v) If Intellia so requests within ten (10) days following the effective date of termination, Kyverna shall use Commercially Reasonable Efforts, to the extent legally permissible (including to the extent permitted under Kyverna’s obligations to Third Parties on the effective date of termination), to assign to Intellia any Third Party agreements to which Kyverna or its Affiliates is a party that are specific to and exclusively relating to the development, manufacture or commercialization of the CRISPR Product to which Kyverna is a party, subject to any required consents of such Third Party.

(vi) Kyverna shall use Commercially Reasonable Efforts, and subject to Intellia’s reasonable assistance, to the extent legally permissible (including to the extent permitted under Kyverna’s obligations to Third Parties on the effective date of termination), to promptly transfer and assign (or, if applicable, shall cause its Affiliates to assign) to Intellia all of Kyverna’s (and such Affiliates’) worldwide right, title and interest in and to any registered trademarks or registered internet domain names that are specific to and exclusively used for the CRISPR Product (it being understood that the foregoing shall not include any trademarks or internet domain names that contain the corporate or business name(s) of Kyverna or any of its Affiliates or any other products of Kyverna or any of its Affiliates) to the extent owned by Kyverna or its Affiliates as of the effective date of termination. The Parties shall promptly negotiate in good faith a trademark license agreement granting Intellia a non-exclusive, royalty-free license under Kyverna’s (and such Affiliates’) worldwide right, title and interest in and to any registered trademarks that are, or have been, used for the CRISPR Product but are not transferred or assigned to Intellia under this Section 13.6(b)(vi).

(vii) Kyverna shall use Commercially Reasonable Efforts, subject to any agreements with Third Parties and subject to Intellia’s reasonable assistance, to transition to Intellia any ongoing clinical trials for the CRISPR Product that are being conducted by Kyverna as of the effective date of termination, and following such transition, Intellia shall be fully responsible for the conduct of such ongoing clinical trials (provided that, for clarity, the licenses granted to Kyverna hereunder shall survive until such ongoing clinical trials are so transitioned to Intellia solely to the limited extent necessary to enable Kyverna (and its Affiliates and sublicensees) to continue such clinical trials during such transition period).

(viii) Kyverna shall transfer to Intellia any inventory of the CRISPR Product Controlled by Kyverna or its Affiliates as of the termination date at Kyverna’s fully burdened cost plus […***…] percent ([…***…]%).

13.7 Kyverna’s Rights in Lieu of Termination. Following the expiration of the Intellia Option and the Collaboration Term, if Kyverna has the right to terminate this Agreement pursuant to Section 13.4 (i.e. by mutual agreement of the Parties regarding a material breach by Intellia of the Agreement or as may be finally determined in an Adverse Ruling following final resolution under Section 14.1), then within sixty (60) days following the expiration of the Breach Cure Period, Kyverna may, by written notice to Intellia, elect to continue this Agreement in full force and effect, effective as of the date Kyverna delivers notice of such election to Intellia. If Kyverna elects to continue this Agreement in full force and effect without such termination (including with respect to all Intellia’s obligations), then (a) any milestone payments and royalty payments (other than milestone payments and royalty payments payable under any Intellia Third Party Agreement in effect as of the date of such election) for the CRISPR Product that would otherwise be payable by Kyverna hereunder shall, from and after the date of such notice from Kyverna, be reduced by […***…] percent ([…***…]%) for the remainder of the Term and (b) solely if clause (a) applies, Kyverna shall not be entitled to seek any monetary damages against Intellia under a breach of contract or other claim to the extent that such damages arise from or are a result of the material breach giving rise to Kyverna’s termination right.

13.8 Survival of Obligations. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Any expiration or termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement prior to expiration or termination. Except for the following provisions (which shall survive expiration or termination of this Agreement), upon expiration or termination of this Agreement, the rights granted to the Parties hereunder and obligations of the Parties hereunder shall terminate, and this Agreement shall cease to be of further force or effect: (a) Sections 5.1(b), 5.10, 7.1, 9.6, 13.1 (last sentence), 13.6, 13.8 and 13.9; (b) Sections 7.2(d), 7.3, 7.4, 7.5, 7.7, 7.8, in each case, solely with respect to Joint Intellectual Property; and (c) Articles 1 (as necessary to effect the intent of the surviving provisions), 8, 10, 11, 12 and 14. For any surviving provisions requiring action or decision by a committee or an Executive Officer, each Party shall appoint representatives to act as its committee members or Executive Officer, as applicable.

13.9 Return of Confidential Information. Confidential Information disclosed by the Disclosing Party, including permitted copies, shall remain the property of the Disclosing Party. Upon the expiration or termination of this Agreement (or the expiration or termination with respect to a particular CRISPR Product, as applicable), the Receiving Party shall promptly return to the Disclosing Party or, at the Disclosing Party’s request, destroy, all documents or other tangible materials representing the Disclosing Party’s Confidential Information (or any designated portion thereof) pertaining to the expired or terminated subject matter and, if expressly requested in writing by the Disclosing Party, provide the Disclosing Party with written certification of such destruction within forty-five (45) days; provided, that one (1) copy may be maintained in the confidential files of the Receiving Party for the purpose of complying with the terms of this Agreement; provided, further, that the Receiving Party may retain the Disclosing Party’s Confidential Information that is necessary or useful for the practice of any license from the Disclosing Party to the Receiving Party that survives expiration or termination, as applicable, and the Receiving Party shall not be required to return or destroy any copies of the Disclosing Party’s Confidential Information stored by its electronic back-up systems in the ordinary course of business.

ARTICLE 14

MISCELLANEOUS

14.1 Governing Law; Dispute Resolution; Submission to Jurisdiction.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the (i) State of New York or (ii) Applicable Law with respect to patents of the relevant jurisdiction, in each case ((i) and (ii)), without regard to the conflict of laws principles thereof that would require the application of the law of any other jurisdiction.

(b) Long Form Arbitration.

(i) Except as otherwise set forth in this Agreement, in the event of any unresolved matter, dispute, or controversy or claim arising out of or relating to this Agreement, or the breach, termination, enforcement, interpretation or validity thereof or which this Agreement expressly provides shall be resolved in accordance with this Section 14.1(b) (each, a “Dispute”), the Parties shall refer the Dispute to the Executive Officers (or designees with similar authority to resolve such Dispute), who shall attempt in good faith to resolve such Dispute. If the Executive Officers cannot resolve such Dispute within thirty (30) days of the matter being referred to them in writing, then such Dispute is to be settled by binding arbitration (each such arbitration, an “Arbitration”). Any dispute about the propriety of commencing the arbitration or the scope or applicability of the agreement to arbitrate shall be finally settled by Arbitration.

(ii) The set, or legal place, or Arbitration shall be New York, New York, and shall be administered by JAMS in accordance with the JAMS Comprehensive Arbitration Rules and Procedures. The Parties acknowledge that this Agreement evidences a transaction involving interstate commerce. Notwithstanding Section 14.1(a) with respect to the applicable substantive law, any arbitration conducted pursuant to the terms of this Agreement shall be governed by the Federal Arbitration Act (9 U.S.C. § 1 et. seq.).

(iii) If the alleged damages or amount in dispute (claims and counterclaims inclusive) is less than five million USD ($5,000,000) and the dispute does not concern ownership of Intellectual Property developed under this Agreement, the Parties shall appoint a single arbitrator to be selected by mutual agreement or, if the Parties are unable to agree on an arbitrator within ten (10) Business Days after the commencement of Arbitration, the arbitrator shall be appointed by JAMS in accordance with its rules, in each case satisfying the criteria set forth below to the maximum extent possible. If the alleged damages or amount in dispute (claims and counterclaims inclusive) is more than five million USD ($5,000,000) or the dispute concerns ownership of Intellectual Property developed under this Agreement, the arbitration shall be conducted by a panel of three (3) arbitrators—each Party shall appoint one (1) arbitrator within ten (10) Business Days after the commencement of Arbitration, and the Parties shall jointly appoint the third arbitrator to be selected by mutual agreement within fifteen (15) Business Days after the commencement of Arbitration. Any arbitrator that is not appointed within the allotted time, shall be appointed by JAMS in accordance with its rules, in each case satisfying the criteria set forth below to the maximum extent possible.

(iv) In all cases, each arbitrator should be a person with no less than ten (10) years of biotechnology industry experience and expertise, including experience and expertise relating to collaboration and license agreements similar to this Agreement, but under no circumstances shall such person be a current or former employee or consultant of either Party or its Affiliates. If the Dispute relates primarily to scientific matters, then the arbitrator should also have relevant scientific expertise, including experience and expertise relating to drug discovery, product development, or commercialization. In all cases, each arbitrator shall be fluent in the English language. An arbitrator shall be deemed to meet these qualifications unless a party objects within ten (10) days after the arbitrator is appointed.

(v) Within twenty (20) days following the later of the date of the last hearing or receipt by the arbitrator(s) of the Parties’ written submission, including any post-hearing brief, the arbitrator(s) shall render its award in writing. The award of the arbitrator shall be final and binding on the Parties and the Parties undertake to carry it out without delay.

(vi) The Parties expressly consent to the exclusive jurisdiction of and venue in the United States District Court for the District of Massachusetts (and, if such federal court rejects jurisdiction for any reason, then the Parties expressly consent to the jurisdiction of and venue in the state courts of the city of Boston, Massachusetts) solely and specifically for the purposes of confirming, vacating, modifying or correcting the award rendered in any Arbitration.

The Parties agree and consent to submit themselves to personal jurisdiction in any such action brought in those courts and hereby waive any right to challenge the jurisdiction of those courts over such action or that those courts are an inconvenient forum for such action. The Parties consent to service of process in any such action by certified mail addressed in accordance with the notice provisions of this Agreement, without prejudice to service of process by any other means authorized by Applicable Law.

(vii) The Parties hereby agree that any disputed performance or suspended performance pending during the arbitration will be completed within a reasonable time period following the award of the arbitrator(s) if the award so orders it.

(viii) Notwithstanding anything in this Section 14.1(b) to the contrary, as between the Parties, and pursuant to Section 13.5 (with respect to matters subject to Section 13.5), any and all issues regarding the scope, construction, validity, and enforceability of any Patent (excluding issues regarding the scope, construction, validity or enforceability of any such Patent that are necessary in order to determine a Party’s rights and obligations under this Agreement) or trademark relating to the CRISPR Product that is the subject of this Agreement shall be determined in a court or other tribunal, as the case may be, of competent jurisdiction under Applicable Laws pertaining to Patents or trademarks in the applicable jurisdiction (such disputes, “IP Disputes”).

(ix) Notwithstanding anything in this Agreement to the contrary, a Party may seek a temporary restraining order or a preliminary injunction from any court of competent jurisdiction in order to prevent immediate and irreparable injury, loss, or damage on a provisional basis.

(c) Expedited Arbitration. If the Parties cannot agree on (i) the allocation of value to components in a CRISPR Product that is a Combination Product pursuant to Section 1.69, (ii) whether a Third Party company is a Gene Editing Company for inclusion on Schedule 1.36, (iii) any royalty reduction under Section 6.4(c)(iii), or (iv) the royalty percentage with respect to the Reversion License pursuant to Section 13.6(b) (each such dispute in (i) through (iv), a “Selected Value Dispute”), or (v) the final terms of the Co-Co Agreement pursuant to Section 4.1(c) (a “Co-Co Terms Dispute”, and together with the Selected Value Disputes, the “Selected Disputes”), such Selected Dispute will be resolved through final, expedited arbitration administered by JAMS strictly in accordance with the process described in this Section 14.1(c) (“Expedited Arbitration”) rather than pursuant to the dispute resolution procedures under Section 14.1(b). The seat of the arbitration shall be New York, New York.

(i) Pre-Arbitration Discussions.

(1) In the event of a Selected Dispute, the Parties shall first refer the Selected Dispute to the Executive Officers for resolution through good faith negotiations. If a Selected Dispute is not resolved within fifteen (15) days after referral to the Parties’ Executive Officers, then (A) either Party shall have the right to resolve any Selected Value Dispute through Expedited Arbitration or (B) Section 14.1(c)(i)(2) shall apply to any Co-Co Terms Dispute.

(2) Within ten (10) days following the failure of the Executive Officers to agree on final terms and conditions of the Co-Co Agreement, each Party will (i) prepare a draft of the Co-Co Agreement to be used to reflect such Party’s final positions (each, a “Final Positions Draft”), which draft shall (A) include all terms to which the Parties have agreed to date, (B) include such Party’s position on all other terms that have not yet been agreed, and (C) not include any provisions that are in material conflict with the terms provided in Schedule 4.1(c), and (ii) submit its Final Positions Draft to the other Party. Within five (5) Business Days after delivery of the Parties’ Final Positions Drafts, the Parties will meet to determine whether they agree to enter into either Party’s Final Positions Draft (or a modified version thereof) as the Co-Co Agreement. If a Party fails to submit a Final Positions Draft in the time period required by this paragraph, then the Final Positions Draft of the Party that did submit such draft shall automatically become the Co-Co Agreement regardless of whether the Parties execute such Co-Co Agreement. If the Parties are unable to agree within five (5) days following such meeting or if the Parties do not meet within such timeframe, then the Co-Co Terms Dispute will be resolved through Expedited Arbitration.

(ii) Arbitrator Appointment. The Parties will appoint a single arbitrator to be selected by mutual agreement or, if the Parties are unable to agree on an arbitrator within five Business Days after the commencement of the Expedited Arbitration, JAMS shall appoint the arbitrator in accordance with its rules (the “Arbitrator”). Regardless of how the Arbitrator is appointed, the Arbitrator shall satisfy the criteria set forth in Section 14.1(b)(iv), to the maximum extent possible; provided, that, in addition to such criteria, for a Co-Co Terms Dispute the Arbitrator shall have subject matter expertise with respect to structuring and negotiation of collaboration and co-commercialization transactions, and educational training and industry experience sufficient to demonstrate a reasonable level of scientific, financial, medical, legal, contracting and industry knowledge relevant to the Co-Co Agreement. An Arbitrator shall be deemed to meet these qualifications unless a Party objects within ten (10) days after the arbitrator is appointed.

(iii) Selected Value Disputes.

(1) Within fifteen (15) days after appointment of the Arbitrator for a Selected Value Dispute, each Party shall submit to the Arbitrator one proposal for resolving the Selected Value Dispute and a written memorandum in support of its position regarding the Selected Value Dispute and its proposed resolution (the “Opening Brief”), which shall not exceed thirty (30) pages in total, provided that the page limit may be enlarged upon order of the Arbitrator for good cause shown. In connection with the submission of the Opening Brief, a Party may also submit documentary evidence in support thereof which had both (A) existed prior to the commencement of such Expedited Arbitration and (B) been previously shared with the other Party. The Arbitrator will provide each Party’s Opening Brief and supporting documentation to the other Party after he or she receives the Opening Brief from both Parties. Within ten (10) days after a Party receives the other Party’s Opening Brief from the Arbitrator, such receiving Party will have the right to submit to the arbitrator a response to the other Party’s Opening Brief (each, a “Response Brief”) which shall not exceed twenty (20) pages in total provided that the page limit may be enlarged upon order of the Arbitrator for good cause shown. In connection with the submission of a Response Brief, a Party may also submit documentary evidence in support thereof which had both (1) existed prior to the commencement of such Expedited Arbitration and (2) been previously shared with the other Party. The Arbitrator will provide each Party’s Response Brief and supporting documentation, if any, to the other Party after he or she receives a Response Brief from both Parties (or at the expiration of such ten (10) day period if any Party fails to submit a Response Brief).

(2) There shall be no discovery in the Expedited Arbitration (e.g., document requests, interrogatories, depositions, etc.). The Arbitrator will, however, have the right to perform independent research and analysis and to request any Party provide additional documentary evidence that was Controlled by such Party prior to the Arbitrator making such request.

(3) In consultation with the Parties, the Arbitrator shall determine whether to resolve the Expedited Arbitration on a documents only basis or whether to convene a hearing, which shall not exceed a day and shall take place within fourteen (14) days after the deadline for submitting Response Briefs. No later than the later of (1) fifteen (15) days following the receipt of both Parties’ Response Briefs (or expiration of the aforementioned ten (10) day period if any Party fails to submit a Response Brief) and (2) the conclusion of the oral hearing, if any, the Arbitrator shall select one Party’s proposal that he or she determines is the most commercially reasonable under the circumstances and best gives effect to the intent of the Parties under this Agreement. The Arbitrator shall accept only one of the proposals submitted by the Parties (without making any changes to such proposal) and shall render such proposal as the Arbitrator’s final decision. As part of such decision, the Arbitrator shall mandate that the Party whose resolution is not selected bears the costs and expenses of such Expedited Arbitration (excluding either Party’s attorneys’ fees and expenses).

(iv) Co-Co Terms Dispute.

(1) Within ten (10) days after the appointment of the Arbitrator, each Party will prepare a draft of the Co-Co Agreement (each, an “Arbitration Draft”) and submit its Arbitration Draft to the Arbitrator. Each Arbitration Draft submitted to the Arbitrator must (i) include such Party’s position on all terms that have not been agreed, and (ii) not include any provisions that are in material conflict with Schedule 4.1(c), and may (but shall not be required to), at each Party’s discretion, include terms agreed by the Parties prior to referral to the Arbitrator. If a Party fails to submit an Arbitration Draft in the time period required by this paragraph, then the Arbitration Draft of the Party that did submit such draft shall automatically become the Co-Co Agreement regardless of whether the Parties execute such Co-Co Agreement.

(2) Following the submission of both Arbitration Drafts to the Arbitrator for a binding determination, the Arbitrator shall, as soon as reasonably practicable, schedule a meeting among the Parties and the Arbitrator, with the Arbitrator acting as a mediator, for no more than two (2) days or such longer period as the Parties shall mutually agree, to determine whether they agree to enter into either Party’s Arbitration Draft (or a modified version thereof) as the Co-Co Agreement.

(3) If the Parties are unable to agree on a Co-Co Agreement through the mediation required by subclause (2) above, the Arbitrator will be instructed to select one of the Parties’ Arbitration Drafts within fifteen (15) days following the end of the mediation set forth in subclause (2) above and to select the Arbitration Draft that it determines to contain the most fair, balanced, and customary terms that are consistent with the terms of Schedule 4.1(c) and implement the intent of the Parties in the Agreement and Schedule 4.1(c). The Arbitrator will be limited to selecting only one or the other of the Arbitration Drafts submitted by the Parties. The Arbitrator shall accept only one of the Arbitration Drafts submitted by the Parties (without making any changes to such Arbitration Draft) and shall render such Arbitration Draft as the Arbitrator’s final decision. The Arbitration Draft selected by the Arbitrator shall automatically become the Co-Co Agreement regardless of whether the Parties execute such Co-Co Agreement. As part of such decision, the Arbitrator shall mandate that the Party whose resolution is not selected bears the costs and expenses of such Expedited Arbitration (excluding either Party’s attorneys’ fees and expenses).

(v) Notwithstanding anything to the contrary in this Agreement, the Arbitrator shall not have the authority to render any decision other than selecting one proposal submitted by a Party pursuant to this Section 14.1(c). The Arbitrator’s decision shall be final and binding on the Parties. All activities undertaken by the Arbitrator will be conducted subject to obligations of confidentiality no less restrictive than those set forth in Article 10. Further, the Parties acknowledge and agree that their respective Opening Briefs, Response Briefs, Final Positions Drafts, Arbitration Drafts and all information exchanged in connection with the Expedited Arbitration proceedings, and the conduct of such proceedings and any information produced thereunder shall be Confidential Information under this Agreement and subject to the provisions of Article 10.

(vi) The Parties expressly consent to the exclusive jurisdiction of and venue in the United States District Court for the District of Massachusetts (and, if such federal court rejects jurisdiction for any reason, then the Parties expressly consent to the jurisdiction of and venue in the state courts of the city of Boston, Massachusetts) solely and specifically for the purposes of confirming, vacating, modifying or correcting the award rendered in any Expedited Arbitration. The Parties agree and consent to submit themselves to personal jurisdiction in any such action brought in those courts and hereby waive any right to challenge the jurisdiction of those courts over such action or that those courts are an inconvenient forum for such action. The Parties consent to service of process in any such action by certified mail addressed in accordance with the notice provisions of this Agreement, without prejudice to service of process by any other means authorized by Applicable Law.

(d) IP Dispute Resolution. Except as set forth in Section 14.1(b), the Parties expressly consent to the exclusive jurisdiction of and venue in the United States District Court for the District of Massachusetts (and, if such federal court rejects jurisdiction for any reason, then the Parties solely and expressly consent to the jurisdiction of and venue in the state courts of the city of Boston, Massachusetts) solely and specifically for purposes of any action or proceeding arising out of or in connection with any IP Disputes. The Parties agree and consent to submit themselves to personal jurisdiction in any such action brought in those courts and hereby waive any right to challenge the jurisdiction of those courts over such action or that those courts are an inconvenient forum for such action. The Parties consent to service of process in any such action by certified mail addressed in accordance with the notice provisions of this Agreement, without prejudice to service of process by any other means authorized by Applicable Law.

14.2 Waiver. Waiver by a Party of a breach hereunder by the other Party shall not be construed as a waiver of any subsequent breach of the same or any other provision. No delay or omission by a Party in exercising or availing itself of any right, power or privilege hereunder shall preclude the later exercise of any such right, power or privilege by such Party. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this Agreement and signed by a duly authorized representative of the Party granting the waiver.

14.3 Notices. All notices, instructions and other communications required or permitted hereunder or in connection herewith shall be in writing, shall be sent to the address of the relevant Party set forth on Schedule 14.3 attached hereto and shall be (a) delivered personally or (b) sent via a reputable nationwide overnight courier service, except in the event this Agreement specifies the notice may be delivered by email. Any such notice, instruction or communication shall be deemed to have been delivered upon receipt if delivered by hand, two (2) Business Days after it is sent via a reputable nationwide overnight courier service or when transmitted in the case of permitted email. Either Party may change its address by giving notice to the other Party in the manner provided above.

14.4 Entire Agreement. This Agreement contains the complete understanding of the Parties with respect to the subject matter hereof and thereof and supersedes all prior understandings and writings relating to the subject matter hereof and thereof. For clarity, this Agreement supersedes the CDA (subject to Section 10.1(b)).

14.5 Amendments. No provision in this Agreement (or Schedule attached hereto) shall be supplemented, deleted or amended except in a writing executed by an authorized representative of each of Intellia and Kyverna.

14.6 Interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) references to the singular shall include the plural and vice versa; (c) references to masculine, feminine and neuter pronouns and expressions shall be interchangeable; (d) the words “herein” or “hereunder” relate to this Agreement in its entirety and not to any particular provision hereof; (e) the words “shall” and “will” have the same meaning; (f) references to a particular statute or regulation include all rules and regulations thereunder, in each case as amended or otherwise modified from time to time; (g) references to a particular person include such person’s successors and assigns to the extent not prohibited by this Agreement; (h) unless otherwise specified, “$” is in reference to United States dollars; (i) the word “or” has the inclusive meaning represented by the phrase “and/or”; (j) all references to Articles, Sections or Schedules shall be construed to refer to Articles, Sections or Schedules of this Agreement and references to this Agreement include all Schedules hereto; (k) any action or occurrence deemed to be effective as of a particular date shall be deemed to be effective as of 11:59 PM ET on such date; and (l) with respect to Intellectual Property, the term “invent” or “invented” shall mean generated, conceived, discovered, made or reduced to practice and cognates thereof shall have correlating meanings. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP, but only to the extent consistent with its usage and the other definitions in this Agreement.

14.7 Construction. The Parties acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to each Party and not in a favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement. The headings of clauses contained in this Agreement preceding the text of the sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only, and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language.

14.8 Severability. Should one or more provisions of this Agreement be or become invalid, then the Parties hereto shall attempt to agree upon valid provisions in substitution for the invalid provisions, which in their economic effect come so close to the invalid provisions that it can be reasonably assumed that the Parties would have accepted this Agreement with those new provisions. If the Parties are unable to agree on such valid provisions, the invalidity of such one or more provisions of this Agreement shall not affect the validity of the Agreement as a whole, unless the invalid provisions are of such essential importance for this Agreement that it may be reasonably presumed that the Parties would not have entered into this Agreement without the invalid provisions.

14.9 Assignment. Except as otherwise expressly provided herein, neither this Agreement nor any of the rights or obligations hereunder may be assigned by either Intellia or Kyverna without (a) the prior written consent of Kyverna in the case of any assignment by Intellia or (b) the prior written consent of Intellia in the case of an assignment by Kyverna, in each case ((a) and (b)), such consent not to be unreasonably withheld, conditioned or delayed, except, in each case ((a) and (b)), (i) to an Affiliate of the assigning Party (provided, however, that a Party assigning to an Affiliate shall remain fully and unconditionally liable and responsible to the non-assigning Party hereto for the performance and observance of all such duties and obligations by such Affiliate), or (ii) to any Third Party who acquires all or substantially all of the business or assets of the assigning Party to which this Agreement relates, whether by merger, Change of Control, sale of assets or otherwise, so long as such Affiliate or Third Party agrees in writing to be bound by the terms of this Agreement. An assignment to an Affiliate shall terminate, and all rights so assigned shall revert to the assigning Party, if and when such Affiliate ceases to be an Affiliate of the assigning Party. Any attempted assignment in violation hereof shall be void ab initio and of no effect.

14.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

14.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument. In addition, this Agreement may be executed manually and transmitted electronically by facsimile or “PDF” or executed electronically by DocuSign or AdobeSign and such facsimile or “PDF” or electronic signature shall be deemed to be an original.

14.12 Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of any Party hereto. No Third Party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against any Party hereto.

14.13 Relationship of the Parties. Each Party shall bear its own costs incurred in the performance of its obligations hereunder without charge or expense to the other Party except as expressly provided in this Agreement. Neither Intellia nor Kyverna shall have any responsibility for the hiring, termination or compensation of the other Party’s employees or for any employee compensation or benefits of the other Party’s employees. No employee or representative of a Party shall have any authority to bind or obligate the other Party to this Agreement for any sum or in any manner whatsoever, or to create or impose any contractual or other liability on the other Party without said Party’s approval. For all purposes, and notwithstanding any other provision of this Agreement to the contrary, Kyverna’s legal relationship under this Agreement to Intellia, and Intellia’s legal relationship under this Agreement to Kyverna, shall be that of an independent contractor. Nothing in this Agreement shall be construed to establish a relationship of partners or joint ventures between the Parties or any of their respective Affiliates.

14.14 Limitation of Damages. IN NO EVENT SHALL KYVERNA OR INTELLIA BE LIABLE FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, LOSS OF PROFITS) SUFFERED BY THE OTHER PARTY, REGARDLESS OF THE THEORY OF LIABILITY (INCLUDING CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE) AND REGARDLESS OF ANY PRIOR NOTICE OF SUCH DAMAGES. HOWEVER, NOTHING IN THIS SECTION 14.14 IS INTENDED TO LIMIT OR RESTRICT (A) LIABILITY FOR BREACH OF SECTION 5.1, SECTION 5.2 OR SECTION 10.1 OR (B) THE INDEMNIFICATION RIGHTS AND OBLIGATIONS OF EITHER PARTY HEREUNDER AS SET FORTH IN SECTION 11.1 WITH RESPECT TO THIRD PARTY CLAIMS.

14.15 Injunctive or Other Equity Relief. Nothing contained in this Agreement shall deny any Party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any other ongoing proceeding.

14.16 Non-Exclusive Remedies. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by Applicable Law or otherwise available except as and to the extent expressly set forth herein.

14.17 Further Assurances and Transaction Approvals. Upon the terms and subject to the conditions hereof, each of the Parties agrees to do and perform all such further ministerial acts and things and shall execute and deliver such other agreements, certificates, instruments and documents necessary or that the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and to evidence, perfect or otherwise confirm its rights hereunder.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Kyverna and Intellia have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

KYVERNA THERAPEUTICS, INC.

By	/s/ Dominic Borie
Name:	Dominic Borie
Title:	CEO and President

INTELLIA THERAPEUTICS, INC.

By	/s/ John Leonard
Name:	John Leonard
Title:	CEO and President

[Signature Page to License and Collaboration Agreement]

Schedule 1.36

Gene Editing Company

[…***…]

Schedule 1.44(a)

Intellia Background Patent Rights that Cover the Allo Technology

[…***…]

Schedule 1.44(b)

Other Intellia Background Patent Rights

[…***…]

Schedule 1.48

Intellia Manufactured Materials

[…***…]

Schedule 1.49

Intellia Materials

[…***…]

Schedule 1.58

Kyverna Background Patent Rights

[…***…]

Schedule 1.60

Kyverna Existing Third Party Agreements

1.

Public Health Service Patent License Agreement – Exclusive (License Application Number A-107-2021 and License Number L-159-2021-0), dated as of May 27, 2021, by and between Kyverna and the U.S. Department of Health and Human Services, as represented by the National Cancer Institute as Institute or Center of the National Institute of Health.

Schedule 1.64

Kyverna Materials

[…***…]

Schedule 1.79

POC Criteria

[…***…]

Schedule 3.1

Initial Collaboration Plan

[…***…]

Schedule 4.1(c)

Co-Co Agreement Terms1

1. Overview	Upon exercise by Intellia of the Intellia Option, the Parties will enter into a Co-Co Agreement, pursuant to which (i) the Parties will collaborate on the clinical development of the CRISPR Product and share equally the costs associated with clinical development, manufacturing and regulatory expenses of the CRISPR Product for U.S. administration, and (ii) following Regulatory Approval of the CRISPR Product, Intellia will have exclusive commercialization rights for the CRISPR Product for U.S. administration, subject to the rights of Kyverna to copromote the CRISPR Product in the U.S., and Kyverna will retain the sole and exclusive right, at its expense, to research, develop, make, have made, use, sell, offer for sale, export or import or otherwise exploit the CRISPR Product for ROW administration and shall have sole decision making authority in relation thereto, subject to the Parties’ obligations to cooperate regarding certain development, regulatory and commercialization strategies.

2. Governance

In connection with entering into the Co-Co Agreement, the Parties will form a Joint Steering Committee (the “JSC”) to oversee the co-development and co-commercialization activities. Without limiting the general oversight activities of the JSC, the JSC will (i) review and approve development and commercialization strategies with respect to the CRISPR Product including (A) product labeling for all indications and (B) life cycle management plans; (ii) receive information regarding and discuss development and commercialization progress of the CRISPR Product; (iii) review and approve development plans and commercialization plans and budgets for the CRISPR Product, and all amendments thereto; and (iv) to the extent permitted by Applicable Law, review and approve CRISPR Product launch pricing and discounting strategies.

In addition, the JSC will form a Joint Development Committee (“JDC”) and Joint Commercialization Committee (“JCC”), with primary responsibility for the development program and commercialization program, respectively, including manufacturing for use in the development program and commercialization program.

[1]	Capitalized terms used in this sheet without definition have the meanings ascribed to such terms in the Agreement.

All committees will act by unanimous consent of the Parties, with each Party having one vote. The Co-Co Agreement will set forth in detail the allocation of final decision making authority, with the general understanding that (a) Intellia will have final decision making authority with respect to matters that affect the U.S., (b) Kyverna will have final decision making authority with respect to matters that affect the ROW, and (c) neither Party may use its final decision making authority if it would materially adversely affect the CRISPR Product in the other Party’s territory.

3. Development

Each of Intellia and Kyverna, as applicable, will use Commercially Reasonable Efforts to develop and obtain Regulatory Approval for the CRISPR Product in the U.S. In addition, Kyverna will use Commercially Reasonable Efforts to develop and obtain Regulatory Approval for the CRISPR Product in at least one Major Market in the ROW. Unless otherwise agreed by the Parties for the U.S., Kyverna will act as the development operational lead party, and will be the sponsor of clinical trials for the CRISPR Product and have primary responsibility for the day-to-day development activities to be conducted and decisions to be made in accordance with and consistent with the development plan recommended by the JDC and approved by the JSC. Intellia will support the development activities as set forth in the Development Plan, including providing advice and support regarding manufacturing and regulatory matters.

As described below, each Party will be responsible for fifty percent (50%) of the FTE Costs and Out-of-Pocket Costs directly related to the development of the CRISPR Product for U.S. administration, and Kyverna will be solely responsible for its FTE Costs and Out-of-Pocket Costs directly related to the development of the CRISPR Product for ROW administration. If any development costs are not directly allocable to the U.S. or the ROW, then the Parties will share equally in such costs and any such costs will be included in the profit and loss share (to the extent applicable to commercialization activities). Without limiting the foregoing, if Kyverna solely incurs costs of development in connection with the CRISPR Product in the ROW, and the data arising from such clinical development activities is used in regulatory filings in the United States, then the Intellia shall reimburse Kyverna for 50% of the costs applicable to the clinical development activities that resulted in such data.

The Co-Co Agreement will set out a process by which the Parties will mutually agree upon the initial plan and budget for development of the CRISPR Product for U.S. administration (and such initial plan and budget will not be subject to either Party’s final decision right as lead party for U.S commercialization). Following the agreement on the initial development plan and budget, any material amendment to the development plan, or any change to the budget that results in an increase in the budget to greater than [...***...]% of the most recently agreed annual budget, would also be subject to mutual agreement, provided that if the Parties are unable to agree upon amendments to the U.S. development plan and budget (following agreement on the initial plan and budget), and Intellia exercises its final decision right in connection therewith, then Kyverna would have the right to defer payment of some or all of its share of any excess costs to be offset against its share of future net profits.

4. Regulatory	Until the filing for the BLA for the CRISPR Product, Kyverna will be the lead party for all regulatory filings and correspondence with regulatory authorities regarding the CRISPR Product; and shall own all regulatory filings for the CRISPR Product in the U.S. and Intellia shall have the right to review and comment on all regulatory filings and communications with regulatory authorities in the U.S., and Kyverna shall use good faith efforts to incorporate all such comments. Kyverna shall transfer the regulatory filings (including the BLA application) to Intellia at the time of the first filing for a BLA, and Intellia shall thereafter be the lead party for all regulatory filings and correspondence with regulatory authorities regarding the CRISPR Product. Prior to BLA filing, Kyverna will invite a representative of Intellia to attend, and participate in, all meetings with regulatory authorities in the U.S. and will provide Intellia drafts of all regulatory filings in the U.S. reasonably prior to submission and shall use good faith efforts to incorporate all such comments.

5. Medical Affairs	The Parties will prepare an annual joint global medical affairs plan, based on the input from each Party with respect to the medical affairs plan for the territory in which it is the Lead Commercialization Party (the “Joint Medical Plan”), in coordination with the global development and brand strategy for the CRISPR Product. The Joint Medical Plan will include the medical affairs-related activities of the Parties, data generation activities, scientific exchange activities, creation of medical content, medical training and education, drug safety plans, and an annual budget for medical affairs activities. The Parties will carry out medical affairs activities with respect to the CRISPR Product under their respective territory-specific plans, which shall be consistent with the Joint Medical Plan with each Party sharing the costs of the Joint Medical Plan equally to the extent applicable to the U.S., and with Kyverna being solely responsible for the costs of the medical affairs activities (including any activities under the Joint Medical Plan) in the ROW.

6. Commercialization

Intellia will be the exclusive commercialization party for the CRISPR Product in the U.S. and Kyverna will be the exclusive commercialization party for the CRISPR Product for ROW administration (each such Party, the “Lead Commercialization Party”). The Lead Commercialization Party will use Commercially Reasonable Efforts to commercialize the CRISPR Product in each country for which it is the Lead Commercialization Party, pursuant to an annual commercialization plan approved by the JCC, and in the case of the U.S., subject to Kyverna’s co-promotion right (each, a “Commercialization Plan”). For clarity, Kyverna would have the sole right to make the final decision with respect to all activities in connection with the CRISPR Product for ROW administration. In each country for which it is the Lead Commercialization Party, the Lead Commercialization Party will:

(i)  Hold the regulatory approval for the CRISPR Product, provided that in the U.S this would apply following the first filing for the BLA for the CRISPR Product;

(ii)  hold legal title to all inventories of the CRISPR Product;

(iii)   establish and maintain a sales force to promote the CRISPR Product (subject in the U.S. to Kyverna’s copromotion right);

(iv) book all sales of the CRISPR Product and be responsible for order processing, invoicing and collection for all sales of the CRISPR Product;

(v)   be responsible for handling all returns and recalls of the CRISPR Product;

(vi) provide patient access programs;

(vii)  establish pricing and rebates taking into account any global pricing strategy established by the JSC;

(viii)  be responsible for contracting with government and managed care plans.

The Lead Commercialization Party will undertake the foregoing commercialization activities at its sole cost and expense.

The Lead Commercialization Party will have the sole right to set the price for the CRISPR Product in the jurisdictions in which it is the Lead Commercialization Party and to take all actions to obtain any necessary pricing approvals in such jurisdiction.

7. Marketing and Promotion

The Parties, through the JCC, will establish a global marketing strategy for the CRISPR Product based on the marketing strategy determined by the Parties for the US and by Kyverna for the ROW (the “Global Marketing Strategy”). The Lead Commercialization Party for a territory will be responsible for ensuring that its promotional materials for the CRISPR Product are taking into account the Global Marketing Strategy and will have the final decision making authority with respect to the promotional materials used in its jurisdictions; provided, that (i) all marketing materials for the CRISPR Product in the U.S. will be reviewed by both Parties, and (ii) if the Parties agree on global marketing materials, neither Party will be required to use any such materials in a particular country or jurisdiction if such Party reasonably believes that such materials violate, or are likely to violate, Applicable Law or internal company policies, or are inconsistent with the marketing strategy for a particular country or jurisdiction.

The JCC will establish a strategy for the development of training materials for the sales force and medical affairs professions for the CRISPR Product. All training materials prepared by the JCC will be consistent with the Global Marketing Strategy, if any. Each Party will be responsible for training its own sales representatives for the commercialization of the CRISPR Product prior to commencement of any such commercialization and periodically thereafter; provided, that Intellia shall be responsible for training Kyverna’s sales representatives if Kyverna exercises its co-promotion option in the U.S.

In accordance with the terms of the Co-Co Agreement, Kyverna shall have the right to co-promote the CRISPR Product with Intellia in the U.S., by providing at least one-third of the sales representatives and providing no less than one-third of the total details.

Each Party shall implement an incentive compensation plan for any U.S. representatives that (i) conduct or oversee activities under the Co-Co Agreement (including sales representatives) and (ii) are incentivized based on sales performance of the CRISPR Product. On an annual basis, each Party will provide its U.S. incentive compensation plan to the JCC (or a subcommittee thereof) for its review.

8. Manufacture and Supply	Unless otherwise agreed by the Parties in writing, the Parties will manufacture the CRISPR Product in accordance with the Development Plan and Commercialization Plan, as determined by the JSC. Prior to submission of an application for regulatory approval of the CRISPR Product in the U.S., the Parties will enter into a supply agreement and quality agreement for commercial supply of the CRISPR Product in the U.S.; provided, that if Intellia elects, Kyverna will enable Intellia to work with Kyverna’s Third Party contract manufacturers, if any, to the extent practicable and permitted pursuant to Kyverna’s agreements with such Third Parties, by (i) assigning to Intellia any then-existing agreement between Kyverna and any such manufacturer that pertains solely to a the CRISPR Product for U.S. administration, and not to any other product or country; (ii) cooperating to assign to Intellia only that part pertaining to the CRISPR Product of any then-existing agreement between Kyverna and any such manufacturer that is applicable to products other than the CRISPR Product or countries other than the U.S.; or (iii) at Intellia’s request, reasonably assisting Intellia in negotiating an agreement with any such manufacturer.

9. Financial Terms	From and after the Effective Date of the Co-Co Agreement, the Parties shall share equally in the development costs, the costs associated with seeking and obtaining regulatory approval and commercializing the Product in the U.S., including the costs of sales representatives and other commercial personnel of Kyverna if Kyverna exercises its co-promotion right in the U.S. The Parties shall also share equally in the profits and losses of the CRISPR Product in the U.S. Profits and losses shall be determined in accordance with GAAP. The Co-Co Agreement would set forth the mechanism by which the Parties would respectively incur and account for development and commercialization costs, and the determination of net profit and loss.

From and after the exercise by Intellia of the Intellia Option, royalty payments under the Agreement that are solely attributable to Net Sales of the CRISPR Product in the U.S. shall cease, and Kyverna shall pay royalty payments in the amounts and on the terms set forth in the Agreement that are attributable to Net Sales of the CRISPR Product in the ROW.

10. Intellectual Property

Intellectual property terms, including ownership, license grants, inventions, patent prosecution and maintenance, defense and enforcement, will be on the same terms as set forth in the Agreement (as described in further detail below), except as follows:

(i) Intellia will be granted an exclusive (except with respect to the rights retained by Kyverna to perform development and commercialization activities allocated to it and its Affiliates), royalty-free, fully paid-up, license under the Kyverna Intellectual Property (i) to perform the activities designated to Intellia under the development plan(s) approved by the JSC and (ii) to develop, make, have made, use, sell, offer for sale, export and import and otherwise exploit the CRISPR Product in the U.S. for use in the Field;

(ii)  Kyverna will have the first right to enforce and defend any Product-Specific Patent Rights on a worldwide basis on substantially the same terms set forth in Section 7.4(d) of the Agreement, provided that, with respect to any enforcement and defense actions relating to Product-Specific Patent Rights in the U.S., the Co-Co Agreement would set out provisions governing the coordination of such actions, and Intellia will have the right to direct and be involved in such actions relating to Product-Specific Patent Rights in the U.S; and

(iii)  The costs of any enforcement and any recoveries with respect to the U.S will be shared on a 50:50 basis (and included in the profit and loss share, as applicable). With respect to ROW enforcement, the Party bringing an action will have the right to retain all recoveries after payment of the Parties’ costs associated with the action.

In furtherance of the foregoing, the Parties, through the JSC or a subcommittee thereof, will coordinate regarding all intellectual property defense and enforcement regarding the CRISPR Product. The specific details regarding each Party’s right to make the final decision in certain circumstances will be set forth in the Co-Co Agreement.

11. Exclusivity; Change of Control

During the term of the Co-Co Agreement, and except with respect to the Kyverna Autologous CD19 Program (in the case of Kyverna), neither Party will clinically develop or commercialize a cell therapy product directed to CD19 (including CD19 and any other target) other than the CRISPR Product for use in the treatment or prevention of (a) any of the indications set forth on Appendix A (the “Initial Indications”) or (b) any additional indication that the Parties mutually agree to include in the Global Development Plan (the “Additional Indications”) (any such product, a “Competitive Product”); provided, however, that (i) any products for use in any Initial Indications that are the subject of a development program or third party collaboration as of the effective date of the Co-Co Agreement shall not be considered Competitive Products and (ii) any products for use in any Additional Indications that are the subject of a development program or third party collaboration as of the date that such Additional Indication(s) are included in the Global Development Plan shall not be considered Competitive Products.

Notwithstanding the foregoing, if either Party acquires, a third party that is engaged in clinical development or commercialization of a Competitive Product in the U.S., such Party will be required to either (i) include such Competitive Product as a CRISPR Product under the Co-Co Agreement or (ii) divest such Competitive Product within a specified period of time following the transaction.

Notwithstanding the foregoing, if either Party undergoes a Change of Control (to be defined in the Co-Co Agreement) where the acquiror is a Third Party that is engaged in development or commercialization of a Competitive Product in the U.S., such Party will be required to either, at its election: (i) Segregate such Competitive Product from the CRISPR Product and activities under the Co-Co Agreement, (ii) include such Competitive Product as a CRISPR Product under the Co-Co Agreement or (iii) divest such Competitive Product or the CRISPR Product within a specified period of time following the transaction.

12. Termination

The Co-Co Agreement will set forth the circumstances under which the Parties will have the right to terminate the Co-Co Agreement, or the co-promotion rights/obligations, as well as the detailed effects of any such termination.

In the event of a termination by Intellia for Kyverna’s material breach (or other for-cause events specified in the Co-Co Agreement), the licenses set forth in the Co-Co Agreement will terminate and Intellia will be granted a reversion license and rights substantially consistent with Section 13.6(b) of the Agreement, taking into account the relative contributions of the Parties to the development of the CRISPR Product under the Agreement and the Co-Co Agreement, and the CRISPR Product’s potential commercial value, given its state of development, in connection with such termination. In addition, if Intellia has the right to terminate the Agreement for Kyverna’s material breach, in lieu of termination, Intellia shall have the right to continue the Co-Co Agreement in accordance with its terms, except that at the time of such determination of material breach, the Parties will agree upon (or the arbitrator may provide for, in the final determination) a reasonable reduction to payments owed by Intellia and increase to revenue retained by Intellia, in each case, in connection with development and commercialization the CRISPR Product for administration in the U.S., provided that in determining such reduction and increase, the Parties shall take into account the relative contributions of the Parties to the development of the CRISPR Product under the Agreement and the Co-Co Agreement, and the CRISPR Product’s potential commercial value, given its state of development, in connection with such termination. If the Parties are unable to agree upon the applicable terms in the circumstances set forth above in lieu of termination, the Co-Co Agreement shall provide that the dispute shall be resolved by expedited arbitration in accordance with the terms set forth in the Agreement.

In the event of termination of the Agreement by Kyverna due to Intellia’s material breach (or other for-cause events specified in the Co-Co Agreement), Intellia will have no further right or obligation to commercialize the CRISPR Product and (a) the licenses granted by Intellia to Kyverna will survive, (b) Intellia shall remain liable for any documented costs actually incurred or non-cancellably committed under the Co-Co Agreement prior to such termination, (c) Intellia shall not be entitled to any refund of any amounts paid to Kyverna by way of sharing of development or commercialization costs prior to the date of termination, and (d) at the time of the determination of Intellia’s material breach, the Parties will agree upon (or the arbitrator may provide for, in the final determination) a reasonable reduction to the milestones and royalties set forth in Section 6.3 and 6.4 of the Agreement, provided that in determining such reduced milestones and royalties, the Parties shall take into account the relative contributions of the Parties to the development of the CRISPR Product, and the CRISPR Product’s potential commercial value, given its state of development, in connection with such termination. If the Parties are unable to agree upon the applicable terms in the event of Kyverna’s termination for Intellia’s material breach, the Co-Co Agreement shall provide that the dispute shall be resolved by expedited arbitration in accordance with the terms set forth in the Agreement.

13. Other Terms

Upon execution of the Co-Co Agreement, the Agreement will be superseded in all respects with respect to all rights and obligations of the Parties following the date of such execution. For clarity, the following provisions of the Agreement will be included in the Co-Co Agreement, and shall apply to the development and commercialization of the CRISPR Product, mutatis mutandis, provided that the list below is non exhaustive and that the intent of the Parties is to reflect in the Co-Co Agreement the positions that they have agreed upon in the Agreement except as otherwise set forth in this term sheet or as context requires:

•  Article 1 (Definitions), to the extent applicable;

•  Section 5.2 (License Grants to Kyverna);

•  Section 5.3 (Licenses Generally; No Implied Licenses; Covenant not to Sue);

•  Section 5.4 (Performance Standards)

•  Section 5.5 (Intellia Platform In-Licenses);

•  Section 6.4 (Royalty Payments), solely with respect to the ROW;

•  Section 6.5 (Reports; Payment Terms), with respect to ROW Net Sales;

•  Section 6.8 (Resolution of Payment Disputes);

•  Section 6.9 (Late Fee);

•  Article 7 (Intellectual Property), subject to the Intellectual Property terms set forth above;

•  Article 10 (Confidentiality);

•  Article 12 (Force Majeure); and

•  Article 14 (Miscellaneous), except that the Parties may agree to additional Selected Disputes for expedited arbitration or as context otherwise requires.

In addition, the Co-Co Agreement will include other customary terms, which may include representations and warranties, certain covenants, and mutual indemnification.

Appendix A

Exclusive Indications

[…***…]

Schedule 5.9(b)

Reports

[…***…]

Schedule 9.2

Intellia Disclosures

[…***…]

Schedule 9.3

Kyverna Disclosures

Schedule 14.3

Notice Information

To Intellia:	Intellia Therapeutics, Inc. 40 Erie Street Suite 130 Cambridge, MA 02139 Attention: President and CEO

To Kyverna:	Kyverna Therapeutics, Inc. 5980 Horton Street Suite 550 Emeryville, CA 94608 Attention: General Counsel